The information in this prospectus supplement is not complete and may be changed. We may not deliver these securities until a final prospectus is delivered. This prospectus supplement does not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

A filing fee of $7,061 calculated in accordance with
Rule 457(r), is payable to the SEC in connection with the
offering of debt securities from the Registration Statement
(File 333-142523) by means of this prospectus supplement
and the accompanying prospectus. The proposed
maximum aggregate offering price is based on a maximum
aggregate principal amount of debt securities sold of
$230,000,000, including amounts that may be purchased by
the underwriters pursuant to their over-allotment option.

PROSPECTUS SUPPLEMENT	Subject to Completion. Dated May 1, 2007.

(To Prospectus dated May 1, 2007)

$200,000,000

        % Convertible Senior Notes due 2027

We are offering $200,000,000 aggregate principal amount of our         % convertible senior notes due 2027. The notes will mature on May 15, 2027.

We will pay         % interest per annum on the principal amount of the notes until May 15, 2027. Interest will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2007. Interest will accrue on the notes from and including May     , 2007 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

The notes will be convertible into cash or, at our option, cash and shares of our common stock based on an initial conversion rate, subject to adjustment in certain circumstances, of              shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $             per share). In addition, subject to our right to elect to change the conversion rate and conversion obligation in connection with a “public acquirer fundamental change,” following a “make-whole fundamental change” that occurs prior to May 15, 2014, the conversion rate for a holder who elects to convert its notes in connection with such “make-whole fundamental change” will increase in certain circumstances.

Holders may convert their notes prior to stated maturity only under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ending June 30, 2007 (and only during such fiscal quarter), if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding fiscal quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the trading price per $1,000 principal amount of notes for each such trading day was equal to or less than 98% of the conversion value of the notes for such trading day during the note measurement period; (3) upon our calling such notes for redemption; (4) upon the occurrence of specified corporate transactions; and (5) during the 30 days prior to, but excluding, any scheduled purchase date and at any time on or after May 15, 2026 and before the close of business on the business day immediately preceding the maturity date. Upon conversion, we will deliver cash equal to the lesser of the aggregate principal amount of the notes to be converted and the total conversion obligation. We will deliver cash up to the principal amount, and at our option, shares of our common stock or a combination of cash and shares of our common stock for the remainder, if any, of the conversion obligation. The conversion obligation is based on the sum of the “daily settlement amounts” described in this prospectus supplement for the 20 consecutive trading days during the applicable “cash settlement period.”

On or after May 15, 2014, we may from time to time at our option redeem the notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date.

On each of May 15, 2014, May 15, 2017 and May 15, 2022, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date.

Holders may require us to repurchase all or a portion of their notes upon a “fundamental change,” as described in this prospectus supplement, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated unsecured indebtedness, and effectively subordinate to any of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The notes will not be guaranteed by our subsidiaries or joint ventures, and accordingly will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures (including trade payables).

We intend to use a portion of the net proceeds from the offering to repay our outstanding term loan under our credit facility, which was $99.3 million as of December 31, 2006. The balance of net proceeds will be used for working capital, capital expenditures and other general corporate purposes, which includes the funding of acquisitions of businesses, technologies or product lines, although we currently have no commitments or agreements for any specific acquisitions. We may also use a portion of the remaining net proceeds to repurchase shares of our outstanding common stock following the completion of the offering.

The notes will not be listed on any securities exchange or quoted on any automated quotation system.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “EPIC.” On April 30, 2007, the last reported sale price of our common stock on The Nasdaq Global Select Market was $14.50 per share.

See “ Risk Factors” beginning on page S-19 of this prospectus supplement to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted to the underwriters the option, exercisable on or before the 30th day after the date of this prospectus supplement, to purchase up to an additional $30,000,000 aggregate principal amount of the notes solely to cover over-allotments, if any.

We expect that the notes will be ready for delivery in book-entry-form only through The Depository Trust Company on or about May    , 2007.

UBS Investment Bank	Lehman Brothers

Cowen and Company	Needham & Company, LLC	Piper Jaffray

The date of this prospectus supplement is                     , 2007

Prospectus Supplement

Prospectus

Summary	2
Forward Looking Statements	4
Use of Proceeds	5
Ratio of Earnings to Fixed Charges	5
Description of Securities	6
Description of the Debt Securities	6
Legal Matters	8
Experts	8
Where you can Find More Information	8
Incorporation of Certain Information by Reference	9

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any such “free writing prospectus.” We are offering to sell, and seeking offers to buy, our   % convertible senior notes due 2027 only in jurisdictions where those offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any such “free writing prospectus” is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Summary

This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the notes. You should read carefully the entire prospectus supplement and the accompanying prospectus, including the more detailed information and financial statements and related notes thereto appearing elsewhere or incorporated by reference therein, before making an investment decision. Except as otherwise indicated or required by context, references in this prospectus supplement to “we,” “us,” “our,” or “Epicor” refer to the combined business of Epicor Software Corporation and its subsidiaries.

DESCRIPTION OF EPICOR

We are a global software company that designs, develops, markets and supports enterprise application software solutions primarily targeting middle-market companies and business units within large corporations worldwide. We have industry-specific software solutions and significant expertise in several key vertical markets including manufacturing, distribution, hospitality and retail, and financial and professional services. Our solutions help our clients improve operational efficiency and increase operational performance by automating and integrating critical information and business processes across their entire value chain. We serve over 20,000 customers in over 144 countries and 34 languages. For the year ending December 31, 2006, our revenues were $384 million, representing an increase of 32.7% over the year ended December 31, 2005.

Market Opportunity

In the past, middle-market companies were underserved by traditional financial and enterprise resource planning systems, which were generally designed for larger corporations. Though highly functional, these systems were also extremely complex and expensive to purchase, install and maintain, frequently requiring significant dedicated information technology resources. Moreover, legacy systems provided little flexibility or adaptability to the constantly evolving requirements of middle-market companies or to specific vertical markets.

The dramatic decrease in information technology costs over the past decade, coupled with a simultaneous increase in computing power, has made key new technologies accessible to this cost-conscious market. Microsoft Corporation developed the Microsoft Windows Server family, a robust network operating system and scaleable relational database that provides smaller businesses with a sophisticated technology infrastructure previously accessible only to much larger corporations. Microsoft has quickly become the fastest growing technology platform for middle-market companies, attracting them with features, familiarity and ease-of-use. In addition, Microsoft technology increasingly has been accepted by larger enterprises, based on improved structured query language (SQL) capabilities, scalability and security.

This proliferation of cost-effective information technology has increased middle-market companies’ investment in enterprise applications. A 2007 IDC report estimates that small and midsize business spending on information technology was approximately $404 billion for 2006, and AMR Research estimates that enterprise resource planning ranks as the most significant spending priority in the applications market for enterprises in terms of importance and dollar amount. According to IDC, enterprise resource planning spending by medium-sized businesses, with 500 to 4,999 employees, is expected to grow at a compound annual growth rate of 13.2% during the period from 2006 to 2010.

As the demand for enterprise applications by middle-market companies has significantly increased in recent years, the number of dedicated providers of these solutions has continued to decrease as a result of industry consolidation. Furthermore, large providers, such as Oracle and SAP, utilize resellers to sell their products and services, which we believe often results in lower customer satisfaction, driven by frequent installation and integration issues and higher total cost of ownership. We believe that our direct go-to-market model and vertical focus, along with the ongoing industry consolidation trend, has created a significant opportunity for us to provide middle-market customers with comprehensive and cost-effective enterprise software solutions for specific vertical markets.

Our Products and Solutions

Our products include back-office applications for manufacturing, supply chain, distribution and financial accounting, as well as front-office customer relationship management applications for sales, marketing and customer service and support. Our solutions are primarily targeted at the following vertical markets:

•

Manufacturing.    Our solutions meet the challenges of today’s manufacturing environment typified by short product lifecycles, continual process improvements, mass customization and lean manufacturing initiatives. We believe that manufacturing is the single largest commercial market for enterprise software applications.

•

Distribution.    Our solutions provide wholesale distributors and third-party logistics providers with tailored, end-to-end solutions comprised of warehouse and inventory management, financials, customer relationship management, and business intelligence solutions. Specific solutions for this vertical market include automation of customer acquisition, order management, warehouse fulfillment, accounting and customer service.

•

Hospitality & Retail.    Our solutions provide specialty and general merchandise retailers, food service, hotel, sports and recreation, and other entertainment companies with comprehensive solutions to manage and streamline virtually every aspect of their organizations—from complete point-of-sale environments and property management system integration, to cash and sales management, food costing, financials and business intelligence. Specific solutions for this vertical market include customer relationship management, supply chain management, merchandising and loyalty management for both large, tier one retailers, as well as smaller retail outlets.

•

Services.    Our solutions provide financial and professional services firms with comprehensive solutions for resource management, engagement management, bid management, customer relationship management, project accounting, portfolio and performance management, and collaborative commerce applications. Specific solutions for this vertical market include staff utilization, billing and revenue recognition, resource optimization and cash flow maximization for mid-sized to larger service organizations in markets such as audit and accountancy, architectural, engineering and construction, commercial research, not-for-profit organizations, software and computer services and management consulting.

In addition to the targeted enterprise-wide solutions mentioned above, we also offer supply chain management, supplier relationship management, customer relationship management and accounting and finance solutions to a variety of verticals and markets.

To facilitate implementation, integration and configuration tailored to our clients’ unique business requirements, we offer consulting, training and support services to supplement the use of our software products. Our professional services organization provides consulting services to customers in the implementation and integration of our software products, as well as education, training and other consulting and programming services. We provide timely, high-quality technical support, which we believe is critical to maintaining customer satisfaction, by offering telephone support, e-mail support, facsimile support and communications through our Web site. Telephone support is available five days a week during normal business hours on a nearly worldwide basis, with extended hours and emergency support additionally available.

We sell, market and distribute our products and services worldwide, primarily through a direct sales force as well as through an indirect channel including a network of value-added resellers, distributors and authorized consultants who market our products on a non-exclusive basis. The ability of our value-added resellers, distributors and authorized consultants to provide highly effective front-line technical support and assistance to end users has been an important factor in supporting our high customer satisfaction levels. Our network of value-added resellers and authorized consultants are required to undergo training and certification procedures provided by us on the use, installation and implementation of our products as a condition of being authorized to sell our products. Our value-added resellers include consulting groups and resellers, the majority of which provide software and hardware installation, systems integration and consulting services to organizations.

Our Competitive Strengths

•

Strong Focus on the Middle-Market.    We provide solutions primarily to middle-market companies or business units within large corporations worldwide, with annual revenues generally between $10 million and $1 billion. The market for worldwide enterprise resource planning applications license, maintenance and subscription revenue for medium-sized businesses with 500 – 4,999 employees is estimated to be $9.7 billion for 2007 according to IDC. Through organic growth and acquisitions, we have achieved year-over-year revenue growth of 28.7% and 32.7% in 2005 and 2006 respectively, compared to estimated worldwide enterprise resource planning market growth of 6.5% and 8.7% respectively for the same periods, which supports our belief that we are gaining market share from our competitors. System providers have experienced significant consolidation over the past two years, leaving many middle-market companies displaced and frustrated with the offerings of large enterprise resource planning vendors. We believe our verticalized offerings are attractive to middle-market companies and provide us with a competitive advantage against many of the larger enterprise resource planning vendors.

•

Vertical Market Focus.    Our software solutions are designed to meet the unique needs of our customers’ markets, specifically those in manufacturing, distribution, hospitality and retail, and financial and professional services. We believe our focus on specific vertical markets provides our customers with a more functional and affordable solution with better customer service, making us a compelling alternative to the complex and expensive offerings of large enterprise resource planning vendors.

•

Diversified Client Base with Strong Recurring Revenues.    We have a large, stable and highly satisfied customer base of over 20,000 companies. Over half of our revenues are typically generated from contracted maintenance revenues and our backlog of consulting services, and over 80% of our total revenue comes from existing customers, which provides us with significant revenue visibility. In addition, our customer maintenance renewal rates averaged approximately 95% over the last 9 quarters reflecting a high level of customer satisfaction. To maintain this level of satisfaction, we monitor our customers’ satisfaction and try to identify areas for improvement through annual customer surveys.

•

Significant Investment in Advanced, Standards-based Technology.    Our products are based on the Microsoft Windows Server family, the fastest-growing technology platform for middle-market companies today. Our platform incorporates advanced .NET and XML standards for data exchange and increases flexibility by integrating with other enterprise business applications. Our products can utilize the Microsoft SQL Server relational database management system (RDBMS), Progress Software Corporation’s Progress RDBMS or open database technology from IBM Corporation. In addition, utilization of a Service-Oriented Architecture (SOA) enables us to integrate different systems and modules while maximizing data accessibility for our customers. These capabilities have become increasingly important in new customer acquisition and played a key role in our new customer success in 2006.

•

Proven Acquisition Record and Integration Capabilities.    In 2004 and 2005, we augmented our organic revenue growth with two strategically selected acquisitions that extend our vertical market capabilities and provide us with new geographies and a broad base of clients in the middle-market. The most recent acquisitions were CRS Retail Systems in 2005, which delivered more than 40% year-over-year growth in the first two quarters following the acquisition, and Scala Business Solutions N.V. (Scala) in 2004, which provided a customer base in over 140 countries and synergistic product offerings.

•

Low Total Cost of Ownership and Sole Provider Position.    We believe our verticalized approach, and flexible, integrated applications provide lower total costs of ownership for our customers compared to larger ERP companies through short implementation timeframes and solutions that provide a rapid return on investment. In addition, we sell our products and services primarily through a direct salesforce, which provides us the ability to maintain greater control over quality in installation and integration. Customers often recognize cost savings from improved installation and integration, as well as the ability to direct questions to us as the sole provider of their systems.

Our Growth Strategy

•

Continue our Technology Emphasis.    All of our product lines are built on Microsoft’s .NET platform, incorporate the popular Microsoft Windows graphical user interface and are fully aligned to leverage the release of Windows Vista. Our use of SOA enables us to provide highly verticalized solutions while maximizing data accessibility for our customers. As middle-market companies increasingly transition from server-based to web-based enterprise solutions, we believe that we are well-positioned to increase our market share. We intend to continue to invest in technology around the Microsoft platform to support and extend our strong market position among middle-market customers.

•

Provide Integrated Solutions.    We are developing next-generation software based on a best-of-breed approach to consolidate the most desirable aspects of each of our many corporate solutions, including those of our most recent acquisitions, into an improved integrated solution for our customers. Our next-generation, web-based solution is designed to provide a highly functional, technically advanced business solution that maintains the highly industry-specific features that our customers require.

•

Target Larger Middle-Market Enterprises.    The breadth of our offerings, coupled with increased capabilities and functionality provided by our transition to the .NET architecture and recent acquisitions, have increased our penetration of larger enterprises within the middle-market category to which we traditionally sell. As a result, the average license revenue of our largest ten transactions has nearly doubled from 2002 to 2006, with each of the top ten software license transactions exceeding $300,000 in the fourth quarter of 2006. Additionally, our clients generally require committed services related to implementing our software. As software license revenues have increased, we have experienced a corresponding increase in professional services revenues, as we deliver on the committed services generally associated with each software license sale. The average value of committed services for the top ten software license transactions in the fourth quarter of 2006 exceeded $480,000, with committed services for each of our top ten software license transactions exceeding $200,000. We believe that continuing our focus on larger middle-market companies in each of our vertical markets represents a multi-billion dollar market opportunity.

•

Further Expand our Foreign Product Sales.    Through our existing channels and the extensive international channels inherited from our acquisition of Scala, we are increasing our presence in foreign markets. The realignment of our salesforce utilizing the extensive international sales and distribution network of Scala gives us the opportunity to reach a significant and underserved market of buyers in Europe and elsewhere. Our software products now incorporate a significant number of localized features to address international market opportunities, including support for multiple languages, and multiple currencies and accounting for a wide variety of taxation methods.

•

Continue to Make Strategic Acquisitions.    As part of our business strategy, we have completed, and will continue to pursue, selected strategic acquisitions to expand our customer base, product offerings and geographic footprint. We have strict acquisition criteria which we apply to each potential transaction and believe there will continue to be attractive acquisition opportunities in the future.

RECENT DEVELOPMENTS

Our first quarter of fiscal year 2007 ended on March 31, 2007, and we announced preliminary financial results for the quarter on April 25, 2007. The information below summarizes certain of our preliminary unaudited financial results for the first quarter ended March 31, 2007.

PRELIMINARY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2007	2006
	(in thousands, except per share amounts) (Unaudited)
Revenues:
License fees	$22,032	$19,312
Consulting	32,723	24,958
Maintenance	39,053	36,170
Hardware and other	7,521	4,039

Total revenues	101,329	84,479

Cost of revenues	47,179	35,761
Amortization of intangible assets	4,181	4,246

Total cost of revenues	51,360	40,007

Gross profit	49,969	44,472

Operating expenses:
Sales and marketing	18,629	15,001
Software development	8,680	8,332
General and administrative	15,408	12,241
Restructuring charges	221	—

Total operating expenses	42,938	35,574

Income from operations	7,031	8,898
Gain on sale of a non-strategic asset	1,579	—
Interest expense	(2,127)	(1,884)
Other income, net	570	284

Income before income taxes	7,053	7,298
Provision for income taxes	2,620	2,737

Net income	$4,433	$4,561

Net income per share:
Basic	$0.08	$0.08
Diluted	$0.08	$0.08
Weighted average common shares outstanding:
Basic	56,642	55,601
Diluted	57,703	56,639

PRELIMINARY CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2007(1) (unaudited)	December 31, 2006 (audited)
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$75,502	$70,178
Accounts receivable, net	77,085	83,965
Deferred income taxes	17,929	17,909
Inventory, net	7,336	4,885
Prepaid expenses and other current assets	8,175	7,587

Total current assets	186,027	184,524
Property and equipment, net	12,043	12,251
Deferred income taxes	21,067	19,836
Intangible assets, net	51,869	56,209
Goodwill	162,778	163,360
Other assets	6,279	5,710

Total assets	$440,063	$441,890

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$17,067	$14,298
Accrued expenses	36,768	50,919
Current portion of accrued restructuring costs	919	795
Current portion of long-term debt	1,098	1,102
Current portion of deferred revenue	62,616	63,726

Total current liabilities	118,468	130,840

Long-term debt, less current portion	98,153	98,273
Long-term portion of accrued restructuring costs	702	876
Long-term portion of deferred revenue	1,080	1,271
Long-term deferred income and other taxes	6,334	2,010

Total long-term liabilities	106,269	102,430

Stockholders’ equity:
Common stock	59	59
Additional paid-in capital	355,350	350,605
Less: treasury stock at cost	(13,357)	(10,895)
Accumulated other comprehensive loss	(921)	(954)
Accumulated deficit	(125,805)	(130,195)

Total stockholders’ equity	215,326	208,620

Total liabilities and stockholders’ equity	$440,063	$441,890

(1)	The 2007 entries for the following line items reflect a preliminary analysis of the impact of Financial Standards Account Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which is subject to change: deferred income taxes, goodwill, accrued expenses, long term deferred income and other taxes, and accumulated deficit. Please see “The impact of adopting FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes on our financial statements is uncertain” in the section titled “Risks Related to Our Business” included elsewhere in this prospectus supplement.

Total revenues for the first quarter of fiscal year 2007 increased 20% to $101.3 million, compared to $84.5 million in the first quarter of fiscal year 2006. Net license revenue increased by 14.1% to $22.0 million in the first quarter of fiscal year 2007, compared to $19.3 million in the first quarter of fiscal year 2006. Consulting revenue increased to $32.7 million in the first quarter of fiscal year 2007, an increase of 31.1% when compared to consulting revenues of $25.0 million in the first quarter of fiscal year 2006. Maintenance revenue during the first quarter of fiscal year 2007 was $39.1 million, an 8% increase compared to maintenance revenues of $36.2 million in the first quarter of fiscal year 2006 partly driven by a 94% customer retention rate. Hardware and other revenue for the first quarter of fiscal year 2007 was $7.5 million, up from $4.0 million in the prior year’s first quarter. First quarter net income for fiscal year 2007 was $4.4 million, or $0.08 per diluted share, compared to $4.6 million, or $0.08 per diluted share in the first quarter of fiscal year 2006.

As mentioned above, license fee revenues increased in absolute dollars for the three months ended March 31, 2007, as compared to the same period in 2006. As part of our announced market and product strategy, we have been successful in targeting larger enterprises and closing larger software transactions. License fee revenues for the first quarter of 2007 included three deals greater than $500,000, of which one was greater than $1 million. This compares to one deal greater than $500,000 during same period in 2006, of which none were greater than $1 million.

First quarter GAAP net income was $4.4 million, or $0.08 per diluted share, compared to $4.6 million, or $0.08 per diluted share in the first quarter of fiscal year 2006. 2007 first quarter GAAP earnings included on a pre-tax basis a gain on the sale of a non-strategic asset of $1.6 million from the sale of our Russian-based payroll bureau, $4.2 million in amortization of intangible assets, $3.4 million in stock based compensation expense, $2.6 million of income taxes, $1.6 million of interest expense (net of interest income), $1.5 million of depreciation, $1,000 of other gains and losses and $221,000 in restructuring expenses. Operating expenses during the first quarter of fiscal year 2007 increased in absolute dollars to $42.9 million from $35.6 million in same period in the prior year primarily due to increases in headcount for sales and professional services in the first quarter of fiscal year 2007. We now employ over 2,350 individuals on a full-time, temporary and contract basis.

Overall gross margins for the first quarter of fiscal year 2007 were 49.3%, lower than the same period in the prior year primarily due to $4 million in additional hardware sales and increased consulting revenues in the first quarter of 2007, each of which have lower gross margins than software and maintenance revenues.

Our balance sheet at March 31, 2007 included cash and cash equivalents of $75.5 million, which benefited from approximately $5.3 million in cash flow from operations during the first quarter of fiscal 2007. Our total debt balance as of March 31, 2007, was $99.3 million. However, subsequent to March 31, 2007, we made a $5 million principal payment on our outstanding term loan, reducing the term loan balance to approximately $94 million as of April 25, 2007.

The financial results for the first quarter of fiscal year 2007 contained in this prospectus supplement are preliminary. Final results for the quarter may be materially different from those described above when we complete and file our quarterly report on Form 10-Q for the quarter ended March 31, 2007. This information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risks Related to our Business” contained elsewhere in this prospectus supplement.

CORPORATE INFORMATION

Our corporate headquarters are located at 18200 Von Karman Ave, Suite 1000, Irvine, California 92612, and our telephone number is (949) 585-4000. We can be reached at our Web site at www.epicor.com; however, the information in, or that can be accessed through, our Web site is not part of this prospectus supplement or the accompanying prospectus.

The offering

Issuer	Epicor Software Corporation

Notes

$200,000,000 aggregate principal amount of         % convertible senior notes due May 15, 2027. We have granted to the underwriters an option to purchase up to $30,000,000 aggregate principal amount of additional notes solely to cover over-allotments, if any.

Maturity	The notes will mature on May 15, 2027, unless earlier redeemed, repurchased or converted.

Interest Payment Dates

We will pay         % interest per annum on the principal amount of the notes until May 15, 2027. Interest will be payable semiannually in arrears on May 15 and November 15 of each year, starting on November 15, 2007, to holders of record at the close of business on the preceding May 1 and November 1, respectively. Interest will accrue on the notes, from and including May     , 2007, or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

Ranking

The notes will be our senior unsecured obligations and will rank equally in right of payment to all of our existing and future unsubordinated unsecured indebtedness, senior in right of payment to any indebtedness that is contractually subordinated to the notes and effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the collateral security such indebtedness. The notes will not be guaranteed by our subsidiaries or joint ventures and, accordingly, will be effectively subordinated to any future indebtedness (including under our credit agreement) and other liabilities of our subsidiaries and joint ventures (including trade payables). As of December 31, 2006, our subsidiaries had approximately $69.7 million in total liabilities (excluding intercompany indebtedness) to which the notes would be effectively subordinated.

Conversion Rights	The notes will be convertible into cash or, at our option, cash and shares of our common stock, par value $0.001 per share, based on an initial conversion rate, subject to adjustment, of

shares of our common stock per $1,000 principal amount of notes (which represents an initial conversion price of approximately $             per share), only in the following circumstances and to the following extent:

•

during any fiscal quarter (after the fiscal quarter ending June 30, 2007) and only during such fiscal quarter, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding fiscal quarter;

•

during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the trading price per $1,000 principal amount of notes for each such trading day was equal to or less than 98% of the conversion value of the notes for such day during the note measurement period;

•	if we call the notes for redemption;

•	upon the occurrence of specified corporate transactions; and

•

during the 30 days prior to, but excluding, any scheduled purchase date and at any time on or after May 15, 2026 and before the close of business on the business day immediately preceding the maturity date.

Upon conversion, holders will receive, per $1,000 principal amount of notes being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 20 trading days during the “cash settlement averaging period.” See “Description of Notes—Conversion Rights—Payment Upon Conversion.” The “cash settlement averaging period” with respect to any note means:

•

for notes that are converted during the period beginning with the 30th day prior to any scheduled purchase date or the maturity date of the notes, the twenty consecutive trading days beginning on the third trading day following the applicable purchase date or the maturity date;

•	with respect to optional redemption, the twenty consecutive trading days beginning on the third trading day following the redemption date; and

•	in all other instances, the twenty consecutive trading days beginning on the third trading day following the conversion date.

The “daily settlement amount” for a given trading day in the relevant cash settlement averaging period consists of:

•	cash equal to the lesser of $50 and the “daily conversion value”; and

•

to the extent the daily conversion value exceeds $50, a number of whole shares of our common stock equal to the “daily share amount,” subject to our right to deliver cash in lieu of all or a portion of such shares, as described under “Description of Notes—Conversion Rights—Payment Upon Conversion.”

The “daily share amount” on a given trading day in the relevant cash settlement averaging period means the excess of the daily conversion value over $50, divided by the VWAP price (as such term is defined in this prospectus supplement) of our common stock on that trading day.

The “daily conversion value” on a given trading day in the relevant cash settlement averaging period means one-twentieth of the product of the conversion rate of the notes in effect on that trading day and the VWAP price of our common stock on that trading day, appropriately adjusted to reflect stock splits, stock dividends, combinations or similar events occurring during the cash settlement averaging period. See “Description of Notes—Conversion Rights—Payment Upon Conversion.”

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before May 15, 2014 will, in certain circumstances, be entitled to an increased conversion rate. See “Description of Notes—Conversion Rights—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole

Fundamental Change.” However, in lieu of increasing the conversion rate applicable to those notes, we may in certain circumstances elect to adjust the conversion rate and our related conversion obligation so that the notes will be convertible into shares of the acquiring company’s common stock; provided, however, that the principal return due upon conversion will continue to be payable in cash and the remainder of the conversion obligation, if any, will be payable, at our option, in cash, shares of the acquiring company’s common stock or a combination of cash and shares of the acquiring company’s common stock. See “Description of Notes—Conversion Rights—Make-Whole Fundamental Changes Involving an Acquisition of Us by a Public Acquirer.”

Sinking Fund	None.

Redemption of Notes at our Option

On or after May 15, 2014, we may from time to time at our option redeem the notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes—Redemption of Notes at Our Option.”

Purchase of Notes by Us at the Option of the Holder

On each of May 15, 2014, May 15, 2017 and May 15, 2022, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. See “Description of Notes—Purchase of Notes by Us at the Option of the Holder.”

Right of Holder to Require Us to Repurchase Notes if a Fundamental Change Occurs

If a fundamental change, as described in this prospectus supplement, occurs, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of Notes—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

Events of Default

If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of Notes—Events of Default.”

Certain U.S. Federal Income Tax Considerations

The notes and the common stock into which the notes are convertible are subject to complex U.S. federal income tax rules. Holders are urged to consult their respective tax advisors with respect to the application of the U.S. federal income tax laws to their own particular situation as well as any tax consequences of the ownership and disposition of the notes and common stock arising under the federal estate or gift tax rules, the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds

The net proceeds to us from this offering are expected to be approximately $193.2 million (or approximately $222.3 million if the underwriters exercise their over-allotment option in full), after the payment of underwriting discounts and commissions and the estimated offering expenses payable by us. We intend to use a portion of the net proceeds from the offering to repay our outstanding term loan under our credit facility, which was $99.3 million as of December 31, 2006. In April 2007, we made a $5 million principal payment on our outstanding term loan and the current amount of the outstanding term loan is approximately $94 million. The balance of net proceeds will be used for working capital, capital expenditures and other general corporate purposes, which includes the funding of acquisitions of businesses, technologies or product lines, although we currently have no commitments or agreements for any specific acquisitions. We may also use a portion of the remaining net proceeds of the offering to repurchase shares of our outstanding common stock following the completion of the offering. See “Use of Proceeds.”

DTC Eligibility	The notes will be issued in book-entry-only form and will be represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, the Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of Notes—Form, Denomination and Registration of Notes.”

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “EPIC.” We do not intend to apply for listing on any securities exchange or for inclusion of the notes in any automated quotation system.

Risk Factors

Investment in the notes involves risks. You should carefully consider the information under “Risk Factors” and all other information included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus before investing in the notes.

Summary historical condensed consolidated financial data

The following table presents our summary historical condensed consolidated financial data for the years ended December 31, 2006, 2005 and 2004. Our condensed consolidated statements of operations data for the years ended December 31, 2006, 2005 and 2004 and our condensed consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from our audited Consolidated Financial Statements which appear in this prospectus supplement beginning on page F-1. These historical results are not necessarily indicative of results to be expected for any future period. You should read this summary data together with our audited Consolidated Financial Statements and related notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein.

Statement of operations data:

	Year Ended December 31,
	2006(1)	2005(2)	2004(3)
	(in thousands, except per share data)
Revenues:
License fees	$99,530	$77,052	$59,037
Consulting	107,520	73,666	56,891
Maintenance	150,010	134,544	105,455
Hardware and other revenues	27,036	4,151	3,483

Total revenues	384,096	289,413	224,866

Cost of revenues	165,461	104,446	80,022
Amortization of intangible assets	17,007	11,759	7,327

Total cost of revenues	182,468	116,205	87,349

Gross profit	201,628	173,208	137,517
Total operating expenses	156,595	138,103	113,954

Income from operations	45,033	35,105	23,563
Interest expense	(9,274)	(1,471)	(604)
Interest income	1,692	1,235	819
Other income (expense)	1,156	(935)	1,698

Income before income taxes	38,607	33,934	25,476
Minority interest in income of consolidated subsidiary	—	88	171
Provision for (benefit from) income taxes	14,789	(18,189)	1,336

Net income	$23,818	$52,035	$23,969

Net income per share:
Basic	$.43	$.95	$.47
Diluted	$.42	$.92	$.45
Weighted average common shares outstanding:
Basic	55,919	54,665	50,753
Diluted	57,005	56,574	53,714

(1)	SFAS No. 123 (revised 2004) “Share-Based Payment” (SFAS 123-R), effective January 1, 2006. See Note 9 to the Consolidated Financial Statements contained in this prospectus supplement beginning on page F-1.
(2)	For the year ended December 31, 2005, net income included restructuring charges of $359,000, a non cash income tax benefit of $18,189,000 primarily due to the release of a valuation allowance against the Company’s deferred tax assets and the results of operations related to the CRS acquisition from December 6, 2005 (date of acquisition) through December 31, 2005. See Notes 3, 5 and 8 to the Consolidated Financial Statements contained in this prospectus supplement beginning on page F-1.

(3)	For the year ended December 31, 2004, net income included restructuring charges of $2,382,000 and includes the results of operations related to the Scala acquisition from June 18, 2004 (date of acquisition) through December 31, 2004.

	As of December 31,
Balance sheet data:	2006(1)	2005
	(in thousands)
Cash and cash equivalents	$70,178	$49,768
Short term investments	—	3,271

Cash and short term investments	70,178	53,039
Total assets	441,890	428,951
Long-term debt	98,273	124,639
Total liabilities	233,270	258,501
Accumulated deficit	(130,195)	(154,013)
Stockholders’ equity	208,620	170,450

(1)	For adjusted balance sheet data reflecting the receipt of the net proceeds of the offering and the repayment of the term loan outstanding under our credit facility, which was $99.3 million as of December 31, 2006, please see “Capitalization” on page S-40 of this prospectus supplement.

Special note regarding

forward looking statements—safe harbor

Certain statements in this prospectus supplement are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. Any statements contained herein (including without limitation statements to the effect that the Company or Management “estimates,” “expects,” “anticipates,” “plans,” “believes,” “projects,” “continues,” “should,” “may,” or “will” or statements concerning “potential” or “opportunity” or variations thereof or comparable terminology or the negative thereof) that are not statements of historical fact should be construed as forward-looking statements including statements about (i) our future financial results, (ii) the impact of new accounting pronouncements, (iii) our product development plans; (iv) our capital spending, (v) our future cash flow from operations, (vi) sufficient sources of financing to continue operations for next twelve months and to satisfy contractual obligations and commercial commitments, (vii) the effect of current legal proceedings, (viii) future cash tax payments and net operating loss carry forwards; (ix) the future use of forward or other hedging contracts; (x) the future impact of recent acquisitions on our company; (xi) future investments in product development; (xii) schedule of amortization of intangible assets and (xiii) future impact of valuation allowance review. Actual results could differ materially and adversely from those anticipated in such forward looking statements as a result of certain factors, including the factors listed at pages S-19 to S-37. Because these factors may affect our operating results, past performance should not be considered an indicator of future performance and investors should not use historical results to anticipate results or trends in future periods. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Investors should carefully review the risk factors described below and in other documents we file from time to time with the Securities and Exchange Commission.

Risk factors

In addition to the other information contained in this prospectus supplement, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operations. Investors should carefully consider the risks described below before making an investment decision. The trading price of the notes could decline due to any of these risks, and investors may lose all or part of their investment. In addition, please read “Special Note Regarding Forward-Looking Statements—Safe Harbor” where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

RISKS RELATED TO OUR BUSINESS

If the emerging and current technologies and platforms of Microsoft and others upon which the Company builds its products do not gain or retain broad market acceptance, or if we fail to develop and introduce in a timely manner new products and services compatible with such emerging technologies, we may not be able to compete effectively and our ability to generate revenues will suffer.

The Company’s software products are built and depend upon several underlying and evolving relational database management system platforms such as Microsoft SQL Server, Progress and IBM. To date, the standards and technologies that the Company has chosen to develop its products upon have proven to be popular and have gained broad industry acceptance. However, the market for the Company’s software products is subject to ongoing rapid technological developments, quickly evolving industry standards and rapid changes in customer requirements, and there may be existing or future technologies and platforms that achieve industry standard status, which are not compatible with our products. Additionally, because the Company’s products rely significantly upon popular existing user interfaces to third party business applications, the Company must forecast which user interfaces will be or will remain popular in the future. For example, the Company believes the Internet has and continues to transform the way businesses operate and the software requirements of customers, who are increasingly shifting towards web-based applications and away from server-based applications. Specifically, the Company believes that customers desire business software applications that enable a customer to engage in commerce or service over the Internet. The Company is proceeding on its previously announced determination to continue with development of several of its primary product lines upon the Microsoft .NET technology. If the Company cannot continue to develop such ..NET compatible products in time to effectively bring them to market, or if .NET does not become or continue to be a widely accepted industry standard, or if customer adopt competitors’ products when they shift to web-based applications, the ability of the Company’s products to interface with popular third party applications will be negatively impacted and the Company’s competitive position, operating results and revenues could be adversely affected.

New software technologies could cause us to alter our business model resulting in adverse effects on our operating results.

Development of new technologies may also cause the Company to change how it licenses or prices its products, which may adversely impact the Company’s revenues and operating results. Emerging licensing models include hosting as well as subscription-based licensing, in which the licensee essentially rents software for a defined period of time, as opposed to the current perpetual license model. While the Company does currently offer a hosted model to its customers, it has to date chosen not to offer a subscription based mode. The Company’s future business, operating results and financial condition will

Risk factors

depend on its ability to effectively train its sales force to sell an integrated comprehensive set of business software products and recognize and implement emerging industry standards and models, including new pricing and licensing models.

If the Company fails to respond to emerging industry standards, including licensing models, and end-user requirements, the Company’s competitive position and revenues could be adversely affected.

A significant portion of our future revenue is dependent upon our existing installed base of customers continuing to license additional products as well as purchasing consulting services and renewing their annual maintenance and support contracts. If our existing customers fail to renew their maintenance and support agreements or fail to purchase new product enhancements or additional services from the Company at historical levels, the Company’s revenues and results of operations could be materially impacted.

Historically, approximately 50% to 60% of the Company’s license revenues, 90% of the Company’s maintenance revenues and a substantial portion of the Company’s consulting revenues are generated from the Company’s installed base of customers. Maintenance and support agreements with these customers are traditionally renewed on an annual basis at the customer’s discretion, and there is normally no requirement that a customer so renew or that a customer pay new license fees or service fees to the Company following the initial purchase. As a result, if the Company’s existing customers fail to renew their maintenance and support agreements or fail to purchase new product enhancements or additional services at historical levels, our revenues and results of operations could be materially impacted.

Our increasingly complex software products may contain errors or defects which could result in the rejection of our products and damage to our reputation as well as cause lost revenue, delays in collecting accounts receivable, diverted development resources and increased service costs and warranty claims.

The Company’s software products are made up of increasingly complex computer programs. Software products are complex and products offered by the Company often contain undetected errors or failures (commonly referred to as bugs) when first introduced to the market or as new updates or upgrades of such products are released to the market. Despite testing by the Company, and by current and potential customers, prior to general release to the market, the Company’s products may still contain material errors after their initial commercial shipment. Such material errors may result in loss of or delay in market acceptance of the Company’s products, damage to the Company’s reputation, and increased service and warranty costs. Ultimately, such errors could lead to a decline in the Company’s revenues. The Company has from time to time been notified by some of its customers of errors in its various software products. Although it has not occurred to date, the possibility of the Company being unable to correct such errors in a timely manner could have a material adverse effect on the Company’s results of operations and its cash flows. In addition, if material technical problems with the current release of the various database and technology platforms, on which the Company’s products operate, including Progress, IBM, Microsoft SQL or Microsoft .NET, occur, such difficulties could also negatively impact sales of these products, which could in turn have a material adverse effect on the Company’s results of operations.

The market for Web-based development tools, application products and consulting and education services continues to emerge, which could negatively affect our client/server-based products and if the Company fails to respond effectively to evolving requirements of this market, the Company’s business, financial condition, results of operations and cash flows will be materially and adversely affected.

The Company’s development tools, application products and consulting and education services generally help organizations build, customize or deploy solutions that operate in a client/server-computing

Risk factors

environment. There can be no assurance that the market for client/server computing will continue to grow, or will not decrease, or that the Company will be able to respond effectively to the evolving requirements of these markets. The Company believes that the environment for application software is continuing to change from client/server to a Web-based environment to facilitate commerce on the Internet.

The market for our software products and services is highly competitive. If we are unable to compete effectively with existing or new competitors our business could be negatively impacted.

The business information systems industry in general and the manufacturing, CRM and financial computer software industry specifically, in which the Company competes are very competitive and subject to rapid technological change, evolving standards, frequent product enhancements and introductions and changing customer requirements. Many of the Company’s current and potential competitors have (1) longer operating histories, (2) significantly greater financial, technical and marketing resources, (3) greater name recognition, (4) larger technical staffs, and (5) a larger installed customer base than the Company. A number of companies offer products that are similar to the Company’s products and target the same markets. In addition, any of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements (such as commerce on the Internet and Web-based application software), and to devote greater resources to the development, promotion and sale of their products than the Company. Furthermore, because there are relatively low barriers to entry in the software industry, the Company expects additional competition from other established and emerging companies. Such competitors may develop products and services that compete with those offered by the Company or may acquire companies, businesses and product lines that compete with the Company. It also is possible that competitors may create alliances and rapidly acquire significant market share, including in new and emerging markets. Accordingly, there can be no assurance that the Company’s current or potential competitors will not develop or acquire products or services comparable or superior to those that the Company develops, combine or merge to form significant competitors, or adapt more quickly than the Company to new technologies, evolving industry trends and changing customer requirements. Competition could cause price reductions, reduced margins or loss of market share for the Company’s products and services, any of which could materially and adversely affect the Company’s business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that the competitive pressures that the Company may face will not materially adversely affect its business, operating results, cash flows and financial condition.

We may not be able to maintain and expand our product offerings or business if we are not able to retain, hire and integrate sufficiently qualified personnel.

The Company’s success depends in large part on the continued service of key management personnel that are not subject to employment agreements, including, but not limited to several of the key personnel employed as a result of the Company’s recent acquisitions. In addition, the Company needs to expand, its workforce to continue its growth, and the competition to attract, retain and motivate qualified technical, sales and software development personnel is intense. Additionally, the sudden unexpected loss of such technical personnel, such as developers can have a negative impact on the Company’s ability to develop and introduce new products in a timely and effective manner. There is no assurance that the Company will retain its key personnel, including those who came to the Company as part of acquisitions, or attract sufficient numbers of qualified key personnel in the future. The failure to retain or attract such persons could have a material adverse effect on the Company’s business, operating results, cash flows and financial condition.

Risk factors

Our software products incorporate and rely upon third party software products for certain key functionality and our revenues, as well as our ability to develop and introduce new products, could be adversely affected by our inability to control or replace these third party products and operations.

The Company’s products incorporate and rely upon software products developed by several other third party entities such as Microsoft, IBM and Progress. Specifically, the Company’s software products are built and depend upon several underlying and evolving relational database management system platforms including Microsoft SQL Server, Progress OpenEdge and IBM U2 and also are integrated with several other third party provider products for the purpose of providing or enhancing necessary functionality. In the event that these third party products were to become unavailable to the Company or to our customers, either directly from the third party manufacturers or through other resellers of such products, the Company could not readily replace these products with substitute products. As a result, the Company cannot provide assurance that these third parties will:

•	Remain in business;

•	Continue to support the Company’s product lines;

•	Maintain viable product lines;

•	Make their product lines available to the Company on commercially acceptable terms; and

•	Not make their products available to the Company’s competitors on more favorable terms.

In the long term (i.e. a year or more), an interruption of supply from these vendors could potentially be overcome through migration to another third party supplier or development within the Company. However, any interruption in the short term could have a significant detrimental effect on the Company’s ability to continue to market and sell those of its products relying on these specific third party products and could have a material adverse effect on the Company’s business, results of operation, cash flows and financial condition.

We may pursue strategic acquisitions, investments, and relationships and may not be able to successfully manage our operations if we fail to successfully integrate such acquired businesses and technologies, which could adversely affect our operating results.

As part of its business strategy, the Company may continue to expand its product offerings to include application software products and services that are complementary to its existing software applications, particularly in the areas of electronic commerce or commerce over the Internet, or may gain access to established customer bases into which the Company can sell its current products. The Company’s acquisitions of Scala Business Solutions in 2004 and CRS in 2005 are typical of this ongoing strategy. However, while this strategy has historically and may in the future involve acquisitions, investments in other businesses that offer complementary products, joint development agreements or technology licensing agreements, the specific risks we commonly encounter in these types of transactions include the following:

•	Difficulty in effectively integrating any acquired technologies or software products into our current products and technologies;

•	Difficulty in predicting and responding to issues related to product transition such as development, distribution and customer support;

•	The possible adverse impact of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;

Risk factors

•

The possibility that customers of the acquired company might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;

•

The possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies;

•	Difficulty in integrating acquired operations, including incorporating internal control structures, due to geographical distance, and language and cultural differences; and

•	Difficulty in retaining employees of the acquired company.

A failure to successfully integrate acquired businesses or technology for any of these reasons could have a material adverse effect on the Company’s results of operations.

Our future results could be harmed by economic, political, geographic, regulatory and other specific risks associated with our international operations.

The Company believes that any future growth of the Company will be dependent, in part, upon the Company’s ability to maintain and increase revenues in its existing and emerging international markets, including Asia and Latin America. During the fiscal years ended December 31, 2006 and 2005, 36.8% and 45.8%, respectively, of total Company revenues were generated by the Company’s international operations. The Company expects its total revenues generated by international operations to be approximately 30% to 40% going forward. However, there can be no assurance that the Company will maintain or expand its international sales. If the revenues that the Company generates from foreign activities are inadequate to offset the expense of maintaining foreign offices and activities, the Company’s business, financial condition and results of operations could be materially and adversely affected. The international reach of the Company’s businesses could also subject the Company and its results of operations to unexpected, uncontrollable and rapidly changing economic and political conditions. Specifically, our international sales and operations are subject to inherent risks, including:

•	Differing intellectual property and labor laws;

•	Lack of experience in a particular geographic market;

•	Different and changing regulatory requirements in various countries and regions;

•	Tariffs and other barriers, including import and export requirements and taxes on subsidiary operations;

•	Fluctuating exchange rates and currency controls;

•	Difficulties in staffing and managing foreign sales and support operations;

•	Longer accounts receivable payment cycles;

•	Potentially adverse tax consequences, including repatriation of earnings;

•	Development and support of localized and translated products;

•	Lack of acceptance of localized products or the Company in foreign countries;

•	Shortage of skilled personnel required for local operations; and

•	Perceived health risks, natural disasters or terrorist risks which impact a geographic region and business operations therein.

Risk factors

Any one of these factors or a combination of them could materially and adversely affect the Company’s future international sales and, consequently, the Company’s business, operating results, cash flows and financial condition. A portion of the Company’s revenues from sales to foreign entities, including foreign governments, has been in the form of foreign currencies. While the Company does enter into hedges and other similar foreign currency contracts, there can be no assurance that such activities will minimize the impact that fluctuations in the value of foreign currencies may have on the Company. As of December 31, 2006, the Company did not have any hedging or similar foreign currency contracts outstanding. Fluctuations in the value of foreign currencies could adversely impact the profitability of the Company’s foreign operations.

We rely, in part, on third parties to sell our products. Disruptions to these channels would adversely affect our ability to generate revenues from the sale of our products.

The Company distributes products through a direct sales force as well as through an indirect distribution channel, which includes VARs and other distributors and authorized consultants, consisting primarily of professional firms. During the fiscal years ended December 31, 2006 and 2005, 14% and 16%, respectively, of the Company’s software license revenues were generated by VARs and distributors. If the Company’s VARs or authorized consultants cease distributing or recommending the Company’s products or emphasize competing products, the Company’s results of operations could be materially and adversely affected. Historically, the Company has sold its financial and customer relationship management (CRM) products through direct sales as well as through the indirect distribution channel. However, the Company is currently developing a distribution channel for certain of its manufacturing product lines not previously widely sold through VARs and other distributors. It is not yet certain that these products can be successfully sold through such a channel and the long term impact of this new distribution channel on the Company’s performance is as of yet undetermined as is the Company’s ability to generate additional license and services revenue from such a channel. The success of the Company’s distributors depends in part upon their ability to attract and maintain qualified sales and consulting personnel. Additionally, the Company’s distributors may generally terminate their agreements with the Company upon 30 days notice, while the Scala partners may generally terminate their agreements upon 30 days to several months notice. Almost all partners though may effectively terminate their agreements at any time by ceasing to promote or sell our products. If our VARs or other distributors are unable to maintain such qualified personnel or if several of the Company’s VARs or other distributors were to cease doing business or terminate their agreements and the Company is unable to replace them in a timely fashion, such factors could negatively impact the Company’s results of operations. Finally, there can be no assurance that having both a direct sales force and a distribution channel for the Company’s products will not lead to conflicts between those two sales forces which could adversely impact the Company’s ability to close sales transactions or could have a negative impact upon average selling prices, any of which may negatively impact the Company’s operating revenues and results of operations.

If third parties infringe upon our intellectual property, we may expend significant resources enforcing our rights or suffer competitive injury, which could adversely affect our operating results. In addition, we may be subject to claims that we infringe upon the intellectual property of others.

The Company considers its proprietary software and the related intellectual property rights in such products to be among its most valuable assets. The Company relies on a combination of copyright, trademark and trade secret laws (domestically and internationally), employee and third-party nondisclosure agreements and other industry standard methods for protecting ownership of its proprietary software. However, the Company cannot assure you that in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of the Company’s products or obtain and use information that the Company regards as proprietary. From time to time, the Company does take legal action against

Risk factors

third parties whom the Company believes are infringing upon the Company’s intellectual property rights. However, there is no assurance that the mechanisms that the Company uses to protect its intellectual property will be adequate or that the Company’s competitors will not independently develop products that are substantially equivalent or superior to the Company’s products.

Moreover, the Company from time to time receives claims from third parties that the Company’s software products infringe upon the intellectual property rights of others. The Company expects that as the number of software products in the United States and worldwide increases and the functionality of these products further overlaps, the number of these types of claims will increase. This risk is potentially heightened by the Company’s recent acquisition of Scala Business solutions, which historically has done business in such diverse international markets as Eastern Europe, Asia and the Middle East. Although it has not yet occurred to date, any such claim, with or without merit, could result in costly litigation and require the Company to enter into royalty or licensing arrangements. The terms of such royalty or license arrangements, if required, may not be favorable to the Company. In addition, in certain cases, the Company provides the source code for some of its application software under licenses to its customers and distributors to enable them to customize the software to meet their particular requirements or translate or localize the products for resale in foreign countries, as the case may be. Although the source code licenses contain confidentiality and nondisclosure provisions, the Company cannot be certain that such customers or distributors will take adequate precautions to protect the Company’s source code or other confidential information. Moreover, regardless of contractual arrangements, the laws of some countries in which the Company does business or distributes its products do not offer the same level of protection to intellectual property, as do the laws of the United States.

Foreign currency fluctuations may negatively impact the financial results of the Company.

The results of operations or financial condition of the Company may be negatively impacted by foreign currency fluctuations. The Company operates throughout the world through international sales subsidiaries, networks of exclusive third party distributors, and non-exclusive dealers. As a result, certain sales and related expenses are denominated in currencies other than the U.S. dollar. The Company’s results of operations may fluctuate due to exchange rate fluctuation between the U.S. dollar and other currencies because our financial results are reported on a consolidated basis in U.S. dollars. In an effort to minimize operation fluctuations due to currency movements, we may attempt to limit foreign exchange exposure through operational strategies (e.g. natural hedges, netting, leading and lagging of accounts payables and account receivables) to offset the effects of exchange rate changes. In addition, the Company may enter into forward currency contracts and purchased options contracts to mitigate unfavorable impacts to the other income section of the income statement. The Company will be required to estimate the volume of sales transactions in various currencies. Our estimates of transaction volumes in these various currencies could be overstated or understated. If these estimates are overstated or understated during periods of currency volatility, the Company may experience material currency gains or losses.

The impact of adopting FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes on our financial statements is uncertain.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 is effective for fiscal years which began after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions upon initial adoption. FIN 48 provides that the benefit of an

Risk factors

uncertain position should not be recorded unless it is more likely-than-not that the position will be sustained upon review. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for fiscal year 2007. The tax years 1994-2006 remain open to examination by the major taxing jurisdictions to which we are subject and the Company is currently under examination in various locations including Canada and the United Kingdom. Although we have engaged in an initial evaluation of the effect of adoption of FIN 48, which is reflected in the preliminary balance sheet as of March 31, 2007 included in this prospectus supplement, we have not yet completed our analysis of the expected impact of the adoption of FIN 48 on the consolidated financial statements of the Company. However, we have established tax positions in previously filed tax returns and are expected to take tax positions in future tax returns that will affect our financial statements and cannot predict the impact of the adoption of FIN 48 on our consolidated financial statements, which could be material.

Our quarterly operating results are difficult to predict and subject to substantial fluctuation.

The Company’s quarterly operating results have fluctuated significantly in the past. For example, from the first quarter of 2004 through the fourth quarter of 2006, quarterly operating income has ranged from $3.4 million to $12.9 million. The Company’s operating results may continue to fluctuate in the future as a result of many specific factors that include:

•

The demand for the Company’s products, including reduced demand related to changes in marketing focus for certain products, software market conditions or general economic conditions as they pertain to information technology (IT) spending;

•	Fluctuations in the length of the Company’s sales cycles which may vary depending on the complexity of our products as well as the complexity of the customer’s specific software and service needs;

•	The size and timing of orders for the Company’s software products and services, which, because many orders are completed in the final days of each quarter, may be delayed to future quarters;

•	The number, timing and significance of new software product announcements, both by the Company and its competitors;

•	Customers’ unexpected postponement or termination of expected system upgrades or replacement due to a variety of factors including economic conditions, changes in IT strategies or management changes;

•	Changes in accounting standards, including software revenue recognition standards;

•	Currency fluctuations; and

•	Fluctuations in number of customers renewing maintenance.

In addition, the Company has historically realized a significant portion of its software license revenues in the final month of any quarter, with a concentration of such revenues recorded in the final ten business days of that month. Further, the Company generally realizes a significant portion of its annual software license revenues in the final quarter of the fiscal year.

Due to the above factors, among others, the Company’s revenues are difficult to forecast. The Company, however, bases its expense levels, including operating expenses and hiring plans, in significant part, on its expectations of future revenue. As a result, the Company expects its expense levels to be relatively fixed in the short term. The Company’s failure to meet revenue expectations could adversely affect operating results. Further, an unanticipated decline in revenue for a particular quarter may disproportionately affect the Company’s operating results in that quarter because the majority of the Company’s expenses will be fixed in the short term. As a result, the Company believes that period-to-period comparisons of the Company’s results of operations are not and will not necessarily be meaningful, and you should not

Risk factors

rely upon them as an indication of future performance. Due to the foregoing factors, it is likely that, as in past quarters, in some future quarters the Company’s operating results will be below the expectations of public market analysts and investors. As in those past quarters, such an event would likely have an adverse effect upon the price of the Company’s outstanding securities.

Our operating cash flows are subject to fluctuation, primarily related to our ability to timely collect accounts receivable and to achieve anticipated revenues and expenses. Negative fluctuations in operating cash flows may require us to seek additional cash sources to fund our working capital requirements. If additional cash sources are not available to the Company, our operations could be adversely affected.

From the first quarter of 2004 through the fourth quarter of 2006, the Company’s quarterly operating cash flows have ranged from $0.1 million used in operating activities to $18.5 million provided by operating activities. The Company’s cash and cash equivalents have increased from $26.8 million at December 31, 2000 to $70.2 million at December 31, 2006. However, the Company has at times experienced decreasing revenues and, prior to the first quarter of 2003, continued operating losses. If in the future, the Company is not successful in achieving its anticipated revenues and expenses or maintaining a positive cash flow, the Company may not have sufficient resources for planned growth and may be required to take actions to reduce its operating expenses, such as reductions in work force, and/or seek additional sources of funding. Since December 31, 1999, the Company has also experienced fluctuations in the proportion of accounts receivable over 90 days old. These fluctuations have been due to various issues, including product and service quality, deteriorating financial condition of customers during the recent recession, and lack of effectiveness of the Company’s collection processes. If the Company cannot successfully collect a significant portion of its net accounts receivable, the Company may be required to seek alternative financing sources. As of December 31, 2006, the Company had $99.3 million outstanding under its credit facility which the Company expects to repay with the proceeds of this offering.

The market for our stock is volatile and fluctuations in operating results, changes in the Company’s guidance on revenues and earnings estimates and other factors could negatively impact our stock’s price.

During the three year period ended December 31, 2006, the price of the Company’s common stock ranged from a low of $9.59 to a high of $17.50. For fiscal year ended December 31, 2006, the stock price ranged from a low of $9.59 to a high of $14.62. As of March 31, 2007, the Company had 59,138,881 shares of Common Stock outstanding. The market prices for securities of technology companies, including the Company’s, have historically been quite volatile. Quarter to quarter variations in operating results, changes in the Company’s guidance on revenues and earnings estimates, announcements of technological innovations or new products by the Company or its competitors, announcements of major contract awards, announcements of industry acquisitions by us or our competitors, changes in accounting standards or regulatory requirements as promulgated by the FASB, SEC, NASDAQ or other regulatory entities, changes in management, and other events or factors may have a significant impact on the market price of the Company’s Common Stock. In addition, the securities of many technology companies have experienced extreme price and volume fluctuations, which have often been related more to changes in recommendations or financial estimates by securities analysts than to the companies’ actual operating performance. Any of these conditions may adversely affect the market price of the Company’s Common Stock.

If we are not able to continue to successfully integrate CRS Retail Technology Group, Inc. and its operations with the Company, our ability to achieve anticipated revenues and related profits, as well as our results for the CRS products may be adversely impacted and the business of the Company may be disrupted and negatively impacted.

The success of our recent acquisition of CRS will depend in large part upon our ability to continue to successfully integrate the CRS business into the Company. As with most acquisitions, integration issues

Risk factors

are complex, time-consuming and expensive and, without proper planning and implementation, could significantly disrupt the business of CRS and thus, the Company. The challenges involved in continuing to integrate CRS with the Company include:

•	Coordinating sales and marketing efforts to effectively communicate the combined company’s capabilities;

•	Introducing and effectively selling and cross selling the CRS products into international (non-US) markets where they have not traditionally been offered;

•	Combining product offerings and technology;

•	Coordinating and combining domestic operations, relationships and facilities;

•	Coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

•	Coordinating CRS’ research and development efforts here in the United States with the Company’s R&D facilities both in the U.S. as well as in Moscow, Russia and Monterrey, Mexico;

•

Continuing to demonstrate to the existing CRS customers that the acquisition will not result in adverse changes in client service standards or business focus and helping customers conduct business easily with the Company;

•	Preserving distribution, marketing or other important relationships of both the Company and CRS and resolving potential conflicts that may arise;

•	Successfully integrating the business cultures of the Company and CRS, maintaining employee morale and retaining key employees; and

•	Consolidating and rationalizing corporate information technology and administrative infrastructures.

The integration of the CRS business into the Company’s business may not realize all of the anticipated benefits of the acquisition to the extent, or in the time frame, anticipated. The failure to fully integrate the CRS business successfully into the Company or to realize all of the anticipated benefits of the acquisitions could seriously hinder our plans for product development and business and market expansion.

A variety of specific business interruptions could adversely affect our business.

A number of particular types of business interruptions could greatly interfere with our ability to conduct business. For example, a substantial portion of our facilities, including our corporate headquarters and other critical business operations, are located near major earthquake faults. We do not carry earthquake insurance and do not fund for earthquake-related losses. In addition, our computer systems are susceptible to damage from fire, floods, earthquakes, power loss, telecommunications failures, and similar events. The Company continues to consider and implement its options and develop contingency plans to avoid and/or minimize potential disruptions to its telecommunication services.

If open source software expands into enterprise software applications, our software license revenues may decline.

Open source software includes a broad range of software applications and operating environments produced by companies, development organizations and individual software developers and typically licensed for use, distribution and modification at a nominal cost or often, free of charge. A notable example of open source software is the Linux operating system, which continues to gain in popularity. To the extent that the open source software models expand and non-commercial companies

Risk factors

and software developers create and contribute competitive enterprise software applications to the open source community, we may have to adjust our pricing, maintenance and distribution strategies and models, which could adversely affect our revenue and operating margins.

With the recently adopted accounting standard for share-based compensation, which took effect January 1, 2006, the Company’s business practices may be materially altered.

The Company historically compensated and incentivized its employees, including many of its key personnel and new hires, through the issuance of options to acquire Company Common Stock. As a result of recently enacted accounting standards, which require expense recognition for the fair value of stock options, effective January 1, 2006, the Company changed its previous practice by no longer granting stock options to employees and granting restricted stock as an alternative. The effects of such change, if any, could impact the Company’s ability to retain existing employees or to attract qualified new candidates. As a result, the Company might have to increase cash compensation to these individuals. Such changes could have a negative impact upon the Company’s earnings and cash flows.

We have recorded a large amount of goodwill and other acquired intangible assets which we will be required to write down and record an expense if they become impaired.

In connection with our recent acquisitions, we currently have goodwill of $163.4 million and $56.2 million of amortizing acquired intangible assets on our balance sheet. Although the goodwill is not amortized, we are required to test the goodwill for impairment at least yearly and any time there is an indication an impairment may have occurred. If we determine that the carrying value of the goodwill or other acquired intangible assets is in excess of its fair value we will be required to write down a portion or all of the goodwill or other acquired intangible assets, which would adversely impact our results of operations.

Because of these and other factors affecting the Company’s operating results, past financial performance should not be considered an indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Future acquisitions of technologies or companies, which are paid for partially, or entirely through the issuance of stock or stock rights could prove dilutive to existing shareholders.

Consistent with past experience, the Company expects that the consideration it might pay for any future acquisitions of companies or technologies could include stock, rights to purchase stock, cash or some combination of the foregoing. For example, the Company’s acquisition of Scala Business Solutions in 2004 involved the issuance of approximately 4.25 million shares of the Company’s Common Stock. If the Company issues stock or rights to purchase stock in connection with future acquisitions, earnings (loss) per share and then-existing holders of the Company’s Common Stock may experience dilution.

RISKS RELATED TO AN INVESTMENT IN THE NOTES

We will have a significant amount of debt following this offering. Our substantial indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other liabilities.

Following this offering, we will have a significant amount of debt and substantial debt service requirements. As of December 31, 2006, we had approximately $99.3 million in outstanding debt, and,

Risk factors

after giving effect to this offering and the use of proceeds therefrom, and including our payment of $5 million of borrowings under our credit facility in April 2007, we would have approximately $200 million of outstanding debt ($230 million, if the underwriters exercise their over-allotment option in full). In addition, as of the date of this prospectus supplement, $99.8 million is available for future borrowings under our credit facility, and we are permitted under the terms of our debt agreements to incur substantial additional debt.

This level of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under the notes and our other outstanding debt;

•

resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable and, in the case of an event of default under our secured debt, such as our senior secured credit facility, could permit the lenders to foreclose on our assets securing that debt;

•

reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on any indebtedness with variable interest rates;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other liabilities.

The notes will not be secured by any of our assets, and any secured debt will have claims with respect to our assets superior to the notes.

The notes are our senior, unsecured obligations and will rank equally in right of payment with any senior unsecured indebtedness and junior to any secured indebtedness (including our senior secured credit facility) to the extent of the value of the collateral securing such indebtedness. As of December 31, 2006, we had approximately $99.3 million in senior indebtedness outstanding. In April 2007, we made a $5 million payment on our senior credit facility and we have approximately $94 million in senior indebtedness outstanding prior to the expected repayment from the net proceeds of this offering and $99.8 is available for future borrowings under our senior secured credit facility. In addition, any future indebtedness that we incur may be secured by our assets. If we become insolvent or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of the secured indebtedness will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the assets securing such indebtedness in order to satisfy such indebtedness. In any such case, any remaining assets may be insufficient to repay the notes.

The notes will be structurally subordinated to the indebtedness and liabilities of our subsidiaries and joint ventures.

The notes will not be guaranteed by our subsidiaries or joint ventures and, accordingly, will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries and joint ventures (including

Risk factors

trade payables). As of December 31, 2006, our subsidiaries had approximately $69.7 million in total liabilities (excluding intercompany liabilities) outstanding to which the notes will be structurally subordinated. Upon any distribution to creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to any of our subsidiaries or joint ventures or their property, the creditors of that subsidiary or joint venture will be entitled to be paid in full before the subsidiary or joint venture will be able to distribute any assets to us to satisfy our obligations, including our obligations under the notes. The assets of that subsidiary or joint venture may not be sufficient to pay all of its creditors, in which case holders of the notes would not be entitled to receive any payments on their notes from the assets of that subsidiary or joint venture. In addition, our subsidiaries and joint ventures may, from time to time, be subject to certain contractual or other restrictions on their ability to make distributions or loans to us, including restrictions contained in our senior secured credit facility, which in turn could adversely affect our ability to make payments on the notes. The indenture for the notes will not prohibit us or limit any of our subsidiaries or joint ventures from incurring any indebtedness or other liabilities. In the event of a bankruptcy, liquidation or dissolution of a subsidiary or joint venture, following payment by the subsidiary or joint venture of its liabilities, the subsidiary or joint venture may not have sufficient assets to make payments to us.

The accounting method for convertible debt securities may be subject to change.

For the purpose of calculating diluted earnings per share a convertible debt security providing for net share settlement and meeting specified requirements under GAAP may be accounted for similar to non-convertible debt, with the stated coupon constituting interest expense and any shares issuable to settle the conversion spread being accounted for under the treasury stock method. The effect of the treasury stock method is that the shares potentially issuable upon conversion of the notes are not included in the calculation of our earnings per share until the notes are “in the money”, and we are assumed to issue the number of shares of our common stock to settle the conversion spread.

The Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board is addressing, among other things, the accounting method for net share settled financial instruments. The panel is considering a proposed method for accounting for net share settled financial instruments under which the debt and equity components of the convertible security would be bifurcated and accounted for separately. The effect of this proposal is that the equity component would be accounted for as an original issue discount bond and would be included in the paid-in-capital section of stockholders’ equity on an issuer’s balance sheet. Income available to common stockholders would be lower by recognizing amortization of the original issue discount as interest expense. The diluted earnings per share calculation would continue to be calculated based on the treasury stock method.

We cannot predict the outcome of the EITF deliberations and whether or the EITF will require net share settled financial instruments to be accounted for under the existing method, the proposed method described above or some other method, and when any change would be implemented or whether it would be implemented retroactively or prospectively. We also cannot predict any other changes in GAAP that may be made affecting accounting for convertible debt instruments. Any change in the accounting method for convertible securities could have an adverse impact on our reported or future financial results and could cause future results to vary in unpredictable ways if we must mark to market the equity component of the notes. These impacts could adversely affect our stock price and in turn negatively impact the trading price of the notes.

The price of our common stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes or common stock issuable upon conversion of the notes when you want or at prices you find attractive.

The price of our common stock on The Nasdaq Global Select Market constantly changes. During 2006, the closing sale price of our common stock ranged from $9.59 to $14.62, and from January 1, 2007

Risk factors

through April 30, 2007, the closing sale price of our common stock ranged from $12.78 to $15.49. The closing sale price of our common stock on April 30, 2007 was $14.50. We expect that the market price of our common stock will continue to fluctuate. In addition, because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products and technology, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	changes in general conditions in our industry and in the economy, the financial markets and the domestic or international political situation;

•	the impact of changes to accounting standards;

•	developments or disputes (including lawsuits); and

•	departures of key personnel.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, regardless of our operating results.

Furthermore, the price of our common stock also could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes, or any common stock that holders receive upon conversion of the notes.

There are no financial covenants in the indenture for the notes.

The indenture for the notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we incur operating losses;

•	limit our ability to incur any indebtedness, including secured debt that would rank senior to the notes or any debt that would be equal in right of payment to the notes;

•	limit our subsidiaries’ ability to incur indebtedness, any of which would effectively rank senior to the notes;

Risk factors

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.

The notes bear interest semi-annually at a rate of       % per year until May 15, 2027. Holders of the notes have the right to require us to repurchase the notes on May 15, 2014, May 15, 2017 and May 15, 2022 or upon the occurrence of a fundamental change prior to maturity as described under “Description of Notes—Purchase of Notes by Us at the Option of the Holder” and “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.” Moreover, upon conversion of the notes, we are required to settle a portion of the conversion value in cash. Any of our existing or future debt agreements may contain similar repurchase and cash settlement provisions. We may not have sufficient funds to make the required cash payment upon conversion or to purchase or repurchase the notes in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to pay cash upon conversion or to purchase or repurchase the notes in cash may be limited by law or the terms of agreements relating to our debt outstanding at the time. However, if we fail to pay interest on the notes, repurchase or purchase the notes or pay cash upon conversion as required by the indenture, it would constitute an event of default under the indenture governing the notes, which, in turn, could constitute an event of default under our other debt agreements, if any. An event of default under our senior secured credit facility or our other debt agreements, if any, would permit the lenders to accelerate the repayment of such indebtedness, and we may not have sufficient funds to repay such indebtedness and the notes, and we may not be able to find alternative financing on acceptable terms, if at all. In addition, in the case of an event of default under any secured indebtedness, the lenders may be permitted to foreclose on our assets securing that indebtedness.

The increase to the conversion rate for notes converted in connection with certain make-whole fundamental changes may not adequately compensate you for the lost option time value of your notes as a result of such transaction.

If a make-whole fundamental change occurs prior to May 15, 2014, under certain circumstances, we will increase, for the time period described herein, the conversion rate by a number of additional shares for any conversions of notes in connection with such transaction. The number of additional shares will be based on the date when such transaction becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in the third bullet point under the definition of “change in control” (as defined in “Description of Notes”) and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in such transaction or transactions consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in such transaction or transactions. In all other cases, the “applicable price” will be the average of the closing sale prices per share of our common stock for the five consecutive trading days immediately preceding the effective date.

Risk factors

Although this increased conversion rate is designed to compensate you for the lost option time value of your notes as a result of such transaction, the amount of additional consideration delivered in connection with such increase is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if such transaction occurs on or after May 15, 2014, or if the relevant stock price is less than $             or greater than $            , the conversion rate will not be increased. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed              per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate set forth under “Description of Notes—Adjustments to the Conversion Rate.”

Our obligation to increase the conversion rate in connection with any such transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies. If a holder surrenders a note for conversion in connection with such a transaction that we have announced, but that transaction is not consummated, then the holder will not be entitled to the increased conversion rate described above in connection with the conversion.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you have the right to convert your notes or require us to offer to repurchase the notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us would not constitute a fundamental change requiring us to repurchase the notes or enabling you to convert your notes. In the event of any such transaction, the holders would not have the right to convert their notes or require us to repurchase their notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

There is currently no public market for the notes, and an active trading market may not develop for the notes. The failure of a market to develop for the notes could adversely affect the liquidity and value of your notes.

The notes are a new issue of securities, and there is no existing market for the notes. Moreover, the notes will not be listed on any securities exchange or quoted on any automated quotation system. A market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note would otherwise be convertible.

With certain exceptions, the notes are convertible only if specified conditions are met. If these conditions are not met, you will not be able to convert your notes, and you may not be able to receive the value of

Risk factors

the common stock into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.

Upon conversion of the notes, we will pay a settlement amount consisting of cash or, at our option, cash and shares of our common stock, based upon a specified observation period, and you may receive less proceeds than expected because the value of our common stock may decline after you exercise your conversion right.

The conversion value that you will receive upon conversion of your notes is based on a daily conversion value, as described in this prospectus supplement, calculated on a proportionate basis for each day of the relevant 20 trading-day cash settlement averaging period. Generally, we will satisfy our conversion obligation to holders by paying cash equal to the lesser of the value of a note and the principal amount of such note and by delivering, at our option, cash or shares of our common stock or a combination of cash and shares of our common stock in respect of the excess, if any, of such conversion value over such principal amount, in each case based on a daily conversion value calculated on a proportionate basis for each day of the relevant 20-day trading period. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the note as of the conversion date. In addition, because of the 20 trading-day observation period, settlement will be delayed until at least the 23rd trading day following the related conversion date. See “Description of Notes—Conversion Rights—Payment Upon Conversion.” Accordingly, upon conversion of the notes, you may receive less proceeds than expected because the price of our common stock may decrease (or not appreciate as much as you may expect) between the conversion date and the day the settlement amount with respect to any conversion of your notes is determined.

We may enter into future acquisitions and take certain actions in connection with such acquisitions that could affect the price of our common stock, and therefore the price of the notes.

As part of our growth strategy, we expect to review acquisition prospects that would implement our vertical integration strategy or offer other growth opportunities. While we have no current agreements or commitments with respect to any material acquisitions, we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

•	use a significant portion of our available cash;

•	issue equity securities, which would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	incur or assume contingent liabilities, known or unknown;

•	incur amortization expenses related to intangibles; and

•	incur large, immediate accounting write-offs.

Such actions by us could harm our results from operations and adversely affect the price of our common stock. Since the conversion value of the notes is based on the price of our common stock, an adverse effect on the price of our common stock could have a similar effect on the trading price of our notes.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of

Risk factors

our common stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of options or for other reasons. No prediction can be made as to the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock or the value of the notes.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have rights with respect to our common stock only if you convert your notes (and are entitled to receive common stock in connection with such conversion), which you are permitted to do only in limited circumstances described herein. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the last trading day in the cash settlement averaging period relating to the conversion in connection with which you are to receive shares of our common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The conversion rate of the notes may not be adjusted for all dilutive events, including third-party tender or exchange offers, that may adversely affect the trading price of the notes or the common stock issuable upon conversion of the notes.

The conversion rate of the notes is subject to adjustment upon certain events, including the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers as described under “Description of Notes—Conversion Rights—Adjustments to the Conversion Rate.” The conversion rate will not be adjusted for certain other events, such as third-party tender or exchange offers, that may adversely affect the trading price of the notes or the common stock issuable upon conversion of the notes. If we engage in any of these types of transactions, the value of the common stock into which your notes may be convertible may be diluted, which may adversely affect the trading price of the notes.

In addition, in no event will the conversion rate be adjusted to an amount that exceeds              shares per $1,000 principal amount of notes in the event of a make-whole fundamental change, subject to adjustments in the same manner as the conversion rate. See “Description of Notes—Conversion Rights—Adjustments to the Conversion Rate.”

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

To the extent we issue common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership interests of existing stockholders, including holders who have received common stock upon prior conversion of the notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Risk factors

The repurchase rights in connection with a fundamental change and the increased conversion rate triggered by a make-whole fundamental change could discourage a potential acquiror.

The repurchase rights in the notes triggered by a fundamental change, as described under the heading “Description of Notes—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” and the increased conversion rate triggered by a make-whole fundamental change, as described under the heading “Description of Notes—Conversion Rights—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change,” could discourage a potential acquiror.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock could be harmed.

You should consider the U.S. federal income tax consequences of owning the notes.

The U.S. federal income tax consequences of the conversion of the notes into a combination of our common stock and cash is uncertain, and you are urged to consult your own tax advisors. A discussion of the U.S. federal income tax consequences of the purchase, ownership, conversion or other disposition of the notes is included in this prospectus under the heading “Certain U.S. Federal Income Tax Considerations.”

If we pay a cash dividend on our common stock, we are required under the indenture, subject to certain exceptions, to adjust the conversion rate. As a result of the adjustment to the conversion rate, you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. In addition, if you are a non-U.S. holder (as defined herein), such deemed dividend may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Certain U.S. Federal Income Tax Considerations.”

Use of proceeds

The net proceeds to us from this offering are expected to be approximately $193.2 million (or approximately $222.3 million if the underwriters exercise their over-allotment option in full), after the payment of underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use a portion of the net proceeds from the offering to repay the outstanding term loan under our credit facility, which was $99.3 million as of December 31, 2006. The proceeds from our outstanding credit facility were used to finance the applicable facility fees and to pay off our previous credit facility, which was terminated at our election effective March 31, 2006. The weighted average interest rate applicable to our outstanding $99.3 million term loan was 7.83% at December 31, 2006 and the current maturity date of the term loan is March 30, 2012. We intend to repay the term loan on the closing date of the offering from the net proceeds of the offering. In April 2007, we made a $5 million principal payment on our outstanding term loan and the current amount of the outstanding term loan is approximately $94 million.

The balance of net proceeds will be used for working capital, capital expenditures and other general corporate purposes, which includes the funding of acquisitions of businesses, technologies or product lines, although we currently have no commitments or agreements for any specific acquisitions. We may also use a portion of the remaining net proceeds of the offering to repurchase shares of our outstanding common stock following the completion of the offering.

Market price of common stock

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “EPIC.” The following table lists the high and low closing sale prices of our common stock as reported on The Nasdaq Global Select Market, or its predecessor, the Nasdaq National Market, for the periods indicated.

	Common Stock Price
	High	Low

YEAR ENDED DECEMBER 31, 2007
First Quarter	$14.43	$12.78
Second Quarter (through April 30, 2007)	15.49	13.84

YEAR ENDED DECEMBER 31, 2006
First Quarter	$14.62	$11.25
Second Quarter	13.34	9.90
Third Quarter	13.11	9.59
Fourth Quarter	14.40	12.60

YEAR ENDED DECEMBER 31, 2005
First Quarter	$15.55	$12.25
Second Quarter	14.15	10.59
Third Quarter	15.75	12.10
Fourth Quarter.	14.34	11.55

YEAR ENDED DECEMBER 31, 2004
First Quarter	$17.50	$11.58
Second Quarter	15.30	12.07
Third Quarter	13.50	9.90
Fourth Quarter.	16.00	12.72

The last reported sale price of our common stock on The Nasdaq Global Select Market on April 30, 2007 was $14.50 per share. As of March 31, 2007, there were approximately 1,300 holders of record of our common stock and we believe there are a substantially greater number of beneficial holders.

Dividend policy

We have never declared or paid cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to reflect our sale of the notes and the use of proceeds therefrom (assuming the underwriters do not exercise their over-allotment option).

You should read this table together with our Consolidated Financial Statements and related notes contained in this prospectus supplement beginning on page F-1.

	December 31, 2006
	Actual	As adjusted(3)
	(In thousands, except share and per share data)

Cash and cash equivalents	$70,178	$164,078

Long-term debt:
% Convertible Senior Notes due 2027	$—	$200,000
Long-term debt, less current portion(1)	98,273	23

Total long-term debt	98,273	150,023

Stockholders’ equity:
Common stock, $0.01 par value, 180,000,000 shares authorized:
58,810,494 shares issued and outstanding as of December 31, 2006(2)	59	59
Additional paid-in capital	350,605	350,605
Treasury stock, at cost, 903,000 shares as of December 31, 2006, actual and as adjusted	(10,895)	(10,895)
Accumulated other comprehensive loss	(954)	(954)
Accumulated deficit	(130,195)	(131,098)

Total stockholders’ equity	208,620	207,717

Total capitalization	$306,893	$407,740

(1)	Excludes current portions of a term loan of $1,000 and capital leases of $102.

(2)	The number of shares outstanding does not include the following:

•	approximately 2,643,494 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2006, with a weighted average exercise price of $7.64 per share;

•	824,451 additional shares of common stock available for issuance as of December 31, 2006 under our various stock incentive plans;

•	Approximately 2,486,972 shares of common stock issuable in connection with future vesting of restricted stock units outstanding as of December 31, 2006; and

•	common stock issuable upon conversion of the notes offered hereby.

(3)	Assumes the repayment of the term loan outstanding under our credit facility, which was $99,250 as of December 31, 2006, including the current portion, and the write off of $903 of capitalized debt issuance costs related to the term loan. We intend to repay the term loan on the closing date of the offering from the net proceeds of the offering.

Selected consolidated financial data

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this prospectus supplement and our Consolidated Financial Statements and the related notes thereto contained in this prospectus supplement beginning on page F-1. The following selected consolidated statement of operations data for the years ended December 31, 2006, 2005 and 2004, and the consolidated balance sheet data at December 31, 2006 and 2005, have been derived from audited Consolidated Financial Statements incorporated contained in this prospectus supplement beginning on page F-1. The consolidated statement of operations data presented below for the years ended December 31, 2003 and 2002 and the consolidated balance sheet data at December 31, 2004, 2003 and 2002, are derived from audited Consolidated Financial Statements that are not included in this prospectus supplement.

	As of and for the year ended
	December 31, 2006(1)	December 31, 2005(2)	December 31, 2004(3)	December 31, 2003(4)	December 31, 2002(5)
	in thousands, except per share amounts
Total revenues	$384,096	$289,413	$224,866	$154,332	$143,467
Net income (loss) applicable to common stockholders	$23,818	$52,035	$23,969	$7,963	$(7,264)
Basic net income (loss) per share	$0.43	$0.95	$0.47	$0.17	$(0.17)
Diluted net income (loss) per share	$0.42	$0.92	$0.45	$0.16	$(0.17)
Total assets	$441,890	$428,951	$255,749	$102,223	$73,268
Long-term debt (less current portion) and redeemable preferred stock	$98,273	$124,639	$30,264	$—	$—
Net stockholders’ equity	$208,620	$170,450	$97,657	$27,461	$3,786

(1)	For the year ended December 31, 2006, net income reflects the adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123-R), effective January 1, 2006. See Note 9 to the Consolidated Financial Statements contained in this prospectus supplement beginning on page F-1.
(2)	For the year ended December 31, 2005, net income included restructuring charges of $359, a non-cash income tax benefit of $18,189 primarily due to the release of a valuation allowance against the Company’s deferred tax assets and the results of operations related to the CRS acquisition from December 6, 2005 (date of acquisition) through December 31, 2005. See Notes 3, 5 and 8 to the Consolidated Financial Statements.
(3)	For the year ended December 31, 2004, net income included restructuring charges of $2,382 and includes the results of operations related to the Scala acquisition from June 18, 2004 (date of acquisition) through December 31, 2004.
(4)	For the year ended December 31, 2003, net income included restructuring charges of $937, a $1,100 reduction in general and administrative expenses related to a decrease in the allowance for doubtful accounts and a $241 fee paid to the holders of the preferred stock accounted for as a beneficial conversion option on the preferred stock.
(5)	For the year ended December 31, 2002, net loss included restructuring charges of $3,891, a $4,288 settlement charge, a $600 charge included in cost of revenues to write-down certain prepaid software royalties, a $1,000 reduction in general and administrative expenses related to the favorable settlement of international payroll tax issues and a $1,200 income tax benefit related to adjustments for certain other international tax issues.

Management’s discussion and analysis of

financial condition and results of operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto beginning on page F-1 of this prospectus supplement.

OVERVIEW

We design, develop, market and support computer software applications, which assist mid-sized companies as well as the divisions and subsidiaries of larger corporations in the planning, management and operation of their businesses. We are focused on the mid-market, which generally includes companies or divisions with annual revenues between $10 million and $1 billion. Our software products and related consulting and support services are designed to help these companies automate key aspects of their business operations, processes, and procedures—from customer relations, ordering, purchasing and planning, to production, distribution, accounting and financial reporting. By automating these processes, companies may gain faster access to more accurate information, which can improve operating efficiency, reduce cost and allow companies to be more responsive to their customers, ultimately leading to increased revenues. We also offer support, consulting and education services in support of our customers’ use of our software products. Our products and services are sold worldwide by our direct sales force and an authorized network of value added resellers, distributors and authorized consultants.

Subject to the final terms of the offering and assuming the repayment of our outstanding term loan under our credit facility we expect that this offering will be accretive to our fiscal 2007 earnings per diluted share. For the year ended December 31, 2006, the ratio of earnings to fixed charges was 5.16x. The pro forma ratio of earnings to fixed charges for the year ended December 31, 2006 is 9.16x, which gives effect to the issuance and sale of the notes offered hereby and the repayment of our outstanding term loan, as if it had occurred on January 1, 2006.

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America. As such, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting policies which are most critical to aid in fully understanding and evaluating reported financial results include the following:

Revenue Recognition

We enter into contractual arrangements with end-users that may include licensing of the our software products, product support and maintenance services, consulting services, resale of third-party hardware or various combinations thereof, including the sale of such products or services separately. Our accounting policies regarding the recognition of revenue for these contractual arrangements is fully described in Note 1 of Notes to Consolidated Financial Statements.

Management’s discussion and analysis of financial condition and results of operations

We consider many factors when applying accounting principles generally accepted in the United States of America related to revenue recognition. These factors include, but are not limited to:

•	The actual contractual terms, such as payment terms, delivery dates, and pricing of the various product and service elements of a contract;

•	Availability of products to be delivered;

•	Time period over which services are to be performed;

•	Creditworthiness of the customer;

•	The complexity of customizations and integrations to our software required by service contracts;

•	The sales channel through which the sale is made (direct, value added reseller, distributor, etc.);

•	Discounts given for each element of a contract; and

•	Any commitments made as to installation or implementation “go live” dates.

Each of the relevant factors is analyzed to determine its impact, individually and collectively with other factors, on the revenue to be recognized for any particular contract with a customer. Management is required to make judgments regarding the significance of each factor in applying the revenue recognition standards, as well as whether or not each factor complies with such standards. Any misjudgment or error by management in its evaluation of the factors and the application of the standards, especially with respect to complex or new types of transactions, could have a material adverse affect on our future revenues and operating results.

Allowance for Doubtful Accounts

We sell our products directly to end-users, generally requiring an up-front payment and remaining terms appropriate for the creditworthiness of the customer. We also sell our products to value added resellers and other software distributors generally under terms appropriate for the creditworthiness of the value added resellers or distributor. We believe no significant concentrations of credit risk existed at December 31, 2006. Receivables from customers are generally unsecured. We continuously monitor our customer account balances and actively pursue collections on past due balances.

Our accounts receivable go through a collection process that is based on the age of the invoice and requires attempted contacts with the customer at specified intervals and the assistance from other personnel within our company who have a relationship with the customer. If, after a specified number of days, we have been unsuccessful in our collection efforts, we may turn the account over to a collection agency. We write-off accounts to our allowance when we have determined that collection is not likely. The factors considered in reaching this determination are (i) the apparent financial condition of the customer; (ii) the success that we have had in contacting and negotiating with the customer; and (iii) the number of days the account has been with a collection agency.

We maintain an allowance for doubtful accounts based on historical collections, performance and specific collection issues. If actual bad debts differ from the reserves calculated, we record an adjustment to bad debt expense in the period in which the difference occurs. Such adjustment could result in additional charges to our results of operations.

Management’s discussion and analysis of financial condition and results of operations

Intangible Assets

Our intangible assets were recorded as a result of our acquisitions and represent acquired technology, customer base, trademarks, covenants not to compete and a third party funded development agreement. These intangibles are amortized on a straight-line basis over the estimated economic life of the asset. We continually evaluate the recoverability of the intangible assets and consider any events or changes in circumstances that would indicate that the carrying amount of an asset may not be recoverable. Any material changes in circumstances, such as large decreases in revenue or the discontinuation of a particular product line could require future write-downs in our intangibles assets and could have a material adverse impact on our operating results for the periods in which such write-downs occur.

Goodwill

Our goodwill was recorded as a result of our acquisitions. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” we have recorded these acquisitions using the purchase method of accounting. In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” we performed an impairment review of our recorded goodwill in 2006 and determined that no impairment of goodwill existed because the estimated fair value of each reporting unit exceeded its carrying amount. We test our recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of each reporting unit exceeds its estimated fair value. Factors that could trigger an impairment include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or our overall business and significant negative industry or economic trends. Future impairment reviews may require write-downs in our goodwill and could have a material adverse impact on our operating results for the periods in which such write-downs occur.

Stock-Based Compensation

We account for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123-R). We adopted the provisions of SFAS 123-R in the first quarter of 2006 and selected the modified prospective method for adoption. Prior to adoption, we accounted for the issuance of stock options to employees using the intrinsic value method according to Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). We granted stock options with an exercise price equal to the fair market value on the date of grant and, accordingly, no compensation expense was recorded for stock options in prior periods. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is expensed ratably over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends, volatility, terms and estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted. We changed our previous practice by no longer granting stock options to employees and granting restricted stock as an alternative.

We also account for restricted stock in accordance with SFAS 123-R. We historically recognized compensation expense based on the fair market value of the restricted stock on its grant date, and continue to do so under the provisions of SFAS 123-R.

Management’s discussion and analysis of financial condition and results of operations

Income Taxes

We account for income taxes using the asset and liability method, which recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We regularly review the deferred tax assets for recoverability and have established a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. We assess the recoverability of the deferred tax assets on an ongoing basis. In making this assessment we are required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion, or all, of the net deferred assets will be realized in future periods.

We have provided a valuation allowance on certain foreign deferred tax assets. The valuation allowance will continue to be evaluated over future quarters. If we continue to generate profits and ultimately determines that it is more likely than not that all or a portion of the remaining deferred tax assets will be utilized to offset future taxable income, the valuation allowance could be decreased or eliminated all together, thereby resulting in a temporary decrease to our effective tax rate, and in certain circumstances adjustments to additional paid-in capital and goodwill.

U.S. income taxes were not provided for on undistributed earnings from certain non-U.S. subsidiaries. Those earnings are considered to be permanently reinvested in accordance with APB Opinion 23.

New Accounting Pronouncements

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this standard, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. Early adoption within 120 days of the beginning of our 2007 fiscal year is permissible, provided we have not yet issued interim financial statements for 2007 and have adopted SFAS 157. We are currently evaluating the potential impact of adopting this standard.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with a

Management’s discussion and analysis of financial condition and results of operations taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect, if any, of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings in the period adopted. We are currently evaluating the impact that the adoption of FIN 48 will have on our results of operations, financial position and liquidity. At this time, we do not know what the impact will be upon adoption of this standard.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for our fiscal year 2006 annual financial statements. The adoption of SAB No. 108 had no impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning January 1, 2008. We are is currently assessing the potential impact that the adoption of SFAS No. 157 will have on our financial statements.

In March 2006, the EITF reached a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)” that the entities may adopt a policy of presenting taxes in the income statement on either a gross or net basis. Gross or net presentation may be elected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes, and some types of excise taxes. The EITF is effective for us beginning January 1, 2007. EITF 06-3 will not impact the method for recording these sales taxes in our Consolidated Financial Statements as we have historically presented sales excluding all taxes.

ACQUISITIONS

Acquisitions have been accounted for under the purchase method of accounting, in accordance with SFAS No. 141, “Business Combinations.” Management is responsible for determining the fair value of the assets acquired and liabilities assumed. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair value. We conduct an active mergers and acquisitions program. Acquisition candidates are determined to be viable if they meet our stringent criteria which includes, but is not limited to, product and technology fit, culture, geography, revenue synergies and financial contribution. Because the software industry is consolidating, the purchase environment is competitive. Valuations are determined through a combination of earnings per share accretion models which assume certain cost synergies, internal rate of return calculations, discounted cash flow models, outside valuations and appraisals and market conditions. The results of the acquisitions are included in the accompanying Consolidated Statements of Operations from the respective acquisition dates forward.

Scala Africa

On October 6, 2006, pursuant to a Stock Purchase Agreement, we acquired 100% of the outstanding capital stock of Scala Africa (Proprietary) Limited (Scala Africa) including subsidiary company Scala Business Software (Proprietary) Ltd (SBS) and the assets of Scala East Africa Limited (SEA). Prior to the

Management’s discussion and analysis of financial condition and results of operations acquisition, Scala Africa had been a distributor of Scala’s products and related consulting services in Africa. This acquisition is consistent with our continuing efforts to make selective acquisitions of dealers and partners in countries where we have a strong installed base of customers.

The preliminary purchase price of $1.7 million was preliminarily allocated to Scala Africa’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of October 6, 2006, which is subject to completion.

CRS

On December 6, 2005, pursuant to a stock purchase agreement, we acquired approximately 96% of the outstanding capital stock of CRS Retail Technology Group, Inc. (CRS), a privately held company. We acquired the remaining 4% of the outstanding capital stock of CRS effective December 20, 2005. CRS is a provider of merchandising and point-of sale software solutions, hardware and services to the specialty retail industry.

The total purchase price of CRS was $123.5 million. We used working capital and funds available under a Credit Agreement (Note 6 of the Notes to the Consolidated Financial Statements) in order to finance the acquisition. The purchase price was allocated to CRS’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of December 6, 2005 with the excess ascribed to goodwill.

The acquired in-process research and development of $2.0 million arose from new product projects that were under development at the date of the acquisition and were expected to eventually lead to new products but had not yet established technological feasibility and for which no future alternative use was identified. The valuation of the in-process research and development projects was based upon the discounted expected future cash flows of the products over the products expected life, reflecting the estimated stage of completion of the projects and the estimate of the costs to complete the projects. This acquired in-process research and development was written-off during the fourth quarter of 2005. Four in-process research and development projects were identified, ranging in completeness from 20% to 40%. Two of these projects are significant enhancements to existing projects; one was completed as of December 31, 2006 and the other is expected to be completed in 2007 and represent 50% of the in-process research and development. The other two projects are new modules to existing products; one was completed as of December 31, 2006 and the other is expected to be completed in 2007. These represent the other 50% of the in-process research and development. The total estimated cost to complete the remaining two projects as of December 31, 2006 is approximately $0.6 million.

Scala Italy

On April 5, 2005, we acquired certain assets of Scala Italia SRL (Scala Italy), a privately held company located in Italy, for approximately $1.5 million (including transaction costs of $0.2 million), of which approximately $1.0 million was paid at closing, $0.1 million paid in July 2005 and $0.1 million was paid in April 2006. The final payment, which was earned as of December 31, 2005, represents the amount due on a contingent earn-out against maintenance and support revenues generated by Scala Italy’s customer base.

Scala Romania

On March 31, 2005, we acquired the remaining 80.1% of the outstanding shares we did not already own in SC Scala Business Solutions SRL (Scala Romania), a privately held company located in Romania,

Management’s discussion and analysis of financial condition and results of operations for approximately $2.0 million (including transaction costs of $0.1 million), of which approximately $0.1 million was paid at closing and $1.5 million was paid May 31, 2005. The final payment represented a contingent earn-out against maintenance and support revenues generated by Scala Romania’s customer base. The contingent earn-out was finalized on December 31, 2005 for $0.4 million and was paid on March 1, 2006.

Strongline

On December 14, 2004, we acquired all of the outstanding stock of Strongline A/S (Strongline), a privately held company located in Denmark, for approximately $5.5 million in cash (including transaction costs of $0.1 million); $3.0 million was paid on December 14, 2004, $0.5 million was paid on December 23, 2005 and $0.5 million was paid in January 2007. The final purchase price was subject to a working capital adjustment based on the difference of the target working capital of Strongline, as specified in the Share Purchase Agreement, and the actual working capital as of the acquisition date. In June 2005, the working capital adjustment was finalized for $1.3 million and was paid in July 2005.

Scala

On June 18, 2004, we acquired 22,570,851 ordinary shares of Scala Business Solutions N.V. (Scala), a publicly held software company headquartered in Amsterdam, the Netherlands, by means of an exchange offer made for all of the outstanding ordinary shares of Scala. On July 8, 2004, we acquired 1,096,048 shares of Scala during a subsequent offering period. The shareholders of Scala received 0.1795 newly issued shares of our common stock and a cash payment of $1.8230 for each Scala ordinary share validly tendered during the initial and subsequent offering period. On July 12, 2004, we purchased 27,452 additional Scala shares on Euronext for a price of $83,500. On August 9, 2005, we deposited the funds to “buy-out” the remaining 461,074 Scala shares not owned by us. Therefore, as of August 9, 2005, we became the legal owner of all outstanding Scala shares.

Scala designs, develops, markets and supports collaborative enterprise resource planning software that is used by the small- and medium-size divisions and subsidiaries of large multinational corporations, as well as by independent stand-alone companies, in developed and emerging markets. Scala’s solutions are based on a web services platform and utilize Microsoft® technologies. Scala’s software and services support local currencies and accounting regulations, are available in more than 30 languages, and are used by customers in over 140 countries. The Scala acquisition provides us with a significantly expanded worldwide presence and synergistic product offerings; both of which contributed to a purchase price in excess of the fair value of assets acquired and liabilities assumed and the creation of goodwill.

The total purchase price of Scala, reflecting the 22,570,851 shares tendered during the initial offering period, the 1,096,048 shares tendered during the subsequent offering period and the 27,452 shares purchased on Euronext, and the buy-out of the remaining 461,074 shares, was $95.8 million. The value of our common shares issued was $10.83 per share and is based on the average closing price for three days before, the day of, and three days after announcement of the transaction.

We used working capital and funds available under a Credit Agreement (Note 6 in the Notes to Consolidated Financial Statements) in order to finance the cash portion of the offer price.

The purchase price was allocated to Scala’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of June 18, 2004 with any excess being ascribed to goodwill.

Management’s discussion and analysis of financial condition and results of operations

RESTRUCTURING CHARGES

The following table summarizes the activity in our reserves associated with our restructuring activities (in thousands):

	Separation costs for terminated employees and contractors	Facilities closing and consolidation	Asset impairments	Total restructuring costs
Balance at December 31, 2003	$270	$3,076	$126	$3,472
2004 restructuring charges	437	1,945	—	2,382
Scala acquisition	4,897	1,351	—	6,248
Write-off of impaired assets	—	—	(126)	(126)
Cash payments	(3,905)	(2,322)	—	(6,227)

Balance at December 31, 2004	1,699	4,050	—	5,749
2005 restructuring charges	359	—	—	359
Cash payments	(929)	(907)	—	(1,836)

Balance at December 31, 2005	1,129	3,143	—	4,272
CRS acquisition	145	93	—	238
Scala adjustments	(512)	(1,218)	—	(1,730)
Cash payments	(486)	(623)	—	(1,109)

Balance at December 31, 2006	276	1,395	—	1,671
Less: current portion	(276)	(519)	—	(795)

Long-term accrued restructuring	$—	$876	$—	$876

2005 CRS Acquisition

In connection with our acquisition of CRS Retail Technology Group on December 6, 2005, we formulated a restructuring plan to close one of the CRS facilities. In connection with this, we recorded a liability of $0.2 million for the restructuring costs associated with the CRS reduction in workforce and the closure of a CRS facility. This liability included separation costs for terminated employees and costs for the closing of the CRS facility. In conjunction with this restructuring, ten CRS employees, or 3% of the CRS workforce, will be terminated from all functional areas. As of December 31, 2006, five of these terminations have been made. Lease payments on the CRS facility that was vacated will continue to be made until the respective noncancelable terms of the lease expire in 2008. As of December 31, 2006, the remaining balance is $0.1 million and represents facility and severance charges.

2005 Restructuring Charges

For the year ended December 31, 2005, we recorded restructuring charges of $0.4 million. This charge represents severance costs related to the fourth quarter 2005 reorganization. In connection with these restructuring activities, we terminated 14 employees, or less than 1% of our workforce at that time, from various functions across our company. All of these terminations have been completed. As of December 31, 2006, the balance related to this restructuring is zero.

2004 Restructuring Charges

For the year ended December 31, 2004, we recorded restructuring charges of $2.4 million. This charge represents $0.4 million of separation costs related to the first quarter 2004 reorganization of one of our

Management’s discussion and analysis of financial condition and results of operations product lines and the movement of certain development efforts to Mexico as part of an overall cost reduction program. In connection with these restructuring activities, we terminated 35 employees, or 4% of our workforce at that time, from all functional areas of our company. As of December 31, 2006, all of these terminations have been completed. The remaining charge includes (i) $0.5 million for an addition to a previously recorded loss on one of our domestic facilities due to the renegotiation of a sublease agreement with one of our current subtenants, (ii) $0.1 million for a loss recorded on one of our international facilities due to the determination that sublease income on this facility would not be realized according to the original estimate due to current economic conditions in this region, (iii) $0.7 million for a loss recorded on another of our international facilities due to the unanticipated loss of its sublease income and (iv) $0.7 million for a loss recorded on one of our domestic facilities as a result of a new sublease agreement entered into in 2004. At December 31, 2006, the remaining balance is $1.0 million and represents facility charges. Lease payments on buildings vacated or downsized will continue to be made until the respective noncancelable terms of the lease expire in 2009.

2004 Scala Acquisition

In connection with our acquisition of Scala on June 18, 2004, we formulated a restructuring plan for the Scala operations. In connection with this, we recorded a liability of $6.2 million for the restructuring costs associated with the Scala reduction in workforce and the closure of certain Scala offices. This liability included $4.9 million for separation costs for terminated employees and $1.4 for the closing of certain of Scala’s facilities and tax audits. In conjunction with the acquisition, 120 Scala employees, or 21% of the Scala workforce, were terminated from all functional areas. As of December 31, 2006, all of these terminations have been completed. In December 2006, we reversed the reserve against goodwill related to facilities that leases were either surrendered with no further obligation or subleased for the remainder of the lease. In addition, severance reserves were reversed against goodwill as a result of the settlement of estimated obligations. As of December 31, 2006, the balance related to outstanding severance obligations is $0.2 million for payments to terminated employees which are in accordance with their severance agreements.

2002 Restructuring Charges

In 2002, we underwent a restructuring of our operations in an effort to reduce our cost structure through a reduction in workforce and the consolidation of certain of our facilities.

For facility costs included in the restructuring charge, the associated subleased and unoccupied space is physically separate from the utilized space of the facility. The balance at December 31, 2006 is $0.3 million. Although the consolidation efforts were substantially completed as of the end of 2002, lease payments on the buildings that were vacated or downsized will continue to be made until the respective noncancelable terms of the leases expire in 2009.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

The following table summarizes certain aspects of our results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 (in millions, except percentages):

	Year Ended December 31,
	2006	2005	Change $	Change %
Revenues:
License fees	$99.5	$77.1	$22.4	29.2%
Consulting	107.5	73.7	33.8	46.0%
Maintenance	150.1	134.5	15.6	11.5%
Hardware and other	27.0	4.1	22.9	551.3%

Total revenues	$384.1	$289.4	$94.7	32.7%

Gross profit %:
License fees	63.5%	64.6%
Consulting	18.1%	20.4%
Maintenance	77.2%	79.0%
Hardware and other	11.5%	50.7%

Amortization of intangible assets	$17.0	$11.8	$5.2	44.6%
% of total revenues	4.4%	4.1%

Gross profit	$201.6	$173.2	$28.4	16.4%
% of total revenues	52.5%	59.8%

Sales and marketing expenses	$70.4	$61.0	$9.4	15.4%
% of total revenues	18.3%	21.1%

Software development expenses	$34.1	$28.5	$5.6	19.7%
% of total revenues	8.9%	9.8%

General and administrative expenses	$52.1	$46.3	$5.8	12.7%
% of total revenues	13.6%	16.0%

Restructuring charges	$—	$0.4	$(0.4)	(100.0)%
% of total revenues	0.0%	0.1%

Write-off of in-process research and development	$—	$2.0	$(2.0)	(100.0)%
% of total revenues	0.0%	0.7%

Provision (benefit) for income taxes	$14.8	(18.2)	$33.0	181.3%
Effective tax rate	38.3%	(53.6)%

Net income	$23.8	$52.0	$(28.2)	(54.2)%
% of total revenues	6.2%	18.0%

Other Data
EBITDA(1)	$69.7	$50.3	$19.4	38.5%
% of total revenues	18.2%	17.4%

(footnotes on following page)

Management’s discussion and analysis of financial condition and results of operations

Other Data

(1)	We are providing EBITDA, a non-generally accepted accounting principles (non-GAAP) financial measure, because (i) we believe that this figure is helpful in allowing individuals to assess the ongoing financial performance of the business; (ii) we use EBITDA, along with other GAAP measures, as a measure of profitability because EBITDA helps us compare our performance on a consistent basis by removing from our operating results the impact of our net cash or borrowing position, the effect of operating in different tax jurisdictions and the accounting methods used to compute depreciation and amortization and (iii) EBITDA provides an additional analytical tool to clarify our results from operations and helps us to identify underlying trends in our results of operations. Therefore, we believe that this information is meaningful to investors when considered in connection with the information contained in the GAAP presentation of financial information. The EBITDA measure presented in this prospectus supplement is defined as net income before (i) net interest expense (income), (ii) income taxes, and (iii) depreciation and amortization. We also internally use adjusted EBITDA measures for determining (i) compliance with certain financial covenants in our credit agreement and (ii) management incentive bonus, including vesting of certain nonvested share incentive awards. The adjusted EBITDA measures used for those purposes may differ from the EBITDA measure presented in this prospectus supplement because additional items may be excluded from net income for purposes of calculating adjusted EBITDA. For example, in-process research and development charges and foreign currency gains/losses may be required to be excluded from adjusted EBITDA under the terms of our credit agreements and/or management incentive plans. EBITDA is not defined under generally accepted accounting principles (GAAP), and it may not be comparable to similarly titled measures reported by other companies.
EBITDA is a non-GAAP measure and has limitations because it does not include all items of income and expense that impact our operations. Management compensates for these limitations by also considering our GAAP results. The non-GAAP financial measure we use is not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income and income per share, and should not be considered measures of our liquidity. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. Following is a reconciliation of net income to EBITDA and a calculation of EBITDA as a percent of revenue (dollars in thousands):

	Year Ended December 31,
	2006	2005
Revenue	$384,096	$289,413

Net Income	$23,818	$52,035
Income taxes (tax benefit)	14,789	(18,189)
Net interest expense	7,582	236
Amortization of intangibles	18,101	12,340
Depreciation expense	5,457	3,925

EBITDA	$69,747	$50,347

EBITDA percent of revenues	18.2%	17.4%

Management’s discussion and analysis of financial condition and results of operations

Revenue

License fee revenues increased in absolute dollars for the year ended December 31, 2006, as compared to the same period in 2005. The increase is due in part to the contribution of license revenue from the CRS acquisition in December 2005, which added approximately $12.4 million in license revenues for the year ended December 31, 2006. Excluding CRS, license revenues for the year ended December 31, 2006, as compared to the same period in 2005, increased primarily due to an increase in average selling price in North America of approximately 5% and an increase in our sales headcount of approximately 20%.

Consulting revenues increased in absolute dollars for the year ended December 31, 2006, as compared to the same period in 2005. This increase is due to the December 2005 acquisition of CRS, which added $19.4 million of incremental consulting revenue in 2006, as well as an increase in sales of software licenses, which resulted in additional implementation and other related consulting engagements. In order to meet the demand for this additional consulting work, we hired additional consulting personnel during 2006, resulting in an increase in consulting headcount of 28% during the year.

Maintenance revenues increased in absolute dollars for year ended December 31, 2006, as compared to the same period in 2005. This increase is due primarily to (i) the acquisition of CRS, which resulted in additional maintenance revenues of $10.7 million, (ii) continued high renewal rates in our customer base, (iii) continued higher license sales and related maintenance contracts sold with new licenses and (iv) an increase in existing customers whose maintenance agreements had lapsed and have now renewed their maintenance agreements.

Hardware and other revenues consist primarily of resale of third-party hardware and sales of business forms. The increase in hardware and other revenue in absolute dollars for year ended December 31, 2006, as compared to the same period in 2005, is primarily due to the acquisition of CRS.

International revenues were $141.2 million and $132.5 million for the years ended December 31, 2006 and 2005, representing 36.8% and 45.8%, respectively, of total revenues. Foreign currency exchange rate fluctuations resulted in 2006 foreign currency-based revenues being reported $2.4 million lower than they would have been if they had been translated at 2005 foreign currency exchange rates. The decrease in international revenues as a percentage of total revenues for the year ended December 31, 2006, as compared to the same period in 2005, is due to the acquisition of CRS in December 2005, which primarily generates revenue domestically.

Amortization of Intangible Assets

Amortization of intangible assets consists of amortization of capitalized acquired technology, customer base, a third party funded development agreement, and trademarks that were recorded as a result of acquisitions. Our intangible assets are amortized on a straight-line basis over the estimated economic life of the assets. For the years ended December 31, 2006 and 2005, we recorded amortization expense, included in cost of revenues, related to intangible assets, of $17.0 million and $11.8 million, respectively. The increase in amortization expense for the year ended December 31, 2006, as compared to the same period in 2005, is due to the additional amortization expense related to the acquisitions of Scala Italy in April 2005, CRS in December 2005 and Scala Africa in October 2006. Amortization of acquired technology and trademarks will be complete in 2010 and amortization of the customer base will be complete in 2013.

Management’s discussion and analysis of financial condition and results of operations

Gross Profit, including Cost of Revenues

Cost of license fees consists primarily of software royalties paid for third-party software incorporated into our products, costs associated with product packaging, documentation and software duplication, and amortization of acquired intangible assets. For the year ended December 31, 2006, as compared to the same period in 2005, cost of license fees increased primarily due to the CRS acquisition, which added $8.4 million, which is primarily amortization of intangibles. This additional amortization resulted in a decrease in the license gross profit.

Cost of consulting revenues consists primarily of salaries, benefits and other headcount-related expenses for our consulting organization, which provides consulting services to customers in the implementation and integration of our software products, as well as education, training and other consulting and programming services. We had an increase in these costs for the year ended December 31, 2006, as compared to the same period in 2005, primarily due to the acquisition of CRS which added approximately $16.7 million in additional cost and $1.0 million related to stock-based compensation expenses resulting from the adoption of SFAS 123-R during 2006. The remaining increase in these costs for the year ended December 31, 2006 is due to an increase in headcount of approximately 28%. Due to these factors, the overall gross profit decreased for the year ended December 31, 2006, as compared to the same period in 2005.

Cost of maintenance revenues consists primarily of maintenance royalties on third-party software incorporated into our products and salaries, benefits and other headcount-related expenses for our support organization. For the year ended December 31, 2006, as compared to the same period of 2005, cost of maintenance revenues increased due primarily to the acquisition of CRS which added approximately $5.4 million, and an increase of $0.4 million related to stock-based compensation expenses resulting from the adoption of SFAS 123-R during 2006. Due to these factors, the overall gross profit decreased for the year ended December 31, 2006, as compared to the same period in 2005.

Cost of hardware and other revenue increased due to the acquisition of CRS, which added $21.5 million for the year ended December 31, 2006. The decrease in gross profit is due to the acquisition of CRS which is comprised mostly of hardware costs from CRS and its lower gross margin.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, commissions, travel, advertising and promotional expenses. The increase in absolute dollars for the year ended December 31, 2006, as compared to the same period in 2005, is primarily due the acquisition of CRS, which added approximately $3.3 million in additional cost and $2.9 million related to stock-based compensation expenses resulting from the adoption of SFAS 123-R during 2006. The remaining increase in sales and marketing expense is due to increased headcount in sales of approximately 20%. Sales and marketing expenses decreased as a percentage of revenue due to the increase in revenues for the year ended December 31, 2006, as compared to the same period in 2005.

Software Development

Software development costs consist primarily of compensation of development personnel, related overhead incurred to develop new products and upgrade and enhance our current products and fees paid to outside consultants. The majority of these expenses have been incurred by us in North America, Mexico, and Russia where we operate development centers. Software development costs are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold,

Management’s discussion and analysis of financial condition and results of operations

Leased or Otherwise Marketed,” under which we are required to capitalize software development costs between the time technological feasibility is established and the product is ready for general release. Costs that do not qualify for capitalization are charged to research and development expense when incurred. During the years ended December 31, 2006 and 2005, no software development costs were capitalized because the time period and cost incurred between technological feasibility and general release for all software product releases was insignificant.

Software development expenses increased in absolute dollars for the year ended December 31, 2006, as compared to the same period in 2005, primarily due to the acquisition of CRS which added approximately $3.2 million and due to the adoption of SFAS 123-R during 2006 which resulted in $0.8 million related to stock-based compensation expenses. The remaining increase in these costs for the year ended December 31, 2006 is due to an increase in headcount of approximately 8%, compared to the same period in 2005. Software development expenses decreased as a percentage of revenue due to the increase in revenues for the year ended December 31, 2006, as compared to the same period in 2005.

General and Administrative Expense

General and administrative expenses consist primarily of costs associated with our executive, financial, human resources and information services functions. General and administrative expenses increased in absolute dollars for the year ended December 31, 2006, as compared to the same period in 2005, due to the acquisition of CRS, which added approximately $4.2 million, and an increase of $1.7 million related to stock-based compensation expense. General and administrative expenses decreased as a percentage of revenue due to the increase in revenues for year ended December 31, 2006, as compared to the same period in 2005.

Stock-Based Compensation Expense

Stock-based compensation expense is related to SFAS 123-R stock-based compensation expense from stock options and restricted stock issued by us. Stock-based compensation expense for year ended December 31, 2006 was related to the various restricted stock awards granted in 2005 and 2006, the performance-based restricted stock and stock options. Stock-based compensation expense for the year ended December 31, 2005 was related to restricted stock issued as part of the 2001 stock option exchange program, 3,000,000 shares of restricted stock issued to our Chief Executive Officer in March 2003 and May 2003, and restricted stock issued to various members of management. For the years ended December 31, 2006 and 2005, stock-based compensation expense was $9.5 million and $2.6 million, respectively.

At December 31, 2006, there was approximately $3.2 million of total unrecognized compensation cost related to restricted stock, excluding performance-based restricted stock. This cost is expected to be recognized over a weighted-average period of approximately two years. The compensation cost related to the performance-based restricted stock depends on the estimated number of shares that will vest, based on the probable outcome of the performance conditions. We are required at each reporting date to assess whether achievement of any performance condition is probable. Based on our final achievement, we recorded stock compensation expense related to these grants of $5.9 million for the year ended December 31, 2006. We anticipate we will recognize compensation expense related to the 2007 and 2008 performance-based restricted stock in an amount higher than 2006 due to more participants, assuming we achieve our revenue and adjusted EBITDA targets. This cost is expected to be recognized over a weighted-average period of approximately two years.

As a result of adopting SFAS 123-R, our net income for the year ended December 31, 2006 is $1.7 million lower than if we had continued to account for stock-based compensation under the recognition

Management’s discussion and analysis of financial condition and results of operations and measurement provisions of APB 25 and related Interpretations, as permitted by SFAS 123. Basic and diluted earnings per share for the year ended December 31, 2006 is $0.03 lower than if we had continued to account for stock-based compensation under APB 25. At December 31, 2006, there was approximately $2.4 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately one year.

The following table sets forth the total stock-based compensation expense resulting from stock options, restricted stock awards, and the employee stock purchase plan included in our Consolidated Statements of Operations (in thousands):

	Year Ended December 31,
	2006	2005
Cost of revenues	$1,430	$4
Sales and marketing	2,852	4
Software development	830	1
General and administrative	4,339	2,616

Total stock-based compensation expense	$9,451	$2,625

On December 18, 2005, our Compensation Committee of the Board of Directors authorized us to accelerate the vesting of certain unvested and “out-of-the-money” stock options outstanding under our stock plans that have exercise prices per share of $14.31 or higher. The decision to accelerate the vesting was made primarily to reduce the impact of recording noncash compensation expense upon the implementation of SFAS 123-R. Options to purchase approximately 475,000 shares of our common stock became exercisable immediately. Options held by non-employee directors were not included in the vesting acceleration. In addition, in order to prevent unintended personal benefits to executive officers, restrictions will be imposed on any shares received through the exercise of accelerated options held by those individuals. Those restrictions will prevent the sale of any shares received from the exercise of an accelerated option until the date on which such shares would have vested under the options original vesting terms. There was no accounting impact associated with the acceleration of vesting of these options.

Provision for Income Taxes

The provision for income taxes consists of provisions for federal, state and foreign income taxes. We operate in an international environment with significant operations in various locations outside the U.S. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates.

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amount of tax-related assets and liabilities and income tax provisions. We assess the recoverability of the deferred tax assets on an ongoing basis. In making this assessment we are required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of our net deferred assets will be realized in future periods. This assessment requires significant judgment. In addition, we have made estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets.

Management’s discussion and analysis of financial condition and results of operations

We recorded a provision (benefit) for income taxes of $14.8 million and $(18.2) million for years ended December 31, 2006 and 2005, respectively. The effective income tax rates were 38.3% and (53.6)% for the years ended December 31, 2006 and 2005, respectively. The effective tax rate differs from the statutory U.S. federal income tax rate of 35% primarily due to state and foreign income tax and permanent differences between GAAP pre-tax income and taxable income for the year ended December 31, 2006 and benefits from the release of valuation allowance against U.S. deferred tax assets for the year ended December 31, 2005.

We had provided a valuation allowance of $93.8 million as of December 31, 2004 on 100% of our net deferred tax assets as it had been determined that it was more likely than not that the deferred tax assets would not be realized. As previously disclosed, we continually assess our valuation allowance related to the deferred tax assets. During 2005, we released the valuation allowance related to substantially all U.S. federal and state deferred tax assets and certain foreign deferred tax assets. For the remaining deferred tax assets we intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

Although we have determined that a valuation allowance is no longer required with respect to the U.S. federal deferred tax asset, recovery is dependent on achieving our forecast of future operating income over a protracted period of time. We will review the forecast in relation to actual results and expected trends on an ongoing basis. Failure to achieve our operating income targets may change our assessment regarding the recoverability of our net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of the deferred tax assets. Any increase in a valuation allowance would result in additional tax expense and could have a significant impact on our earnings in future periods.

Additionally, under the provisions of SFAS No. 109, “Accounting for Income Taxes”, and related interpretations, future period reductions to the valuation allowance related to Scala’s deferred tax assets that existed as of the date of acquisition of Scala are first credited against goodwill, then to the unamortized balance of other identifiable intangible assets recorded at the date of acquisition, and then, once these assets have been reduced to zero, credited to the income tax provision.

We are currently under examination in various locations including the Netherlands, United Kingdom, Hungary and Canada. We do not believe that the outcome of these matters will have a material adverse effect on our consolidated financial position or results of operations.

Management’s discussion and analysis of financial condition and results of operations

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2005 TO THE YEAR ENDED DECEMBER 31, 2004

The following table summarizes certain aspects of our results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004 (in millions, except percentages):

	Year Ended December 31,		Change
	2005	2004	$	%
Revenues:
License fees	$77.1	$59.0	$18.1	30.5%
Consulting	73.7	56.9	16.8	29.5%
Maintenance	134.5	105.5	29.0	27.6%
Other	4.1	3.5	0.6	19.2%

Total revenues	$289.4	$224.9	$64.5	28.7%

Gross Profit Percent:
License fees	64.6%	68.6%
Consulting	20.4%	26.9%
Maintenance	79.0%	76.2%
Other	50.7%	39.5%

Amortization of intangible assets	$11.8	$7.3	$4.5	60.5%
Percentage of total revenues	4.1%	3.3%

Gross profit	$173.2	$137.5	$35.7	26.0%
Percentage of total revenues	59.8%	61.2%

Sales and marketing	$61.0	$48.0	$13.0	27.2%
Percentage of total revenues	21.1%	21.3%

Software development	$28.5	$24.7	$3.8	15.0%
Percentage of total revenues	9.8%	11.0%

General and administrative	$46.3	$38.9	$7.4	19.0%
Percentage of total revenues	16.0%	17.3%

Restructuring charges	$0.4	$2.4	$(2.0)	(84.9)%
Percentage of total revenues	0.1%	1.1%

Write-off of in-process R&D	$2.0	—	$2.0	100.0%
Percentage of total revenues	0.7%	—

Provision (benefit) for income taxes	$(18.2)	$1.3	$(19.5)	(1,461.5)%
Effective tax rate	(53.6)%	5.2%

Net income	$52.0	$24.0	$28.0	117.1%
% of revenues	18.0%	10.7%

Other Data
EBITDA(1)	$50.3	$35.5	$14.8	41.7%
% of revenues	17.4%	15.8%

(footnotes on following page)

Management’s discussion and analysis of financial condition and results of operations

Other Data

(1)	See the discussion of 2006 and 2005 EBITDA performance for a description of our uses of EBITDA and limitations thereon. Following is a reconciliation of net income to EBITDA and a calculation of EBITDA as a percent of revenue (dollars in thousands):

	Year ended December 31,
	2005	2004
Revenue	$289,413	$224,866

Net Income	$52,035	$23,969
Income taxes	(18,189)	1,336
Net interest (income) expense	236	(215)
Amortization of intangibles	12,340	7,498
Depreciation expense	3,925	2,949

EBITDA	$50,347	$35,537

EBITDA % of revenues	17.4%	15.8%

Revenue

License fee revenues increased in absolute dollars for the year ended December 31, 2005, as compared to the same period in 2004. This increase is the result of an increase in average selling price of approximately 24% for the year ended December 31, 2005, as compared to the same period in 2004, which is attributable to our broad-based improvement across all businesses and products plus the contribution of license revenue from the Scala acquisition in June 2004 and the CRS acquisition in December 2005. For the year ended December 31, 2005, as compared to the same period in 2004, license revenues from Scala and CRS accounted for approximately $8.7 million and $0.7 million of the increase in license revenues, respectively.

Consulting revenues increased in absolute dollars for the year ended December 31, 2005, as compared to the same period in 2004. This increase is due to both the increase in license revenues, which has resulted in increased implementation engagements and the acquisitions of Scala and CRS. The acquisitions of Scala and CRS accounted for approximately $10.1 million and $1.5 million, respectively, in consulting revenues for the year ended December 31, 2005, as compared to the same period in 2004.

Maintenance revenues increased in absolute dollars for the year ended December 31, 2005, as compared to the same periods in 2004. This increase is due to higher than average retention rates on our product maintenance programs, which is due to strong releases, improved services and focused maintenance sales efforts, an increase in win backs, which is an existing customer whose maintenance had lapsed and has now renewed their maintenance, and to the acquisitions of Scala and CRS. The acquisitions of Scala accounted for approximately $18.3 million and $0.8 million, respectively, in maintenance revenues for the year ended December 31, 2005 as compared to the same period in 2004.

Other revenues consist primarily of resale of third-party hardware, sales of business forms and revenues from a Scala service center in Moscow that processes payroll transactions for third parties located in Russia. The increase in other revenues in absolute dollars for the year ended December 31, 2005, as compared to the same period in 2004, is due to other revenue generated by the payroll service center in Moscow and the acquisition of CRS offset by a reduction of third-party hardware sales in the U.S. The acquisitions of Scala and CRS accounted for approximately $0.7 million and $0.6 million, respectively, in other revenues for the year ended December 31, 2005 as compared to the same period in 2004.

Management’s discussion and analysis of financial condition and results of operations

International revenues, which are all non U.S. revenues, were $132.5 million and $92.4 million for the years ended December 31, 2005 and 2004, representing 45.8% and 41.1%, respectively, of total revenues. The increase in international revenues in absolute dollars for the year ended December 31, 2005, as compared to the same period in 2004, is due to the acquisition of Scala in June 2004, which accounted for approximately $35.3 million of the increase in international revenues and a foreign currency exchange rate impact of approximately $0.4 million. The remaining increase is primarily due to an increase in international license revenues, which is attributable to our broad-based improvement across all businesses and products.

Amortization of Intangible Assets and Capitalized Software Development Costs

Amortization of intangible assets consists of amortization of capitalized acquired technology, customer base, trademarks and third party funded development agreement, that were recorded primarily as a result of the DataWorks Corporation (DataWorks) acquisition in December 1998, the Clarus asset purchase in December 2002, the ROI acquisition in July 2003, the TDC/T7 asset purchase in July 2003, the Platsoft acquisition in February 2004, the Scala acquisition in June 2004, the Strongline acquisition in December 2004, the Scala Romania acquisition in March 2005, the Scala Italy acquisition in April 2005 and the CRS acquisition in December 2005. Our intangible assets are amortized on a straight-line basis over the estimated economic life of the assets. For the years ended December 31, 2005 and 2004, we recorded amortization expense, included in cost of revenues, related to intangible assets of $11.8 million and $7.3 million, respectively. The increase in amortization expense for the year ended December 31, 2005, as compared to the same period in 2004, is due to the additional amortization expense related to the Scala, Strongline and CRS acquisitions. Amortization of the third party funded development agreement will be complete in 2006, amortization of acquired technology and trademarks will be complete in 2010 and amortization of the customer base will be complete in 2012.

Gross Profit, including Cost of Revenues

Cost of license fees consists primarily of software royalties paid for third-party software incorporated into our products, costs associated with product packaging, documentation and software duplication, and amortization of capitalized software developments costs and acquired intangible assets. For the year ended December 31, 2005, as compared to the same period in 2004, cost of license fees increased primarily due to an increase in software royalties of $4.9 million on higher license revenues and an increase to amortization related to the inclusion of a full year of Scala, and the Strongline, Romania and CRS acquisitions which occurred in 2005. These acquisitions resulted in a decrease in the related gross profit.

Cost of consulting revenues consists primarily of salaries, benefits and other headcount-related expenses for our consulting organization, which provides consulting services to customers in the implementation and integration of our software products, as well as education, training and other consulting and programming services. We had an increase in these costs for the year ended December 31, 2005, as compared to the same period in 2004, primarily due to the acquisition of Scala in June 2004, which accounted for additional costs of $7.1 million and the acquisition of CRS, which added $1.2 million in additional costs. In addition, we increased headcount by 31% which resulted in additional salaries and related expenses, and incurred recruitment expenses of approximately $4.7 million. Overall however, consulting gross profit decreased due to our making an investment in human capital to address the growth of our service business.

Cost of maintenance revenues consists primarily of maintenance royalties on third-party software incorporated into our products and salaries, benefits and other headcount-related expenses for our

Management’s discussion and analysis of financial condition and results of operations support organization. For the year ended December 31, 2005, cost of maintenance revenues increased $3.1 million due largely to (i) the acquisition of Scala, which accounted for additional maintenance costs of $2.5 million, (ii) the acquisition of CRS, which resulted in additional maintenance costs of $0.2 million and (iii) increased maintenance royalties of $0.7 million on higher maintenance revenues. Overall, gross profit increased due to verticalization of the support organization which resulted in a reduction in management costs and improved efficiencies based on best practices.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, commissions, travel, advertising and promotional expenses. The increase for the year ended December 31, 2005, as compared to the same period in 2004, is primarily due to the Scala acquisition which accounted for $5.3 million in expenses, the acquisition of CRS which added $0.3 million, an increase in commission expense of $3.9 million as a result of increased license revenues and increased headcount and an increase of $0.8 million in additional advertising and trade show related costs. The remainder of the increase is primarily due to increased salaries and headcount related expenses. Sales and marketing expenses remained flat as a percentage of revenue for the year ended December 31, 2005, as compared to the same periods in 2004.

Software Development

Software development costs consist primarily of compensation of development personnel, related overhead incurred to develop new products and upgrade and enhance the Company’s current products, as well as fees paid to outside consultants. Historically, the majority of these expenses have been incurred by us in North America and Mexico, where we operate a development center. Beginning in the third quarter of 2004, we incurred software development cost in Russia, where Scala operates a development center. Software development costs are accounted for in accordance with SFAS No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” under which we are required to capitalize software development costs between the time technological feasibility is established and the product is ready for general release. Costs that do not qualify for capitalization are charged to research and development expense when incurred. During the years ended December 31, 2005 and 2004, no software development costs were capitalized because the time period between technological feasibility and general release for all software product releases during the years ended December 31, 2005 and 2004 was insignificant.

Software development expenses increased in absolute dollars for the year ended December 31, 2005, as compared to the same period in 2004. The increase for the year ended December 31, 2005, as compared to the same period in 2004, is due to additional headcount related expenses from Scala of $3.7 million and from CRS in the amount of $0.2 million, offset by decreases in headcount related expenses as a result of the 2004 restructuring. Software development expenses decreased as a percentage of revenue due to the increase in license revenues for the year ended December 31, 2005, as compared to the same period in 2004.

General and Administrative

The increase in absolute dollars for the year ended December 31, 2005, as compared to the same period in 2004, is largely due to $7.5 million in additional expense related to the acquisition of Scala in June 2004 and $0.2 related to the CRS acquisition. This is offset by decreases in most areas of general and administrative due to our continued cost cutting efforts.

Management’s discussion and analysis of financial condition and results of operations

Stock-Based Compensation

Stock-based compensation expense is related to restricted stock issued by us. Stock-based compensation expense for the years ended December 31, 2005 and 2004 was related to restricted stock issued as part of the 2001 stock option exchange program, 3,000,000 shares of restricted stock issued to our Chief Executive Officer in March 2003 and May 2003, 140,000 shares issued to certain executives in July 2005 and 60,000 shares issued to certain Vice Presidents in October 2005. For the years ended December 31, 2005 and 2004, stock-based compensation expense was $2.6 million.

All restricted shares issued in the stock option exchange program fully vested as of January 26, 2005 and all compensation expense related to these shares has been recorded as of December 31, 2005. On December 18, 2005, our Compensation Committee of the Board of Directors of the Company authorized the Company to accelerate the vesting of certain unvested and “out-of-the-money” stock options outstanding under our stock plans that have exercise prices per share of $14.31 or higher. Options to purchase approximately 475,000 million shares of our common stock became exercisable immediately. Options held by non-employee directors were not included in the vesting acceleration. In addition, in order to prevent unintended personal benefits to executive officers, restrictions will be imposed on any shares received through the exercise of accelerated options held by those individuals. Those restrictions will prevent the sale of any shares received from the exercise of an accelerated option until the date on which such shares would have vested under the options original vesting terms.

Write-off of In-Process Research and Development

Included in our operating results for the year ended December 31, 2005 is a charge of $2.0 million for the write-off of the acquired in-process research and development expenses related to the CRS acquisition. The in-process research and development expenses arose from new product projects that were under development at the date of the acquisition and were expected to eventually lead to new products but had not yet established technological feasibility and for which no future alternative use was identified. The valuation of the in-process research and development projects was based upon the discounted expected future cash flows of the products over the products expected life, reflecting the estimated stage of completion of the projects and the estimate of the costs to complete the projects.

Provision for Income Taxes

The provision for income taxes consists of provisions for federal, state and foreign income taxes. We operate in an international environment with significant operations in various locations outside the U.S. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates.

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amount of tax-related assets and liabilities and income tax provisions. We assess the recoverability of the deferred tax assets on an ongoing basis. In making this assessment we are required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of our net deferred assets will be realized in future periods. This assessment requires significant judgment. In addition, we have made estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets.

We recorded a (benefit) provision for income taxes of $(18.2) million and $1.3 million for years ended December 31, 2005 and 2004, respectively. The effective income tax rates were (53.6)% and 5.2% for the years ended December 31, 2005 and 2004, respectively. The effective tax rate differs from the

Management’s discussion and analysis of financial condition and results of operations statutory U.S. federal income tax rate of 35% primarily due to the utilization of net operating losses that were previously subject to a valuation allowance and lower tax rates in foreign jurisdictions for year ended December 31, 2004, and, for the year ended December 31, 2005, primarily due to an income tax benefit from the release of the valuation allowance.

We had provided a valuation allowance of $93.8 million as of December 31, 2004 on 100% of our net deferred tax assets as it had been determined that it was more likely than not that the deferred tax assets would not be realized. As previously disclosed, we continually assess our valuation allowance related to the deferred tax assets. During 2005, we released the valuation allowance related to substantially all U.S. federal and state deferred tax assets and certain foreign deferred tax assets. For the remaining deferred tax assets we intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

Although we have determined that a valuation allowance is no longer required with respect to the U.S. federal deferred tax asset, recovery is dependent on achieving our forecast of future operating income over a protracted period of time. As of December 31, 2005, we would require approximately $124 million in cumulative future operating income to be generated at various times over approximately the next seventeen years to realize the net deferred tax assets. We will review the forecast in relation to actual results and expected trends on an ongoing basis. Failure to achieve our operating income targets may change our assessment regarding the recoverability of our net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of the deferred tax assets. Any increase in a valuation allowance would result in additional tax expense and could have a significant impact on our earnings in future periods.

Additionally, under the provisions of SFAS No. 109, “Accounting for Income Taxes”, and related interpretations, future period reductions to the valuation allowance related to Scala’s deferred tax assets that existed as of the date of acquisition of Scala are first credited against goodwill, then to the other identifiable intangible assets existing at the date of acquisition, and then, once these assets have been reduced to zero, credited to the income tax provision.

We are currently under examination in various locations including the Netherlands, United Kingdom, and Hungary. We do not believe that the outcome of these matters will have a material adverse effect on our consolidated financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes our cash and cash equivalents, working capital and cash flows as of December 31, 2006 and 2005 and long-term debt (in millions):

	2006	2005
Cash and cash equivalents	$70.2	$49.8
Working capital	53.7	23.9
Net cash provided by operating activities	46.8	37.7
Net cash (used in) investing activities	(4.6)	(131.7)
Net cash (used in) provided by financing activities	(22.1)	92.2
Long-term debt, less current portion	98.3	124.6

As of December 31, 2006, our principal sources of liquidity included cash and cash equivalents of $70.2 million and unused borrowing capacity of $99.8 million under our senior revolving credit facility. Our

Management’s discussion and analysis of financial condition and results of operations operations provided $46.8 million in cash during the year ended December 31, 2006. As of December 31, 2006, we had $1.7 million in cash obligations for severance costs, lease terminations and other costs related to our restructurings. These obligations are expected to be paid through August 2009 and we believe these obligations will be funded from existing cash reserves and cash generated from continuing operations. Our working capital excluding deferred revenue is $117.4 million. We believe this is a relevant measurement of working capital as deferred revenue is an obligation for services not cash. The cost of providing these services is generally fixed in nature and ranges from 21% to 24% of the related revenues.

Our days sales outstanding (DSO) for the last two years are set forth in the following tables:

Quarter Ended:	2005
March 31	61
June 30	55
September 30	59
December 31	76

Quarter Ended:	2006
March 31	70
June 30	62
September 30	69
December 31	74

The increase in DSO for the quarter ended December 31, 2005 was primarily the result of the acquisition of CRS in December 2005 combined with strong sales and large dollar accounts, the majority of which occurred in the third month of the quarter. For the quarter ended December 31, 2006, our DSO’s increased over September 30, 2006 due primarily to seasonally strong sales in December 2006 as well as the timing of maintenance billings to customers, causing an increase in accounts receivable without corresponding revenue. DSO’s increased year over year due to the inclusion of CRS.

Our principal investing activities for the year ended December 31, 2006 included the sale of short-term investments of $3.3 million, capital expenditures of $5.6 million and $2.3 million paid related to acquisitions.

Financing activities for the year ended December 31, 2006 included $147.5 million in payments on long-term debt, $122.0 million in proceeds on our long-term debt and $1.5 million in debt issuance fees. Cash provided by financing activities included proceeds from the issuance of stock under the employee stock purchase plan of $1.1 million and proceeds from the exercise of employee stock options in the amount of $2.2 million.

On March 30, 2006, we entered into a credit agreement with several financial institutions (the 2006 credit facility), which provides for revolving loans of up to $100 million and a term loan facility of up to $100 million. At the time of closing of this facility, and as of March 31, 2006, we had $22 million of revolving loan borrowings and $100 million of term loan borrowings, the proceeds from which were used to finance the applicable facility fees and to pay off the balance of our then previous credit facility, which was terminated at our election effective March 31, 2006. We used funds generated from operations to make discretionary principal payments against the revolver in the amounts of $5 million in April 2006, $6.7 million in July 2006, and $10.3 million in October 2006. The October 2006 payment

Management’s discussion and analysis of financial condition and results of operations paid off the revolver. We also used funds generated from operations to make mandatory $250,000 principal payments in June, September, and December 2006. As a result of these payments, the outstanding balance of the 2006 credit facility was $99.3 million as of December 31, 2006. As of December 31, 2006, we were in compliance with all covenants included in the 2006 credit facility. In connection with the credit facility, we agreed to certain financial covenants including maintaining minimum cash balances of $20 million. See Note 6 of Notes to Consolidated Financial Statements for further discussion of the credit facility and related covenants.

Our significant contractual obligations or commercial commitments consist of our operating and capital leases for office facilities and equipment, long-term debt and purchase obligations. As of December 31, 2006, future payments related to contractual obligations and commercial commitments are as follows:

	Payments Due by Period (in thousands)
	1 Year and Less	2-3 Years	4-5 Years	Thereafter	Total
Operating and Capital Lease Obligations, Net of Sublease Income	$10,685	$17,601	$11,768	$11,546	$51,600
Long-term Debt	1,000	2,000	2,000	94,250	99,250
Estimated Interest Payments	7,900	15,560	15,240	1,885	40,585
Purchase Obligations	9,120	3,500	—	—	12,620

Total Contractual Obligations	$28,705	$38,661	$29,008	$107,681	$204,055

We believe that our existing cash balances and funds expected to be generated from future operations will be sufficient to satisfy these contractual obligations and commercial commitments and that the ultimate payments associated with these commitments will not have a material adverse impact on our liquidity position.

We are dependent upon our ability to generate cash flows from license fees and other operating revenues, providing services to our customers and through collection of our accounts receivable to maintain current liquidity levels. If we are not successful in achieving targeted revenues and expenses or positive cash flows from operations, we may be required to take further cost-cutting measures and restructuring actions or seek alternative sources of funding. Alternative sources of funding may not be available on terms favorable to us or at all, in which case, our business, financial condition or results of operations may be adversely affected.

We reported net income for the year ended December 31, 2006 of $23.8 million. Considering current cash reserves, and other existing sources of liquidity, including our revolving credit facility, management believes that we will have sufficient sources of financing to continue our operations through at least the next twelve months. However, we may require additional sources of liquidity to fund any future acquisitions and our future growth. There can be no assurance that we will not seek to raise additional capital through the incurrence of debt or issuance of equity securities in the future.

Foreign Currency Risk

We have several operations in foreign locations around the world. These locations are as follows: Asia, Australia, New Zealand, Europe, Middle East, North America and Mexico. We have significant international operations in Eastern and Central Europe, Russia and China.

Management’s discussion and analysis of financial condition and results of operations

Our operations on a combined basis include development centers in Mexico and Russia that incur expenses in foreign currencies, as well as operating offices in the above mentioned locations that incur revenue and expenses in various foreign currencies. Revenues and expenses denominated in currencies other than the U.S. dollar expose us to foreign currency market risk. Unfavorable movements in foreign currency exchange rates between the U.S. dollar and other foreign currencies may have an adverse impact on our operations. These foreign currency market movements could create a foreign currency gain or loss that could be realized or unrealized for us. Our Board of Directors has approved a foreign currency risk policy that allows us to enter into forward contracts and purchase option agreements to hedge foreign currency risks. We have an on going program to evaluate our foreign currency risk and to minimize these risks whenever possible through leading and lagging accounts payables and accounts receivables, centralized cash management and other forms of natural hedging. We also use forward contracts or purchased options to hedge some of our foreign currency transaction exposure. Gains and losses resulting from these transactions are included in other income and expense. As of December 31, 2006, we had no open forward contracts or purchase options.

Off-Balance Sheet Arrangements

Through December 31, 2006, we have not entered into any off-balance sheet arrangements or transactions with unconsolidated entities or other persons.

Business

INTRODUCTION

We design, develop, market and support enterprise application software solutions for use by mid-sized companies, as well as the divisions and subsidiaries of larger corporations worldwide and emerging enterprises, which generally consist of companies with annual revenues under $25 million. Our business solutions are primarily focused on companies or divisions between $10 million and $1 billion in annual revenues. Epicor’s solutions are designed to help companies focus on their customers, suppliers, partners, and employees, through enterprise-wide management of resources and information. This collaborative focus distinguishes us from conventional enterprise resource planning (ERP) vendors, whose primary focus is improving internal business processes and efficiencies. We believe that by automating and integrating information and critical business processes across their entire value chain, enterprises can improve not just their bottom line, but also their top line, allowing them to compete more effectively in today’s increasingly global economy.

Our products include back office applications for manufacturing, supply chain, distribution, retail and financial accounting, as well as front office customer relationship management (CRM) applications for sales, marketing and customer service and support. Epicor also provides industry-specific solutions to a range of vertical markets including financial services, professional services, industrial machinery, automotive, hospitality and specialty retail. Epicor’s solutions also focus on the need for increased supply chain visibility and transparency and offer e-commerce and collaborative portal capabilities that allow companies to further extend beyond the traditional “four walls” of their enterprise, and further integrate their operations with those of their customers, suppliers and partners.

Our products are increasingly developed on and use a service-oriented architecture (SOA), which can help manufacturers, distributors, retailers and services organizations to more quickly and efficiently respond to changing business requirements and practices. SOA is a modular, standards-based approach to software development and its deployment is designed to provide a more agile and adaptable application foundation, which can help companies more effectively align their IT resources and enterprise software with their overall business objectives.

We offer solutions targeted to the following industries:

Manufacturing—Epicor’s manufacturing solutions provide integrated ERP solutions for discrete manufacturers. Our solutions are designed to meet the challenges of today’s agile manufacturing environment typified by short product lifecycles, continual process improvement, mass customization and lean manufacturing initiatives. Our products have been designed for specific types of manufacturers – from a small job shop to a large manufacturer. The key industries on which Epicor focuses its manufacturing solutions include metal fabrication, industrial machinery, automotive, electronics, consumer goods and aerospace.

Distribution—Epicor’s distribution solutions are designed to meet the expanding requirement to support a demand-driven supply network (DDSN) by increasing focus on the customer and providing a more seamless order to shipment cycle, as well as inventory and warehouse management, sales and order processing (S&OP), financials, CRM, and planning and forecasting solutions. Our distribution solution automates customer acquisition and order management to warehouse fulfillment, accounting and customer service. The distribution suite offers an end-to-end solution set tailored for wholesale distributors including third party logistics providers.

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Services—Epicor’s solution for services companies is focused on delivering a complete, end-to-end enterprise solution designed to meet the critical business requirements of mid-sized to larger distributed service organizations. Epicor’s enterprise service automation (ESA) solution provides service organizations with the tools to improve staff utilization, maximize billing and revenue recognition, optimize resources and increase cash flow. The services suite includes opportunity and bid management, CRM, resource management, and engagement management, project accounting, portfolio and performance management, and collaborative commerce applications tailored for specific industries including financial services, audit and accountancy, architectural, engineering and construction, commercial research, not-for-profit organizations, software and computer services, professional services and management consulting.

Retail and Hospitality—Epicor provides solutions tailored for the retail, hospitality, and entertainment industries. Our retail solutions can support both smaller, single PC-based point-of-sale (POS) retail outlet scenarios, as well as larger scale, distributed POS environments in specialty, general merchandise retailing and large specialty store chains that require more comprehensive POS, loyalty management and merchandising capabilities. Epicor provides both “best-of-breed” retail solutions for large Tier-One retailers, as well as complete “post-to-host” solutions which can integrate all elements of the retail supply chain from the store register through to the enterprise merchandising, planning, selling and financial applications. Our hospitality solutions, designed for food service, hotel, sports and recreation, and other entertainment companies, can manage and streamline virtually every aspect of a hospitality organization—from point-of-sale or property management system integration, to cash and sales management, food costing, core financials, and business intelligence—all within a single solution.

Beyond the targeted enterprise-wide solutions mentioned above, Epicor also offers the following point solutions:

Supply Chain Management—Epicor’s supply chain management solutions enable companies to extend and optimize their enterprises and more effectively collaborate with their customers, suppliers and partners. From business-to-business e-commerce applications to advanced planning and scheduling to warehouse management, forecasting and fulfillment, Epicor offers solutions that can improve operational performance, while strengthening relationships across the supply chain to increase customer value.

Supplier Relationship Management (SRM)—Epicor’s supplier relationship management solutions include applications for strategic sourcing, procurement, and spend analytics. These solutions are designed to enable an organization to reduce costs by driving inefficiencies out of the procurement process. They provide a complete Web-based, buy-side commerce solution that can be rapidly deployed standalone or as part of an integrated enterprise solution.

Customer Relationship Management (CRM)—Epicor’s award-winning customer relationship management solution is designed to enable small and midsize enterprises to manage their entire customer lifecycle. Epicor’s collaborative CRM solution enables businesses to gather, organize, track and share prospect, customer, competitor and product information, to boost revenues and increase customer satisfaction.

Accounting and Finance—Epicor’s award-winning financial and accounting solutions provide a foundation for good fiscal governance and accurate financial performance, through a combination of core ledger, cash and asset management, deferred revenue accounting and contract renewal, and electronic payment facilities.

Our software products incorporate a significant number of features localized to address international market opportunities, including support for multiple languages, multiple currencies and accounting for global taxation methods.

Business

We offer consulting, training and support services to supplement the use of our software products by our customers. Midmarket companies require cost effective systems that have broad functionality, yet are rapidly implemented, easily adapted and highly configurable to their unique business requirements.

We were incorporated in Delaware in November 1987 under the name Platinum Holdings Corporation. In September 1992, we changed our name to Platinum Software Corporation. In April 1999, we changed our name to Epicor Software Corporation. We have ten active operating subsidiaries worldwide.

As part of our business strategy, we have pursued acquisitions to expand our customer base, global product offering and geographic footprint. The acquisitions of CRS Retail Technology Group, Inc. (CRS) in 2005, Scala Business Solutions N.V. (Scala) in 2004 and ROI Systems, Inc. (ROI) in 2003 are typical of this ongoing strategy.

On December 6, 2005, pursuant to a stock purchase agreement, we acquired approximately 96% of the outstanding capital stock of CRS Retail Technology Group, Inc. (CRS), a privately held company. We acquired the remaining 4% of the outstanding capital stock of CRS effective December 20, 2005. CRS is a provider of merchandising and point-of sale software solutions, hardware and services to the retail industry. We recorded the acquisition of CRS as a purchase in 2005 and the results of CRS’s operations are included in our consolidated statement of operations from the date of acquisition.

CRS designs, develops, markets and supports software, hardware, and services that assist general merchandise and specialty retail companies in increasing sales, improving customer service, and reducing operating costs. CRS applications leverage Microsoft® and Java technologies and have over 50,000 in-store systems installed in 32 countries and 10 languages. The CRS acquisition provides existing customers new, complementary product offerings and creates expanded opportunities in the hospitality and retail vertical, particularly in key international markets through increased marketing, improved sales execution, enhanced viability and worldwide sales and support infrastructure.

On June 18, 2004, Epicor acquired 22,570,851 ordinary shares of Scala Business Solutions N.V. (Scala), a publicly held software company headquartered in Amsterdam, the Netherlands, by means of an exchange offer made for all of the outstanding ordinary shares of Scala (the Exchange Offer). On July 8, 2004, Epicor acquired 1,096,048 shares of Scala during a subsequent offering period. The shareholders of Scala received 0.1795 newly issued shares of Epicor common stock and a cash payment of $1.8230 for each Scala ordinary share validly tendered during the initial and subsequent offering period. On July 12, 2004, Epicor purchased 27,452 additional Scala shares on Euronext for a price of $83,500. On August 9, 2005, we deposited the funds to “buy-out” the remaining 461,074 Scala shares not owned by Epicor. Therefore, as of this date we became the legal owner of all outstanding Scala shares. We recorded the acquisition of Scala as a purchase in 2004 and the results of Scala’s operations are included in our consolidated statement of operations from the date of acquisition.

Scala designs, develops, markets and supports collaborative enterprise resource planning (ERP) software (iScala) that is used by the small- and medium-size divisions and subsidiaries of large multinational corporations, as well as by independent stand-alone companies, in developed and emerging markets. Scala’s solutions are based on a Web services platform and utilize Microsoft® technologies. Scala’s software and services support local currencies and accounting regulations, are available in more than 30 languages, and are used by customers in over 140 countries. The Scala acquisition has given the Company a significantly expanded worldwide presence and synergistic product offerings.

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BACKGROUND

Epicor designs its products and services primarily for midmarket companies and the divisions and subsidiaries of Global 1000 enterprises, which generally consist of companies with annual revenues between $10 million and $1 billion, and emerging enterprises, which generally consist of rapidly growing businesses with annual revenues under $25 million. In the past, midmarket companies were underserved by smaller “best-of-breed” applications or traditional financial and ERP systems that had originally been designed for larger corporations. These large enterprise systems, though highly functional, were also extremely complex and expensive to purchase, install, integrate and maintain.

Further, the complexity of the infrastructure and ongoing maintenance to support these systems often required a centralized deployment model. This limited access to critical data to the organization’s information technology (IT) department, which then limited timely availability of information to decision makers, managers and key employees. Moreover, these mostly proprietary systems provided little flexibility or adaptability to the constantly evolving requirements of midmarket companies.

Beginning in the early 1990s, as Global 1000 companies aggressively invested in information technology to help them streamline and integrate disparate business processes, they created a tremendous demand in their operating subsidiaries and the small to mid-size enterprise (SME) market for enterprise-wide software applications that integrated business processes and information. Initially, only larger organizations had the technological expertise, budget and ability to support the lengthy implementations typified by the early solutions.

While SMEs understood the business value of enterprise applications, they lacked the extensive resources required to implement and support such first-generation solutions. In their quest to boost productivity and profits as well as gain a competitive advantage, mid-sized companies have increasingly turned to integrated application software to automate and link their business processes. We believe that due to the midmarket’s unique business constraints of limited budgets and rapid implementation timeframes, “best-of-breed” solutions and after-market application integrations were far too complex and costly to be an effective enterprise solution.

As a group, mid-sized companies face tremendous global competitive pressures as they compete for business against larger corporations, other mid-sized competitors and smaller start-ups. They generally understand the need to remain close to their customers and suppliers, and to make the most effective use of relatively limited resources. Mid-sized companies frequently demand a quick return on technology investments and require that solutions be affordable not only to acquire and implement, but also to maintain and support throughout their entire operational life span.

With respect to technology, in Epicor’s experience mid-sized companies are practical consumers, typically selecting affordable, proven solutions. The last decade’s dramatic decrease in information technology costs, coupled with a simultaneous increase in computing power, has made key new technologies accessible to this cost-conscious market. Microsoft Corporation took advantage of increased computing capabilities to develop Microsoft BackOffice® (now the Microsoft Windows Server family), a robust network operating system and scaleable relational database that provides smaller businesses with a sophisticated technology infrastructure previously accessible only to Global 1000 corporations. Microsoft has quickly become the fastest growing technology platform, attracting midmarket companies with its features, familiarity and ease-of-use.

The recent development of more cost-effective, adaptable and agile infrastructures, such as the emergence of service-oriented architecture (SOA) and technologies like Microsoft .NET and Web services is also

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driving increased investment by mid-sized companies in enterprise applications. Unlike monolithic, tightly-coupled systems of the past, SOA and Web services provide the ability to create highly functional applications through the assembly or collection of loosely-coupled, self-describing business services. This standards-based design approach provides a secure, scalable, unified design framework that allows both developers and information workers to more easily access, combine and reuse software application functionality. With an SOA, businesses have the ability to more easily and efficiently align their information systems and technology resources, allowing them the ability to respond more quickly to continually changing business requirements.

Epicor’s early adoption of Microsoft .NET and Web services technology allows its product offerings, development and services to leverage the benefits of a SOA and provide growing mid-sized businesses with increased flexibility, inter-operability and cross-platform capability. These capabilities are extremely important as the market for Enterprise Applications continues to grow worldwide.

According to a December 6, 2006 AMR Research report titled “The Enterprise Applications Global Forecast, 2005-2010,”: “the market for traditional enterprise application software is seeing its healthiest growth in years. The steady 8% growth through 2010 will be driven by new customers, consolidation projects, add-on applications across a much wider set of vertical industries, company sizes, and geographic markets.” AMR Research also released the “Enterprise Resource Planning Spending Report, 2006-2007” in October 2006, which found “CIOs from the U.S. companies surveyed expect an average ERP budget increase of 12.3% in 2007.”

INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

Epicor’s reportable operating segments include license fees, consulting, maintenance and other. For the purposes of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” a breakout of our sales by segment is provided in Note 14 of the Notes to Consolidated Financial Statements beginning on page F-1 of this prospectus supplement. A summary of our sales by geographic region is incorporated herein by reference to Note 14 of the Notes to Consolidated Financial Statements beginning on page F-1 of this prospectus supplement.

TECHNOLOGY STRATEGY

Our technology strategy is to develop leading enterprise software applications using industry-standard tools where possible, and to take advantage of leading third-party, industry-standard technologies for database management systems, operating systems, user interfaces, infrastructure and connectivity (including Internet, intranet and extranet access). As we continue to deliver enterprise application solutions, we are increasingly focused on leveraging new technology platforms and standards, like Web services, which support the integration of computing and communication paradigms as one across multiple devices. For businesses to compete in today’s increasingly real-time world, they need to adopt an infrastructure that can integrate the Internet, wireless, mobile, voice response, and personal digital assistants (PDA) to support business “anytime, anywhere.” Computing architectures like Microsoft .NET allow Epicor enterprise solutions to continue to transition to service-oriented architectures (SOA), and support commerce in a distributed computing world.

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We will continue to focus on leveraging emerging and industry-standard technologies to provide rapid return on investment and lower overall total cost of ownership for our customers. Today, our core product architecture incorporates the following:

Architecture and Web Services

We are increasingly using Web services to enable our solutions to be integrated with other applications more easily and to support the increased need for collaboration in today’s Internet-based world. Web services are self-describing software components that allow the creation of applications that can be programmed and published over the Web. Since Web services are portable and interoperable and because they are not vendor specific, they are rapidly becoming a standard for integrating disparate systems and applications. Epicor has standardized its Web services development on the Microsoft .NET Framework. Our Clientele CRM.NET, CRS RetailStore, Epicor for Service Enterprises, iScala, Vantage, and Vista product suites have been architected for Web services. The Epicor Enterprise, iScala, Vantage and Vista suites further leverage Web services to more easily integrate and securely share information throughout the enterprise and with customers and suppliers.

Open Database Technology

We utilize open database technology to provide extremely flexible, integrated, enterprise business applications. This open database orientation is based on widely accepted database management systems. Our Clientele, CRS, Enterprise, Epicor for Service Enterprises, iScala, Vantage and Vista product suites use the Microsoft SQL Server relational database management system (RDBMS). We have focused the development of our Enterprise and iScala product lines using Microsoft’s industry-standard SQL language as the fundamental database access methodology for both transaction processing and analytics. Vantage and Vista are designed for either the Microsoft SQL Server platform or Progress Software Corporation’s Progress RDBMS. Our Clientele suite leverages both the Microsoft Access and Microsoft SQL Server databases. Our Avanté, CRS Merchandising and Manage 2000 products leverage open database technology from IBM Corporation. We have chosen these open databases in order to maximize the throughput of our customers’ transactions, to provide realistic models of business data and to maximize price performance under the budget and resource constraints typical of our primary market sector.

Advanced Networking/Connectivity

Our products are designed to operate on local area networks (LAN), wide area networks (WAN), the Internet (including intranets and extranets) as well as through mobile and remote dial-up connections. We support popular industry-standard networking protocols predominately TCP and HTTP. Our connectivity and networking support offers advanced features such as: (i) concurrent access to data and critical functions for all network users; (ii) a high degree of fault tolerance; (iii) high levels of security—including integration with Microsoft Active Directory; (iv) a wide range of options for configuring different users on the network; (v) remote access and data processing; and (vi) mobile computing.

Industry Standard User Interfaces

We have incorporated numerous features into our user interfaces to simplify the operation of and access to our products. All of our product lines incorporate the popular Microsoft Windows graphical user interface (GUI). Our GUI tools include industry-standard field controls, pull-down menus, tool bars and tab menus that facilitate the use of the software. Our products incorporate many of the latest and most advanced GUI features such as process wizards, cue cards, advanced on-line help and on-line

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documentation. As the model for distributed computing continues to evolve through the advent of Internet technologies, we offer additional client deployment models, including thin-client, smart-client, browser-based and mobile client access.

Powerful Application Development Tools

We provide comprehensive application development, extension and customization capabilities for our Enterprise, Epicor for Service Enterprises, iScala, Clientele, Avanté, Manage 2000, Vantage, and Vista product lines. To accomplish this, we provide extensive, integrated application development environments for these product lines. These customization tools deliver a complete development environment, enabling a user to make changes ranging from a simple field name change to building an integrated custom application. Although a high degree of customization is supported, we attempt to minimize customization to our products through verticalization, integral business process management, workflow, high functionality and focus on industry best practices.

Technical Architecture Strategy

Our technology direction currently embraces the Microsoft.NET Framework for XML-based Web services, networking architecture, and graphical user interface components. Through .NET, we provide comprehensive support for Web services deployment and Enterprise Application Integration (EAI). With .NET and the XML standard for data exchange, Epicor provides increased access to information both within and between organizations—no matter where their offices or employees are located. This technology strategy can enable our development teams to leverage Microsoft technology, while allowing each product family to continue to utilize the individual databases and development tools appropriate to the requirements of each product’s target market. As a Microsoft Gold Certified Partner and an early adopter of .NET platform, and most recently Windows Vista, Epicor is able to leverage its expertise with Microsoft technology to benefit their customers worldwide.

INDUSTRY STRATEGY

Epicor for Your Industry provides focused solutions, services and application extensions designed specifically for the unique requirements of target industry sectors and vertical markets. Historically, large enterprise application vendors have created vertical industry applications and practices designed for the Global 1000, in industries such as automotive, retail, government and healthcare. However, for midmarket companies in these industries, these vertical offerings are often too expensive and overly complex for their requirements. More importantly, many midmarket companies are not necessarily part of a traditional vertical market, but rather have specific processes, best practices and highly specialized functionality that are critical to their success.

Epicor for Your Industry solutions enable customers to leverage not only a solution tailored to the unique needs of their market, but also focused industry expertise through our professional services organization. Epicor for Your Industry solutions are additionally complemented by strategic relationships with key partners to provide product extensions and domain expertise as part of an integrated, end-to-end solution. Customers can benefit through solutions that are easier to implement, easier to use and require less customization than a horizontal solution.

Epicor for Your Industry includes Epicor for Service Enterprises, a Microsoft .NET Web services-based enterprise service automation (ESA) solution for the global midmarket. Epicor for Service Enterprises is designed expressly for midmarket service organizations to streamline business processes, empower them

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to expand their value chain, grow revenue and drive efficiency benefits to the bottom line. Whether it is a professional services organization (PSO), embedded service organization (ESO), global development organization (R&D), or software and computer services business, we believe that Epicor for Service Enterprises provides a comprehensive ESA solution that is designed to offer strategic value with a quick return on investment.

Epicor for Your Industry includes Epicor for Service Enterprises, a Microsoft .NET Web services-based enterprise service automation (ESA) solution for the global midmarket. Epicor for Service Enterprises is designed expressly for midmarket service organizations to streamline business processes, empower them to expand their value chain, grow revenue and drive efficiency benefits to the bottom line. For professional services organizations (PSOs), embedded service organizations (ESOs), or internal services organizations (ISOs), we believe that Epicor for Service Enterprises provides a comprehensive ESA solution that offers strategic value with a quick return on investment. Epicor for Service Enterprises offers packaged vertical options for the professional services industry in areas such as audit and accountancy; architecture, engineering, and construction; software and computer services; and marketing, advertising and communications.

PRODUCTS

We design, develop, market and support enterprise software applications that provide midmarket organizations and divisions of Global 1000 companies with industry specific, highly functional, technically advanced business solutions. Our products are aligned according to the markets that they serve—Distribution and Services (Enterprise), Industrial (iScala), Manufacturing and Supply Chain (Avanté, Manage 2000, Vantage, Vista), Retail (CRS), and Customer Relationship Management (Clientele).

Distribution and Services—Epicor Enterprise

Epicor Enterprise (incorporates products formerly named e by Epicor, Platinum ERA and Clientele), an integrated, customer-centric suite of client/server and Web-based ERP software applications, is designed to meet the unique business needs of midsized companies worldwide (including divisions and subsidiaries of larger corporations). Epicor Enterprise is typically targeted to either distribution or service-based businesses with revenues between $25 million and $1 billion annually. These organizations require the functional depth and sophistication of traditional high-end enterprise business applications, but desire a rapid and cost-effective product implementation.

Epicor Enterprise is optimized for use with the Microsoft Windows operating system and the Microsoft SQL Server relational database. Epicor Enterprise leverages XML Web services to enable more robust integration with other applications within and external to the enterprise. In addition to the availability of XML Web services, Epicor Enterprise supports various industry standard technologies, including Microsoft Message Queue Services (MSMQ), Transaction Services and COM+ architecture, which along with XML documents, improve componentization and support reliable message-based integration between applications and distributed servers. Microsoft Visual Basic for Applications (VBA) is also included to enhance client customization and to facilitate integration with third party applications. In addition, the Financials Suite and Supply Chain Management (SCM) Suite utilizes a 32-bit client that has been optimized for the Microsoft SQL Server database (running in either 32-bit or native 64-bit mode) in order to leverage the capabilities of the client/server model of computing. This implementation results in a substantial reduction in network traffic as compared to other client/server approaches and provides scaleable high performance. Project Suite was developed in the Company’s Internet Component Environment (ICE), a service-oriented architecture (SOA) built with Microsoft .NET and Web service

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technology. ICE is also available to customers to create customizations and extensions using ubiquitous tools like Visual Studio .NET.

Epicor Enterprise includes the following application suites: CRM Suite, Financials Suite, Supply Chain Management Suite, Portal Suite, Business Intelligence Suite, Project Suite, Payroll/Human Resources, and industry-specific solutions delivered for a variety of markets.

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CRM Suite (Sales Force Automation, Marketing Automation, Customer Service and Support, IT Service Management) provides integrated customer relationship management capabilities that are tightly integrated with the Financials Suite and SCM Suite. This integrated approach to CRM enables companies to have a 360-degree view of their customer relationships. The CRM Suite is the integrated version of our Clientele product suite and includes Sales and Marketing, Support and IT Service Management Sales and Marketing empowering organizations to focus on the right opportunities while providing access to timely information. Sales and Marketing provides contact, lead, opportunity and account management in one package. Support manages the support requirements of an organization’s external customers and provides call management, product tracking, RMA tracking, call queuing/follow-up and problem resolution. IT Service Management provides detailed call tracking, asset/knowledge management, service level management, change management, incident and problem management scheduled maintenance and user profile tracking and management and supports the information technology information library (ITIL) standard.

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Financials Suite (General Ledger and Financial Reporting, Accounts Receivable, Credit and Collections, LockBox, Accounts Payable, Electronic Funds Transfer, Cash Management, Automated AP Matching, and Asset Management) comprises an integrated accounting solution that enables a company to automate the financial aspects of their business. Presently the following back office financial applications are generally available in version 7.3.6: System Manager, General Ledger, Average Daily Balances, Accounts Receivable, Accounts Payable, Cash Management, Multi-Currency Manager, Asset Management, Import Manager, Credit and Collections, LockBox, Electronic Funds Transfer (EFT), Advanced Allocations, Automated AP Matching, and Customization Workbench.

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Supply Chain Management Suite (Distribution, Procurement, Sourcing, Storefront, Warehouse Management, Assembly) is a comprehensive solution designed to improve the efficiency and responsiveness of a company’s operations. It enables companies to effectively manage their distribution operations, including purchasing, quality control, inventory, logistics and the order management cycle. The customer-centric focus of Epicor Enterprise enables companies to respond quickly to customer demands and improve customer service. The integration of Financials Suite and SCM Suite with the rest of the Epicor Enterprise products ensures that a company’s entire enterprise is synchronized—from the customer to the warehouse to the supplier. Presently the following distribution applications are generally available in version 7.3.6: Sales Order Processing, Inventory Management, Purchasing, Distribution, Assembly, Royalties, Promotions and Rebates.

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Supply Chain Execution (Warehouse Management System and Data Collection Suite), extends the distribution functionality for the SCM Suite to supply chain execution processes. These applications are tightly integrated with SCM Suite so that information is available in real-time. Data Collection Suite (DCS) provides wireless shop floor data collection, radio frequency identification (RFID) and the use of bar code technology to track inventory from the time it enters a facility until it is shipped to a customer, and additional warehouse management capabilities. Warehouse Management System (WMS) enables a company to streamline order fulfillment, closely track inventory, manage third party logistics (3PL) and prioritize resources on the shop floor.

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Supply Chain Management (SCM) Suite also includes the Supplier Relationship Management (SRM) Suite which consists of Sourcing, Procurement and Spend Analysis. Sourcing provides a comprehensive solution for strategic control of sourcing, purchasing and selling activities from complex auctioning

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and dynamic pricing to optimizing trading partners, terms, goods and services. Sourcing provides a highly configurable framework with the flexibility to rapidly deploy collaborative RFP/RFI/RFQ (RFx) and comprehensive forward and reverse auction capabilities. Sourcing is designed to streamline manual procurement processes to rapidly locate, source, and transact with qualified suppliers and eliminate the inefficiencies in the procurement process for direct, indirect and spot purchasing. Procurement enables the streamlined integration of the entire procurement process. It provides employee-direct requisitioning and purchasing, catalog management, supplier management and policy enforcement. This integrated e-commerce application enables organizations to gain and improve control of operational resources by leveraging the Internet to connect large populations of frontline employees, management and suppliers. Procurement provides a complete planning, execution and analysis system, designed to reduce costs, increase agility, and perform predictably. Procurement facilitates a true trading network, allowing buyers and suppliers to maintain control over their trading relationships and provides a virtual bridge between buyers and suppliers. Procurement also includes an integrated budget and commitment tracking feature that gives requisitioners and approvers a comprehensive view of their commitments inside and outside of procurement relative to approved budgets.

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Storefront enables Epicor’s customers to sell products and services over the Web, providing consumers and trading partners a convenient, 24/7 order entry mechanism for making purchases. By supporting both B2B and B2C activity, Storefront is a versatile engine that can handle many requirements of a company. Through Storefront companies can rapidly and cost effectively introduce new products, enter new markets, or simply provide electronic access to a catalog of standard products, which can free up salespeople to focus on more complex transactions. The business data entered over the Internet is captured and used by the other Epicor applications.

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Project Suite, a component of the Epicor for Service Enterprises industry solution, offers comprehensive project and portfolio management and delivery management capabilities to support the planning and execution of service engagements. Engagements can be structured through user-definable work breakdown structures and an organization-wide resource service can be called upon as needed to match the right personnel to the right task at the right time—anywhere across the enterprise. Project Suite leverages XML technologies to support bidirectional integration to Microsoft Enterprise Project Management (EPM) as part of an end-to-end project management solution. The Project Suite includes Resource Management, Engagement Management, Project Accounting, Contract Management and Performance Management.

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Portal Suite is a Web-based enterprise information portal (EIP), offering a self-service solution designed to help customers, suppliers and employees access relevant information from both within the enterprise (such as account information and support activities) and from external sources (industry information, news feeds, weather, etc). Portal Suite consists of a Portal framework based on Microsoft SharePoint products and technologies, which is enriched by role-based access and content-specific information packs (e.g. customer content, supplier content and employee content). Portal Suite provides a gateway to the information users require to carry out their jobs more effectively and assist them with decision support. Portal Suite makes use of the popular SharePoint personalization paradigm to allow each user’s experience to be tailored and filtered to their specific function or role to minimize “information overload.”

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Epicor Enterprise also includes several tools that help customers maintain, audit, and extend their Epicor system, and reduce total cost of ownership. These tools are Service Connect, DBAudit, Customization Workbench, Import Manager, and Epicor Integration Hub. Epicor Service Connect enables collaboration between applications, suppliers and customers. DBAudit provides the ability to detect database changes and report on who made the addition, modification, and/or deletion and when. Customization Workbench provides a toolset for creating custom forms, database objects, and logic to meet specialized customer requirements. Import Manager and Epicor Integration Hub provide

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the ability to exchange data between Epicor Enterprise and other systems via SQL and XML while adhering to the data validation and business rules defined in Epicor Enterprise.

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Business Intelligence Suite is an integrated decision support suite offering a complete set of tools that allows a company to strategically analyze the data available throughout Epicor Enterprise. Business Intelligence Suite comprises the following components: DecisionStore (data warehousing), Explorer AI (OLAP visualization and packaged key performance indicators that drive strategic insights), Active Planner (active, continuous planning and forecasting, and enterprise performance management), Microsoft FRx (financial reporting), transaction reporting, ad hoc queries, and agents/alerts.

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UltiPro Workforce Management (a Payroll/HRMS solution offered via a reseller relationship with Ultimate Software) provides a complete workforce management solution. This solution is designed to allow a company to streamline human resource and payroll processes, report on and analyze key business metrics, and provide Web-based self-service to empower its employees. Business intelligence tools, such as UltiPro Workforce Management, enable strategic analysis of key business trends for better planning and informed decision-making. Ultimate Software’s UltiPro Workforce Management solution is available as a common component with the following Epicor product families: Epicor Enterprise, Vantage, and Avanté.

Industrial—iScala

iScala is an integrated ERP, CRM and SCM solution targeting the divisions and subsidiaries of Global 1000 corporations and large local and regional companies worldwide. iScala’s collaborative functionality, country-specific localizations and multi-language capabilities are designed to support global, multi-company deployments with significant cross-border trading requirements. iScala is targeted to meet the unique needs of companies in industry segments including: Pharmaceutical, Industrial Machinery, Light Engineering, Automotive Components, Consumer Packaged Goods and Hospitality.

iScala enables Global 1000 enterprises to standardize their plants and operating divisions on a single system, while supporting country specific localizations and languages at each site. This allows a corporate headquarters consistent visibility of plant information and operations, as well as supporting the implementation of consistent procedures, practices and controls worldwide.

iScala is optimized for use with the Microsoft Windows 2000/2003 operating system and the Microsoft SQL Server 2000 relational database. iScala leverages XML Web services to enable integration with other applications within and external to the enterprise. In addition to the availability of XML Web services, iScala supports various industry standard technologies, including Microsoft Message Queue Services (MSMQ), Transaction Services and COM+ architecture, which along with XML documents, improve componentization and support reliable message-based integration between applications and distributed servers.

iScala can be configured as an Enterprise Server version targeted at multi-site operations or as a Business Server version targeted at single-site operations. Each server version consists of the following optional suites and components: Financials (General Ledger, Sales Ledger, Purchase Ledger, Promissory Notes, Cash Flow Forecasting), Asset Management, Customer Relationship Management, Sales Order Management, Supply Chain Management (Material Management, Warehouse Management, Manufacturing), Contract Management, Project Management, Service Management and Payroll. In addition to these application components, Epicor Service Connect enables collaboration between applications, suppliers and customers, and the iScala Business Intelligence Server offers a suite of analytical and reporting tools designed to convert data into information that can be presented by the web, portals, Windows or Office 2003 documents.

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iScala’s global functionality and numerous country-specific localizations provide the ability to deliver a solution for over 140 countries with the local requirements for tax management, currency handling, language capabilities, statutory reporting, banking interfaces and asset depreciation rules.

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Local and distributed multi-company capabilities enable customers to manage complex business infrastructures. Multiple companies on a single server or on a server farm (multiple local servers), can be consolidated across differing charts of accounts and differing currencies, as well as inquiring or reporting across companies or sharing Accounts Receivable and Accounts Payable. Global calendar management enables the system to manage companies, customers, suppliers, engineers, warehouses and any other resources across multiple time-zones. Global Administration provides central IT staff with the ability to manage distributed iScala system assets anywhere in the world, as if they were local, including system updates, user roles and security, menu configuration and databases.

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iScala’s customization and personalization capabilities provide the ability to enhance the application through parameterized set-up, tailored documents, reports and user databases. Users may have their own customized menus, screens in their own language, as well as their own queries, reports and business intelligence analytics. Microsoft Visual Basic for Applications (VBA) is also included to enhance client customization and facilitate integration with third party applications.

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iScala’s implementation of Epicor Service Connect provides collaboration and integration between subsidiaries, and their corporate headquarters and to customers and suppliers to support integrated supply chain trading. Collaboration provides visibility through a web-based portal, transaction exchange and system-to-system connectivity. Workflow management is designed to maximize the automation of standard processes with events and alerts to handle exceptions.

Manufacturing and Supply Chain

Our manufacturing applications include Avanté, Manage 2000, Vantage, and Vista.

Vantage is an integrated ERP solution built on a service-oriented architecture (SOA) that meets the dynamic requirements of discrete mixed-mode manufacturers who have lean or ‘to-order’ manufacturing requirements and increasing distribution and fulfillment needs. Vantage handles many manufacturing philosophies simultaneously including make-to-order (MTO), configure-to-order (CTO), engineer-to-order (ETO), make-to-stock (MTS) and flow manufacturing. Vantage is designed as an easy-to-use, yet comprehensive solution that enables manufacturers to leverage their resources through its tools for customer relationship management, estimating, visual scheduling, job tracking and costing, as well as shop floor data collection. Vantage can manage enterprises from a single site, to multiple locations, to large global multi-company enterprises whose systems span multiple servers and databases across different geographies and languages.

Vantage is comprised of more than 25 integrated business modules and offers a complete solution, from front office functionality including sales force automation and customer support, to advanced planning and scheduling, supplier relationship management, advanced quality management, product lifecycle management and a complete e-business suite including customer, supplier and partner portals. Vantage provides strong scheduling and online information access capabilities. With its graphical scheduling tools and “what-if” simulation, Vantage enables users to create and execute realistic production schedules, based on the available resources, and react quickly and efficiently to schedule changes.

Vantage is comprised of groups of modules or suites that can be differently configured to comprehensively support a manufacturer’s or distributors unique business processes. Vantage 8.0 includes the following application suites: Customer Relationship Management, Sales Management,

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Customer Service Management, Product Data Management, Planning and Scheduling, Materials Management, Financial Management, eBusiness Suite and Business Performance Management.

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Customer Relationship Management (Contact Management, Marketing, Sales) is an integrated solution for controlling a company’s interaction with its customers and prospective customers, from building, executing and tracking campaigns through lead generation and opportunity development, configuring quotations and managing pipelines and forecasts. Through use of the Internet and Microsoft Office integration, Vantage CRM affords customers increased visibility and participation in the entire value chain process.

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Sales Management (Estimate and Quote Management, Order Management, Rebates) streamlines the sales process and assists in coordinating activities between sales, plant/warehouse operations, shipping and accounting. It facilitates more efficient management of inventory visibility, pricing, shipping, invoicing and commissions and provides tools to produce more accurate estimates, streamline the quote-to-cash cycle, and improve customer service.

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Customer Service Management (Support, Help Desk, Return Material Authorization, Field Service) provides a collaborative framework for streamlining service operations. It helps create a 360-degree view of a company’s customers to assist in the diagnosis and resolution of inquiries, cases, change requests and issues related to support or service contracts and service-level agreements.

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Product Data Management (Product Costing, Routings, Engineering Change and Revision Control, Product Configuration) serves as a central knowledge repository for process and product history. Its modules help promote integration, data exchange, increased control and communication across all constituents of the value chain (internal and external) that interact with the products.

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Planning and Scheduling (Forecasting and Master Production Scheduling, Material Requirements Planning, Scheduling, Advanced Planning & Scheduling, Project Management, Global Multi-Site Management) offers flexible planning and scheduling solutions to help global make-to-order, make-to-stock and mixed-mode manufacturers manage the complexity of their size and resources to improve response times and drive growth.

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Production Management (Job Management, Lean Manufacturing, Manufacturing Execution, Quality Assurance, Product Lifecycle Management, Advanced Quality Management, Data Collection and Hand-held, Advanced Bill of Materials, Document Management) includes modules and sophisticated technologies to help model best practices and empower shop floor personnel to make the decisions that can help to optimize production processes.

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Materials Management (Advanced Material Management, Inventory Management, Shipping/Receiving, Supplier Relationship Management, Purchase Management, Pack Out Management, Auto Label/RFID Print Control) helps increase supply chain visibility and remove non-value added processes. By synchronizing processes throughout its value chain, a company can improve its ability to meet customer demands, provide faster delivery and lower costs.

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Financial Management (Accounts Receivable, Accounts Payable, General Ledger, Currency Management, Payroll, Fixed Asset Management, Multi-National Management, FRx Financial Reporting, Active Planner Budgeting, Planning and Forecasting) provides manufacturers with a complete suite of modules to support the collection, monitoring and reporting of their financial information; maximizing visibility, increasing performance and improving cash flow. The FRx Financial Reporting and the Active Planner Budgeting, Planning and Forecasting modules are common component applications which are also available with the Company’s Enterprise and iScala products.

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eBusiness Suite (Customer Connect, Supplier Connect, Sales Connect, Mobile Connect, EDI) leverages the Internet with Web applications like Customer Storefront, to help keep global enterprises connected with their entire network of trading partners: anytime, anywhere.

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Business Performance Management (Business Intelligence, Portal, Information Worker, Service Connect, and Dashboard) provides reporting and analysis, real-time business activity monitoring (BAM) and workflow based on defined events, rules and/or established tolerances that can generate actions and alerts for transactions, metrics or processes. Vantage BPM enables increased collaboration, flow of information and better decision support between users, applications, suppliers and customers.

The Vantage Business Performance Suite includes the following common component applications which are also available with the Company’s Enterprise and iScala products:

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Information Worker (IW) increases productivity by enabling users to work more efficiently by incorporating line-of-business information within Microsoft Office. Using service-oriented principles and Microsoft .NET-based technologies, IW utilizes the Microsoft Office system to enhance the user experience and interaction with Epicor applications through familiar Office desktop productivity tools. With IW, users are able to synchronize Microsoft Office Outlook® contacts, appointments and tasks with Epicor applications and data, such as customer information, sales history, inventory levels and production schedules both online and offline.

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Portal Suite is a Web-based enterprise information portal (EIP), offering a self-service solution designed to help customers, suppliers and employees access relevant information from both within the enterprise (such as account information support activities) and from external sources (industry information, news feeds, weather, etc). Portal Suite consists of a Portal framework based on Microsoft SharePoint products and technologies, which is enriched by role-based access and content-specific information packs (e.g., customer content, supplier content and employee content).

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Service Connect is a business integration platform which functions as a central point for secure workflow orchestrations within Epicor Vantage as well as external connectivity to Epicor and non-Epicor applications. Business components, represented as Web services outside of the application, can be orchestrated within Service Connect to eliminate non-value added steps, increase efficiencies and speed up processes. Service Connect provides collaboration and integration between subsidiaries and their corporate headquarters, as well as to customers and suppliers, to support integrated supply chain trading.

Vantage is optimized for the rapid deployment, minimal support and price/performance requirements of midmarket manufacturers.

Vista is an enterprise software solution specifically designed for the needs of smaller job shops, emerging manufacturers, and the MTO departments of larger businesses that have less developed infrastructures, lower IT budgets, require a shorter deployment period and seek established, user-friendly products. Vista fully integrates over 20 business modules including: Customer Connect, EDI, Contact Management, Quotes, Orders, Shipping/Receiving, Jobs, Scheduling, Data Collection, Quality Assurance, Advanced Bill of Materials, Document Management, Inventory, Purchasing, Advanced Inventory Management, Purchasing RFQ, Accounts Receivable, Accounts Payable, General Ledger, Payroll, Currency Management and Dashboard.

Customer Relationship Management—Clientele

Clientele is an integrated customer relationship management solution designed to meet the needs of rapidly growing, small and mid-sized organizations. Clientele combines employee applications, such as opportunity management, with customer applications, such as Web-based order entry/inquiry, to provide companies and customers a true, up-to-the-minute picture of their relationship.

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Clientele CRM is comprised of Clientele Customer Support which provides call management, product tracking, RMA tracking, call queuing/follow-up and problem resolution and Clientele Sales and Marketing which provides contact, lead, opportunity and account management.

Clientele offers additional applications designed to extend the suite’s functionality, including Conductor, Connector and Epicor Portal. Conductor provides workflow routing and rules capabilities that allow any user to receive messages and tasks from the front office system. Connector enables remote sites and sales and support representatives in the field to connect to their master front office database and synchronize customer information, providing timely information whether the user is at headquarters, a remote site or on the road.

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Clientele CRM.NET suite is the first CRM application built completely on Microsoft’s .NET Platform. A smart client application, Clientele CRM.NET uses the Internet to interact with XML Web services, providing access to data according to specific business rules. Clientele CRM.NET leverages XML Web services to enable integration with other applications within and external to the enterprise.

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Clientele CRM.NET uses Microsoft Visual Studio .NET as its standard customization tool and can support extensions using any of the .NET-compatible programming languages. The enhanced customization model supports the development of new functionality by inheriting from existing forms and Web services templates. This allows custom enhancements and extensions to be isolated from source code, so future upgrades and migrations do not overwrite customizations.

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Clientele CRM.NET Suite includes Clientele Customer Support, Clientele Sales and Clientele Self-Service Portal which provides a browser-based user interface to support self-service to customers via the Internet. Epicor ITSM, a next generation Information Technology Infrastructure Library (ITIL) compliant help desk application is also built on the Clientele CRM.NET application framework.

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Clientele Self-Service Portal enables customers to submit support calls as well as check on the status of existing calls, view their detailed product information and returned merchandise authorizations, or drill down into the usage and adjustment details of their service agreements directly over the Web. The Clientele Self-Service Portal is a companion product for Clientele CRM.NET Suite.

The Clientele Suite also includes eMarketing, an e-mail marketing campaign manager and Advanced Surveys, a Web-based survey toolset (offered via a reseller relationship with Narragansett Technologies).

Retail—Epicor|CRS Retail Suite

The Epicor|CRS Retail Suite integrates retail management software, along with hardware and services, to provide a comprehensive solution for specialty and general merchandise retailers. Designed for integration and scalability, the Epicor|CRS Retail Suite can support a wide variety of retail enterprise requirements from the rapidly expanding regional retailer requiring point-of-sale (POS), store operations and merchandising, to the large, global retailer requiring central management, visibility and control over hundreds or thousands of stores and outlets. The Epicor|CRS Retail Suite can assist retailers in integrating their sales channels, order management, pricing, inventory, and resources to more effectively manage a real-time, multi-channel enterprise.

The Epicor|CRS Retail Suite is comprised of groups of modules that can be configured to support the retailer’s complete business process, providing an integrated “post-to-host” experience from point-of-sale, through the retail supply chain to the back office. The following applications are presently generally available in Epicor|CRS Retail Suite: RetailStore, RetailStore Office, RetailStore Central, MobileStore, ReturnsManagement, EnterpriseSelling, RetailCRM, LaborManagement, LossPrevention, SalesAudit, Merchandising, Learning Solutions and RetailConnect.

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RetailStore is a Microsoft .NET-based point-of-sale (POS) store system designed to assist store personnel to provide a better customer experience, and more effectively manage store operations. With a Web services-based Service-Oriented Architecture (SOA) as its foundation, CRS RetailStore supports a wide variety of hardware platforms, as well as providing increased integration and connectivity between stores, corporate systems and other sales channels to enable key transactional information to be shared as it occurs. RetailStore offers a flexible, easy-to-configure user interface to meet the unique requirements of a store, provide more timely information to the store associate, while ensuring transaction integrity, performance and security.

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MobileStore is designed to extend access to key store functionality and information beyond the cash register and manager workstation. Through wireless devices running the MobileStore application, store managers and sales associates can perform inventory control, item lookup, manager authorization, along with other key store functions, remotely. A complete store system includes store management, operations and reporting applications, in addition to point-of-sale. Store Operations are managed through RetailStore Office which provides the store manager the flexibility to work on inventory, employee maintenance, or other tasks while still monitoring the sales floor. RetailStore Office provides store management with secure control of tasks including employee maintenance, time and attendance, store opening/closing, preferred customer management, layaway management, inventory, POS administration, cash management, electronic journaling and reporting.

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RetailStore Central provides comprehensive systems management solutions to chain store retailers who need centralized control of store software and configuration profiles. Based on the Microsoft .NET Framework, RetailStore Central uses secure publish/subscriber-based technology to allow retail chains with hundreds to thousands of locations to monitor and manage their store system configurations and business rules more easily and with greater control. RetailStore Central provides control, monitoring and tracking of all unique changes, including those related to policies, procedures, payroll, security, marketing, taxes and inventory. Changes to RetailStore POS and back office configuration profiles can be managed remotely on a store-by-store basis or through user-defined store groupings without requiring IT resources or customizations.

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RetailCRM is a complete customer relations management (CRM) solution based on Microsoft .NET. By gathering and analyzing customer information from multiple channels, RetailCRM can deliver a more accurate and comprehensive view of the customer to assist sales associates and marketing teams with better information to serve customers. Utilizing the data integration, analysis and reporting capabilities of Microsoft SQL Server 2005 and SQL Server Reporting Services, RetailCRM aggregates information on customer purchase history and shopping behavior across sales channels, enabling retailers to deliver a higher level of one-to-one marketing and personalized customer service at all points of customer interaction.

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ReturnsManagement is a multi-channel, returns management application enabling retailers to reduce refund fraud and ensure accurate refunds, while improving customer service and employee compliance. EnterpriseSelling combines real-time inventory and location management with a configurable order manager to integrate inventory transaction processing of multiple sales channels allowing retailers to sell merchandise and satisfy customer demand from anywhere in the enterprise. The LossPrevention module can be used at the corporate office or in the field to quickly identify patterns of suspicious actions, evaluate exceptions, track potentially fraudulent activities, and investigate individual employee behavior, to assist investigators in dismissing innocent mistakes or building cases for prosecution.

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Merchandising Suite is a set of applications that includes tools to manage items, inventory, purchase orders and pricing. Applications in the Merchandising Suite include Allocation, Orders and Fulfillment, TransfersPlus and EComm. The Merchandising Suite includes the tools for your distribution center to ensure accurate receiving, replenishment, merchandising reporting, and efficient

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distribution to the stores. Through detailed transaction logging, the SalesAudit module provides an unbroken, audit trail of everything that happened in each store across each type of transaction for sales audit and loss prevention purposes.

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Detailed Customer Sales Analysis provides the information to build and broaden sales through your customer base. The Merchandising Suite also includes key applications for replenishment, reporting, and interfaces for Accounting.

Retail Integration provides an integrated offering across the Epicor Enterprise Financials Suite and Epicor|CRS Merchandising Suite. Through Epicor Service Connect, a Web services-based business integration platform, a secure, auditable two-way integration is supported across the solutions. Service Connect functions as the central integration point for implementing secure workflow orchestrations within Epicor applications and with third-party applications to enhance collaboration and automate business processes. The Epicor|CRS Retail Integration provides the integration for feeding store-level information from merchandising to the financial application.

Other Products

We serve as an original equipment manufacturer, vendor or reseller for certain third-party software applications and pay royalties to various organizations in connection with the distribution of third-party software and the sale of products that incorporate third-party technologies. In addition, in certain cases, as part of solutions requested by customers of Avanté and CRS, we resell third party computer hardware systems and related peripherals.

PROFESSIONAL SERVICES, TECHNICAL SUPPORT AND SOFTWARE MAINTENANCE

Our professional services organization provides consulting services, managed services, outsourcing and hosting services to support the implementation and integration of our software products, as well as education, training and other consulting and programming services. These professional services are rendered on a global basis. Professional services are generally provided on a time and materials basis, although we also provide fixed fee arrangements and occasional arrangements in which customer payments are tied to the achievement of specific milestones. Fixed fee or milestone-based contracts are based on developing mutually agreed upon project plans, which clearly define the activities that will be performed and the specific deliverables that will be produced, in accordance with predefined acceptance criteria. We believe our professional services, in conjunction with our current and planned product offerings, facilitates the licensing of technology to customers, stimulates demand for our products and provides a key market differentiator over many of our competitors as a single source vendor.

We are committed to providing timely, high-quality technical support, which we believe is critical to maintaining customer satisfaction. We provide technical support by offering telephone support, e-mail support, facsimile support and communications through our Web site. Telephone support is available five days a week during normal business hours on a nearly worldwide basis, with extended hours and emergency support additionally available. We also believe customer satisfaction can be maintained by ensuring that our Value Added Resellers (VARs), distributors and authorized consultants are able to effectively provide front-line technical support and assistance to end users. We offer comprehensive training, telephone consultation and product support for our VARs, distributors and authorized consultants. Training courses are available electronically and in major cities worldwide.

Our network of VARs and authorized consultants are required to undergo training and certification procedures provided by us on the use, installation and implementation of our products as a condition of being authorized by us to sell our products. Our VARs include consulting groups and resellers, the

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majority of which provide software and hardware installation, systems integration and consulting services to organizations. Our authorized consultants generally are not resellers of our products, but professional firms who offer implementation services and product support to end users. We believe that our authorized consultants are product influencers and are a valuable part of our marketing, sales and distribution efforts.

To support our network of VARs and authorized consultants, we provide experienced personnel who are specifically tasked with VAR growth and support. These individuals are responsible for educating and training the distribution channel, disseminating information, implementing marketing programs and developing regional markets.

Our software maintenance programs are the customers’ sole avenue for product updates and technical support. The annual maintenance fee is generally based on a percentage of the list price of the software purchased. Customers who subscribe for maintenance receive telephone and technical support, timely information on product enhancements and features and product updates and upgrades. Revenue from these software maintenance agreements is recognized ratably over the maintenance period. We provide a warranty for the media on which our products are licensed and also provide a performance warranty on certain products ranging from three months to one year.

MARKETING, SALES AND DISTRIBUTION

We sell, market and distribute our products and services worldwide, primarily through a direct sales force as well as through an indirect channel including a network of VARs, distributors and authorized consultants who market our products on a nonexclusive basis. Our products are sold to and used by a broad customer base, including manufacturers, distributors, retailers, sports and leisure and service organizations, as well as companies in technology/software, healthcare, government entities, educational institutions and other sectors. We sell our Enterprise, iScala and Vantage solutions through a hybrid channel that includes a direct sales force as well as a network of VARs. We sell our Clientele and Vista solutions through an internal telesales organization and through a network of VARs. The CRS, Avanté and Manage 2000 products are presently sold by direct sales forces. The Avanté product is sold in certain international locations through VARs and distributors. Our field sales organizations are generally organized on a geographic basis.

In recognition of global opportunities for our software products, we have committed resources to a global sales and marketing effort. We have established subsidiaries in the United Kingdom, Hungary, Romania, Sweden, Australia, New Zealand, Canada, Mexico, Hong Kong, Singapore, Taiwan, Malaysia and South Africa to further such sales and marketing efforts. We sell our products in Europe, Central and South America, Africa, Asia and the Middle East predominately through third-party distributors and dealers.

We translate and localize certain products, either directly or through outside contractors, for sale in Europe, the Middle East, Africa, Latin America and Asia.

We also provide access to our solutions through application hosting, which allows customers to access the software over the Internet. Through Epicor Managed Services, customers purchase the infrastructure and system support on a monthly basis through leading global infrastructure providers like Savvis and IBM Corporation. Hosting provides a deployment alternative to companies who do not want to invest in the hardware, IT personnel or the technology infrastructure necessary to support a premise-based software deployment. By hosting the software through Epicor Managed Services, a company can free up critical capital resources, both intellectual and monetary, and focus on its core business operations.

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CUSTOMER AND BACKLOG

No single customer accounted for more than 10% of revenue for the years ended December 31, 2006, 2005 and 2004. Products are generally shipped as orders are received or within a short period thereafter and, accordingly, we have historically operated with little or no license backlog. Because of the generally short cycle between order and shipment, we believe that our backlog as of any particular date is not significant or meaningful.

PRODUCT DEVELOPMENT AND QUALITY ASSURANCE

We plan to continue addressing the needs of midmarket users of client/server and Web-based enterprise software by continuing to develop high quality software products that feature advanced technologies. See “Special Note Regarding Forward Looking Statements—Safe Harbor.” Our technology strategy is to develop leading business application software using our own technologies, based on and combined with leading third-party, industry-standard technologies in database management systems, application development tools, operating systems, user interfaces and networks. We plan to use technologies from Microsoft Corporation whenever possible and plans to build technologies based on Microsoft Corporation’s recommended technical architecture. In particular, we believe that we remain an industry leader in designing and developing products for Microsoft platforms, including the .NET Framework. We also believe that we have been a pioneer in the use of browsers and GUIs with integrated business application software. Currently, we continue to pursue applications based on a service-oriented architecture (SOA) and Web services that can simplify the development, maintenance, deployment and customization of our products.

We intend to continue to invest in product development. In particular, we plan to continue to (i) develop product enhancements, including additional functions and features, for our product lines, (ii) increasingly leverage a SOA, Web services and the Microsoft .NET Framework, (iii) develop additional enterprise applications supporting both business-to-business and business-to-consumer solutions and (iv) develop and/or acquire new applications or modules that build upon our business application strategy. See “Special Note Regarding Forward Looking Statements—Safe Harbor.”

Our technical strategy for its Enterprise, Epicor for Service Enterprises, iScala, Clientele, CRS, Vantage, and Vista suites of applications is centered on the Microsoft .NET Framework to provide enhanced scalability, flexibility and interoperability. The architecture consists of a multi-tiered, distributed application model and a comprehensive set of infrastructure and application services. This architecture provides tools, technologies and services to develop highly adaptive applications that support multiple client deployments including smart-client, browser-based and mobile clients. More importantly, this architecture provides the infrastructure for connecting enterprises through the Internet by leveraging key Microsoft technologies such as Microsoft Commerce Server, Microsoft COM+ (Component Object Model) and Microsoft BizTalk Server, which provide a complete framework for enterprise application integration, electronic commerce and business interoperability through industry leading support for XML Web services. Epicor believes that it has maintained a leadership position with respect to Web services and .NET. We were among the first early adopters invited by Microsoft to work with Visual Studio .NET and the .NET Framework and participated with Microsoft in the launch of the Web Services Interoperability Organization (WS-I.org) to promote standards for interoperability and accelerate the adoption and deployment of Web services. We were also the first vendor to release enterprise CRM and ESA applications fully re-architected for the Microsoft .NET Framework. See “Special Note Regarding Forward Looking Statements—Safe Harbor.”

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Rapid technological advances and changes in customer requirements characterize the computer software industry. Our future success will depend upon our ability to enhance our current products and develop and introduce new products that keep pace with technological developments, respond to evolving customer requirements and continue to achieve market acceptance. In particular, we believe we must continue to respond quickly to users’ needs for broad functionality and multi-platform support and to advances in hardware and operating systems, particularly in the areas of Business Process Management (BPM), On-Demand Business and Collaborative Commerce.

Our future business is dependent on the execution of the strategy that is in place to target the enterprise software needs of mid-sized businesses and the divisions of global enterprises. Any significant delay in shipping new modules or enhancements could have a material adverse effect on our results of operations. In addition, there can be no assurance that new modules or product enhancements developed by us will adequately achieve market acceptance.

Expenditures for software development were $34.1 million, $28.5 million and $24.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

COMPETITION

The enterprise business applications software industry is intensely competitive, rapidly changing and significantly affected by new product offerings and other market activities. A number of companies offer enterprise application suites similar to our product offerings that are targeted at the same markets. In addition, a number of companies offer “best-of-breed,” or point solutions, similar to or competitive with a portion of our enterprise business application suite. Some of our existing competitors, as well as a number of new potential competitors, have larger technical staffs, larger more established marketing and sales organizations, and significantly greater financial resources than us. There can be no assurance that competitors will not develop products that are superior to our products or that achieve greater market acceptance. Our future success will depend significantly upon its ability to increase our share of our target markets and to license additional products and product enhancements to existing customers. There can be no assurance that we will be able to compete successfully or that competition will not have a material adverse effect on our results of operations. In addition, potential customers may increasingly demand that certain of our enterprise systems incorporate certain RDBMS or operating system software offered by competing products, but not currently supported by our products.

We believe that we compete in three enterprise business applications markets: emerging enterprises, midmarket enterprises, and divisions of the Global 1000. We define emerging enterprises as rapidly growing businesses under $25 million in annual revenues. Emerging enterprises generally lack dedicated information technology management resources and require affordable solutions that do not require a high level of ongoing maintenance and support for their continued operation. Products in this market are principally sold through VARs and telesales persons with the purchasing decision often influenced by professionals providing consulting services. We believe that purchases in this market are primarily influenced by functionality, performance, availability of a Windows-based solution, price and quality. We believe we compete favorably with respect to all of these factors.

We compete primarily in the midmarket, which we define as growing enterprises with revenues between $10 million and $1 billion. Businesses in the midmarket require solutions that provide a more sophisticated level of functionality to effectively manage their business. These businesses require applications that are easy to implement, extend, manage and use, as well as being affordable. Midmarket enterprises also often lack dedicated information technology management resources and need solutions

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that do not require a high level of ongoing maintenance and support for their continued operation. We believe that purchases in this market are primarily influenced by functionality, performance, availability of a Windows-based solution, price, quality and customer service. We believe we compete favorably with respect to all of these factors. Increasingly, customers in this market segment are looking for Microsoft SQL Server based solutions and the Enterprise, Epicor for Services Enterprises, iScala, Clientele, CRS and Vantage product lines are well positioned to address this requirement.

We also compete for the divisions and subsidiaries of larger Global 1000 corporations, which we define as enterprises with over $1 billion in annual revenue. Global 1000 companies seeking to deploy a standard business solution across their subsidiary operations have typically been challenged with the total cost of ownership (TCO) of deploying their corporate level Tier-1 system to operating units which often operate more like midmarket entities. Additionally, localization issues and technical infrastructure problems in remote locations have made Tier-1 global roll-outs cost prohibitive. These businesses may require a single standardized application that can be deployed worldwide using a low cost decentralized implementation, as opposed to implementing through a centralized infrastructure. At the same time, they require the ability to roll-up management information on a daily or weekly basis, as well as support drill-down from corporate or regional offices to the underlying data in the subsidiaries as required. We believe that purchases in this market are primarily influenced by availability, high functionality, integration, localization, overall cost of ownership, availability of a Windows-based solution, standardization and a global customer support infrastructure. We believe we compete favorably with respect to all of these factors. Increasingly, customers in this market segment are looking for Microsoft SQL Server based solutions. We believe our Enterprise, Epicor for Services Enterprises, iScala, CRS and Vantage product lines are well positioned to address this requirement.

We believe we are one of only a few vendors in this market space that is dedicated to providing midmarket companies and the divisions and subsidiaries of the Global 1000 with comprehensive, integrated enterprise business applications. However, there are competitors from both the high-end and low-end who are attracted to the business opportunity represented by the midmarket and are beginning to offer complete or partial enterprise business applications to this market. In order to compete in the future, we must respond effectively to customer needs in the area of business process management (BPM) and service-oriented architecture (SOA) and incorporate those technologies and application functionality that will meet the challenges posed by competitors’ innovations. To accomplish this objective, we will be required to continue to invest in enhancing its current products and, when necessary, introduce new products to remain competitive. There can be no assurance that we will be able to continue to invest in such enhancements or new products, or introduce such enhancements or new products in a timely fashion or at all.

We have a number of competitors that vary in size, target markets and overall product scope. Our primary competition comes from independent software vendors in three distinct groups, including (i) large, multinational ERP vendors that are increasingly targeting mid-sized businesses as their traditional market becomes saturated, including Oracle Corporation (includes Peoplesoft and J.D. Edwards), and SAP AG, (ii) mid-range ERP vendors, including Infor (includes Geac, Mapics, SSA, Symix and Systems Union), Lawson Software Inc. (includes Intentia), IFS and Microsoft Business Solutions (includes Great Plains, Axapta, and Navision), and (iii) established “best-of-breed” or point solution providers that compete with only one portion of our overall ERP suite, including Sage Software, Ltd., and Systems Union, Ltd. (now part of Infor) for financial accounting; ChangePoint (owned by Compuware Corporation), Deltek Systems, Inc., Unit 4 Agresso, N.V, BST Global, and QuickArrow, Inc., for professional services automation; HighJump Software (part of 3M), Prophet21 (owned by Activant), and Manhattan Associates for distribution and warehousing; QAD, Inc., for manufacturing; and Salesforce.com, Siebel Systems Inc. (owned by Oracle Corporation), FrontRange Solutions, Inc. and

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SalesLogix (owned by Best Software, Inc.) for sales force automation, customer service and support. In addition, as we sell our products to larger companies, we also face increased competition from larger and well-established competitors such as Oracle and SAP AG. While these competitors offer dedicated applications, we believe that our broad product offerings, global infrastructure and level of product integration provide a significant competitive advantage.

INTELLECTUAL PROPERTY

We regard our software as proprietary, in that title to and ownership of the software generally resides exclusively with us, and we attempt to protect it with a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other industry standard methods for protecting ownership of our proprietary software. Despite these precautions, there can be no assurance unauthorized third-parties will not copy certain portions of our products or reverse engineer or obtain and use information we regard as proprietary. To date, we have not relied on patent protection for our software products. While our competitive position may be affected by our ability to protect our proprietary information, we believe that trademark and copyright protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, name recognition and ongoing product development and support. There can be no assurance that the mechanisms used by us to protect our software will be adequate or that our competitors will not independently develop software products that are substantially equivalent or superior to our software products.

Our software products are generally licensed to end users on a “right to use” basis pursuant to a perpetual, non-exclusive license that generally restricts use of the software to the organization’s internal business purposes. Additionally, the end user is generally not permitted to sublicense or transfer the products. When sold through VARs and distributors, we license our software products pursuant to “shrink wrap” licenses that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Certain components of our products are licensed from third parties.

The source code for the Avanté and, in certain cases, Manage 2000, Vantage and Enterprise products historically has been licensed to customers to enable them to customize the software to meet particular requirements. The standard customer license contains a confidentiality clause protecting the products. In the event of termination of the license agreement, the customer remains responsible for the confidentiality obligation and for any accrued and unpaid license fees. However, there can be no assurance that such customers will take adequate precautions to protect the source code or other confidential information.

As the number of software products in the industry increases and the functionality of these products further overlap, we believe that software programs will increasingly become subject to infringement claims. There can be no assurance that third-parties will not assert infringement claims against us in the future with respect to current or future products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

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EMPLOYEES

As of January 31, 2007, we had 2,178 full-time employees, including 369 in product development, 320 in support services, 816 in professional services, 352 in sales, 54 in marketing and 267 in administration. Our employees are not represented by any collective bargaining organization, and we have never experienced a work stoppage. We believe that employee relations are good.

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website at www.epicor.com, as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission.

Description of notes

We will issue the notes under an indenture to be dated as of May     , 2007, between us and U.S. Bank National Association, as trustee, as supplemented by the first supplemental indenture to be dated as of May    , 2007. When we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the first supplemental indenture. The trustee’s main role is to enforce your rights against us if there is a default under the indenture. We describe some of the limitations on the extent to which the trustee acts on your behalf under “—Events of Default” below. We have appointed the trustee to act as the initial conversion agent, registrar and paying agent.

The following summary of the terms of the notes and the indenture does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes and the indenture. The following description supplements, and to the extent it is inconsistent with supercedes, the statements under “Description of Debt Securities” in the accompanying prospectus. We will provide copies of the indenture to you upon request. The notes and the indenture, and not this description, define your legal rights as a holder of the notes.

For purposes of this summary, the terms “we,” “us” and “our” refer only to Epicor Software Corporation and not to any of its subsidiaries, unless we specify otherwise.

GENERAL

The notes we are offering:

•	will be limited to $200 million aggregate principal amount, or $230 million to the extent that the underwriters exercise their over-allotment option in full;

•

will bear interest at a rate of         % per annum until May 15, 2027, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2007, to holders of record at the close of business on the immediately preceding May 1 and November 1, respectively, except as described under “—Interest Payments;”

•	will be issued in denominations of integral multiples of $1,000 principal amount;

•

will be our senior unsecured obligations and will rank equally in right of payment to all of our existing and future unsubordinated, unsecured indebtedness, senior in right of payment to any indebtedness that is contractually subordinated to the notes, effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and will be structurally subordinated to the existing and future indebtedness and other liabilities of our subsidiaries (including trade payables);

•

will be convertible into cash or, if applicable, cash and shares of our common stock, subject to our option to elect to settle solely in cash as described below, based on an initial conversion rate of              shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $             per share) under the conditions and subject to the adjustments described under “—Conversion Rights;”

•

will be redeemable by us, in whole or in part, at any time on or after May 15, 2014, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus accrued and unpaid interest to, but excluding, the redemption date, as described under “—Redemption of Notes at Our Option;”

Description of notes

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will be subject to purchase by us at the option of the holder on each of May 15, 2014, May 15, 2017 and May 15, 2022, at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date, as described under “—Purchase of Notes by Us at the Option of the Holder;”

•

will be subject to repurchase by us at the option of the holder upon a fundamental change, as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date; and

•	will mature on May 15, 2027, unless previously redeemed, repurchased or purchased by us or converted.

We may, without the consent of the holders, “reopen” the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided further that no such additional notes may be issued unless fungible with the notes offered hereby for United States federal income tax purposes.

We may from time to time repurchase the notes in open market purchases or in negotiated transactions without prior notice to the holders.

We will initially issue the notes as global securities in book-entry form.

You may convert certificated notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the notes. Conversions, transfers and exchanges of notes represented by global securities must comply with the procedures of DTC. All transfers and exchanges of notes shall be without service charge (other than payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed).

We will not provide a sinking fund for the notes. The indenture will not contain any financial covenants and will not limit our ability to incur additional indebtedness, including secured indebtedness, pay dividends or repurchase our securities. The indenture also does not limit the ability of our subsidiaries to incur indebtedness, and the notes will be structurally subordinated to any indebtedness incurred by our subsidiaries. In addition, the indenture will not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets.”

If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

INTEREST PAYMENTS

We will pay interest on the notes at a rate of         % per annum until May 15, 2027, payable semi-annually in arrears on each May 15 and November 15 of each year, beginning on November 15, 2007.

Description of notes

We will pay interest that is due on an interest payment date to holders of record at the close of business on the immediately preceding May 1 and November 1, respectively. However:

•

we will not make any payment or other adjustment upon conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest, in each case, except as described under “—Conversion Rights;”

•	on the maturity date, we will pay accrued and unpaid interest to the person to whom we pay the principal amount, instead of to the holder of record on the record date;

•

if we redeem a note, or if a holder surrenders a note for repurchase upon a fundamental change as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” we will pay accrued and unpaid interest, if any, to the holder that surrenders the note for redemption or repurchase, as the case may be, unless the redemption or repurchase date is after the close of business on a record date for the payment of an installment of interest and on or before the related interest payment date. In this instance (1) we will pay accrued interest payable on such interest payment date only to the holder of record at the close of business on the related record date, and (2) the redemption or repurchase price payable on the applicable redemption or repurchase date, as the case may be, will include only the principal amount of the notes, but will not include any amount in respect of interest payable on such related interest payment date; and

•

if a holder surrenders a note for purchase as described under “—Purchase of Notes by Us at the Option of the Holder,” we will pay accrued and unpaid interest on the relevant purchase date to the holder of record at the close of business on the related record date, and the purchase price payable on the applicable purchase date will include only the principal amount of the notes, but will not include any amount in respect of interest payable on such related interest payment date.

Interest will accrue on the notes from and including May     , 2007 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the notes on the basis of a 360-day year consisting of twelve 30-day months.

If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and on or before the related interest payment date, then, despite the conversion, we will pay the interest due with respect to the note on the interest payment date to the person who was the record holder of the note at the close of business on the record date. The holder who surrenders its note for conversion after the close of business on the record date and prior to the related interest payment date must pay to the conversion agent upon surrender of the note an amount in cash equal to the interest payable on such interest payment date on the portion of the note being converted. However, a holder is not required to make such payment:

•	if a holder converts its notes after they have been called for redemption and we have specified a redemption date that is after a record date and on or before the next interest payment date;

•

if a holder converts its notes in connection with a fundamental change and we have specified a fundamental change repurchase date that is after a record date and on or before the next interest payment date; or

•	to the extent of any overdue interest, if overdue interest exists at the time of conversion with respect to such note.

CONVERSION RIGHTS

If the conditions for conversion of the notes described below, including those described under “—Conditions for Conversion” and “—Conversion Procedures,” are satisfied, holders of notes may,

Description of notes

subject to prior redemption, repurchase or purchase by us, convert their notes prior to the close of business on the business day immediately preceding the maturity date in integral multiples of $1,000 principal amount into cash in an amount described below or, if applicable, cash and shares of our common stock, in the respective amounts described below, subject to our option to elect to settle up to all of the conversion value in cash as described below in “—Payment Upon Conversion.” Such conversion will be based on an initial conversion rate of          shares of our common stock per $1,000 principal amount of notes, subject to adjustment as described below. This rate results in an initial conversion price of approximately $             per share. We will not issue fractional shares of common stock upon conversion of the notes and instead will pay a cash adjustment for fractional shares based on the closing sale price per share of our common stock on the last day of the “cash settlement averaging period” described below. Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest. Upon the conversion of any note, the accrued but unpaid interest attributable to the period from the issue date of the note to the conversion date with respect to the converted notes, shall not be cancelled, extinguished or forfeited, but rather shall be deemed to be paid in full to the holder thereof through delivery of cash and shares of common stock, if applicable, in exchange for the notes being converted.

In certain circumstances, a holder must, upon conversion, pay interest if the conversion occurs after the close of business on a record date and before the opening of business on the related interest payment date. See “—Interest Payments” above.

The conversion right with respect to any notes we have called for redemption will expire at the close of business on the business day immediately preceding the redemption date, unless we default in the payment of the redemption price. A note for which a holder has delivered a purchase notice or a fundamental change repurchase notice requiring us to purchase the note, as described below, may be surrendered for conversion only if the holder withdraws the notice in accordance with the indenture, unless we default in the payment of the purchase price or the fundamental change repurchase price, as the case may be.

Conversion Procedures

To convert a certificated note, the holder must complete and manually sign the conversion notice on the back of the note (or a facsimile thereof) and deliver it, together with the note and any required interest payment, to the office of the conversion agent for the notes, which initially will be the office of the trustee. In addition, the holder must pay any tax or duty payable as a result of any transfer involving the issuance or delivery of the shares of common stock in a name other than that of the registered holder of the note. The note will be deemed to be converted on the date on which the holder has satisfied all of these requirements. We refer to this date as the “conversion date.” To convert interests in a note represented by a global security, the holder must comply with DTC’s then applicable conversion procedures.

Subject to the provisions set forth under “—Settlement of Conversions in Connection with a Make-Whole Fundamental Change,” we will deliver, through the conversion agent, the cash and, if applicable, shares of common stock issuable upon conversion as soon as practicable after the conversion date, but in no event more than three business days after the last trading day in the “cash settlement averaging period” described below.

For a discussion of certain tax considerations applicable to a holder that converts notes, see “Certain U.S. Federal Income Tax Considerations.”

Description of notes

Payment Upon Conversion

Holders that surrender their notes for conversion will receive, in exchange for those notes, cash or cash and shares of our common stock, as follows. Upon conversion, holders will receive, per $1,000 principal amount of notes being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” (as described below) for each of the 20 trading days during the “cash settlement averaging period” (as described below).

The “cash settlement averaging period” with respect to any note means:

•

for notes that are converted during the period beginning with the 30th day prior to any scheduled purchase date or the maturity date of the notes, the twenty consecutive trading days beginning on the third trading day following the applicable purchase date or the maturity date;

•	with respect to optional redemption, the twenty consecutive trading days beginning on the third trading day following the redemption date; and

•	in all other instances, the twenty consecutive trading days beginning on the third trading day following the conversion date.

The “daily settlement amount,” for each of the 20 trading days during the cash settlement averaging period, consists of:

•	cash equal to the lesser of $50 and the “daily conversion value” (as described below); and

•

to the extent the “daily conversion value” exceeds $50, a number of whole shares of our common stock equal to the “daily share amount” (as described below) for such trading day, subject to our right to deliver cash in lieu of all or a portion of such shares, as described below.

The “daily share amount” on a given trading day in the relevant cash settlement averaging period means:

•	the excess of the “daily conversion value” (as described below), over $50, divided by;

•	the “VWAP price” (as described below), of our common stock on that trading day.

The “daily conversion value” on a given trading day in the relevant cash settlement averaging period means one-twentieth of the product of:

•	the conversion rate of the notes in effect on that trading day; and

•

the VWAP price of our common stock on that trading day (appropriately adjusted to reflect stock splits, stock dividends, combinations or similar events occurring during the cash settlement averaging period).

We refer to the cash due upon conversion as the “principal return,” and we refer to the shares, if any, that are due upon conversion as the “net shares.”

“Trading day” means any day during which:

•	trading in our common stock generally occurs on the primary United States national securities exchange or market on which our common stock is listed or admitted to trading; and

•	there is no “market disruption event” (as described below).

“Market disruption event” means (i) a failure by the primary United States national securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its

Description of notes

regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any trading day for our common stock, for an aggregate of at least 30 minutes, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant securities exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

The “VWAP price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page EPIC <Equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the VWAP price means the market value per share of our common stock on such day as determined by a nationally recognized investment banking firm retained for this purpose by us.

By the close of business on the business day prior to the first scheduled trading day of the applicable cash settlement averaging period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”) and we will notify holders of such cash percentage by notifying the trustee (the “cash percentage notice”). If we elect to specify a cash percentage, the amount of cash with respect to the daily share amount that we will deliver in respect of each trading day in the applicable cash settlement averaging period will equal the product of: (i) the cash percentage, (ii) the daily share amount for such trading day and (iii) the VWAP price of our common stock for such trading day. The number of shares deliverable in respect of each trading day in the applicable cash settlement averaging period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the close of business on the business day prior to the scheduled first trading day of the applicable cash settlement averaging period, we must settle 100% of the daily share amount for each trading day in the applicable cash settlement averaging period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares as described above. We may, at our option, revoke any cash percentage notice by notifying the trustee; provided that we revoke such notice by the close of business on the business day prior to the scheduled first trading day of the applicable cash settlement averaging period.

We may be unable to pay the cash portion of the conversion value upon conversion of any notes by holders. Our ability to settle our conversion obligation with respect to the notes in cash may be limited by law or by our debt agreements in existence at the time of such conversion. Accordingly, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay any portion of the conversion value in cash. See “Risk Factors—Risks Related to an Investment in the Notes—We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.”

Conditions for Conversion

The notes will become convertible only in certain circumstances, which we describe below. If the notes become convertible, we will provide written notice to each registered holder (with a copy to the trustee), at its address appearing in the security register, and we will publicly announce, through a reputable national newswire service or publish on our website, that the notes have become convertible, stating, among other things:

•	the event causing the notes to become convertible;

•	the period during which the notes will be convertible as a result of that event;

Description of notes

•

if that event is a transaction described under “—Conversion Upon the Occurrence of Certain Corporate Transactions,” the anticipated effective date or ex-dividend date of the transaction, as applicable; and

•	the procedures holders must follow to convert their notes.

We will provide the notice, and make the public announcement or publication, as soon as practicable, but in no event later than the open of business on the third business day following the date the notes become convertible as a result of the event.

Holders may surrender their notes for conversion prior to the close of business on the business day immediately preceding the maturity date or earlier redemption, repurchase or purchase by us only in the following circumstances:

Conversion Based on Price of Common Stock

During any fiscal quarter (after the fiscal quarter ending June 30, 2007) and only during such fiscal quarter, if the “closing sale price” of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding fiscal quarter. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” (as defined below) of the event occurs, during that 30 consecutive trading day period.

The “closing sale price” of our common stock or other capital stock or similar equity interests or other publicly traded securities on any trading day means the closing sale price per share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal United States securities exchange on which our common stock or such other capital stock or similar equity interests or other securities are traded or, if our common stock or such other capital stock or similar equity interests or other securities are not listed on a United States national or regional securities exchange, any United States system of automated dissemination of quotations of securities prices or an established over-the-counter trading market in the United States. The closing sale price will be determined without regard to after-hours trading or extended market making. In the absence of the foregoing, our board of directors will determine the closing sale price on such basis as it considers appropriate based on its reasonable good faith judgment.

Conversion Upon Satisfaction of the Trading Price Condition

During the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each such trading day was equal to or less than 98% of the conversion value of the notes for such trading day during the note measurement period. We refer to this condition as the “trading price condition.”

For purposes of the trading price condition, the “conversion value” per $1,000 principal amount of notes on a trading day is the product of the closing sale price per share of our common stock and the conversion rate of the notes in effect on that trading day.

Description of notes

Except as described below, the “trading price” of the notes on any day means the average of the secondary market bid quotations obtained by the bid solicitation agent, which will initially be the trustee, for $5.0 million principal amount of notes at approximately 3:30 p.m., New York City time, on such day from three independent nationally recognized securities dealers we select. However, if the bid solicitation agent reasonably determines that it can obtain only two such bids, then the average of the two bids will instead be used, and if the bid solicitation agent reasonably determines that it can obtain only one such bid, then that one bid will be used. If on a given day:

•	the bid solicitation agent reasonably determines that it cannot obtain at least one bid for $5.0 million principal amount of notes from an independent nationally recognized securities dealer; or

•

in the reasonable, good faith judgment of our board of directors, the bid quotation or quotations that the bid solicitation agent has obtained are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be equal to 98% of the product of the closing sale price of our common stock on that day and the conversion rate in effect on that day.

The bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested it to do so, and we will have no obligation to make such request unless a holder provides us with reasonable written evidence that the trading price per $1,000 principal amount of notes would be equal to or less than 98% of the conversion value of the notes. At such time, we will instruct the bid solicitation agent to determine the trading price of the notes on the next trading day and on each following trading day until the trading price condition is no longer satisfied. If we do not so instruct the trustee after a holder provides us with reasonable written evidence that the trading price per $1,000 principal amount of notes would be equal to or less than 98% of the product of the closing sale price per share of our common stock and the conversion rate, the trading price of the notes will be deemed to be less than 98% of the product of the closing sale price per share and conversion rate in effect on that trading day on each day that we fail to do so.

Conversion Based on Redemption

If we call notes for redemption, holders may convert their notes at any time until the close of business on the business day immediately preceding the redemption date.

Conversion Upon the Occurrence of Certain Corporate Transactions

If:

•

a “fundamental change,” as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” or a “make-whole fundamental change,” as described under “—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” occurs; or

•

we are party to a consolidation, merger, binding share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case, pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then a holder may surrender its notes for conversion at any time during the period that begins on, and includes, the 20th business day before the date we originally announce as the anticipated effective date of

Description of notes

the transaction and ends on, and includes, the 30th business day after the actual effective date of the transaction. In addition, if the transaction is a “make-whole fundamental change,” then the notes may also be surrendered for conversion at any time during the “make-whole conversion period” described under “—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change,” and if the transaction is a “fundamental change,” then the notes may also be surrendered for conversion at any time during the period that begins on, and includes, the 30th business day before the date we originally announce as the anticipated effective date of the transaction and ends on, and includes, the fundamental change repurchase date for that fundamental change. Holders that convert their notes in connection with a “make-whole fundamental change” will in some circumstances also be entitled to an increased conversion rate. See “—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” for further detail We will mail to registered holders, at their addresses appearing in the security register, notice of the anticipated effective date of any transaction described in either of the two bullets above. We must make this mailing at least 20 business days before the first anticipated effective date of such transaction.

In addition, if we elect to:

•

distribute to all or substantially all holders of our common stock rights, warrants or options (other than, as described below, rights distributed pursuant to a shareholder rights plan) entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the “current market price” (as defined below); or

•

distribute to all or substantially all holders of our common stock, cash, other assets, debt securities or certain rights or warrants to purchase our securities, which distribution has a per share value, as determined by our board of directors, exceeding 10% of the common stock price on the trading day immediately preceding the date that such distribution was first publicly announced, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution on an as-converted basis (solely into shares of our common stock at the then applicable conversion price), as a result of holding the notes, and at the same time as the common stockholders participate, in any of the transactions described above as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder, without conversion of such holder’s notes.

Conversion During Specified Periods

The notes may be surrendered for conversion during the 30 days prior to, but excluding, any scheduled purchase date and at any time on or after May 15, 2026 and before the close of business on the business day immediately preceding the maturity date.

Change in the Conversion Right Upon Certain Reclassifications, Business Combinations and Asset Sales

Except as described below under “—Make-Whole Fundamental Changes Involving an Acquisition of Us by a Public Acquirer,” if we reclassify our common stock (other than a change only in par value or from par value to no par value, or from no par value to par value or a change as a result of a subdivision or combination of our common stock) or are party to a consolidation, merger or binding share exchange, or

Description of notes

if we sell, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets, or consummate a similar transaction, in each case pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, shares of stock or other securities or other property or assets, then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of cash, shares of stock or other securities or other property or assets (the “reference property”), that a holder of such note would have received (assuming, if applicable, that the holder would have made the applicable election referred to in the immediately following paragraph) if the holder had converted the note and, upon such conversion, received, immediately before the transaction, a number of shares of our common stock equal to the conversion rate then applicable multiplied by the principal amount (expressed in thousands) of the note, except that you will not receive the “additional shares” (as described below) if you do not convert your notes in connection with the relevant “make-whole fundamental change” (as described below). Appropriate provisions will be made, as determined in good faith by our board of directors, so that at and after the effective time of the transaction, the principal return payable upon conversion of the notes will continue to be payable in cash (instead of reference property), the daily conversion value and the daily share amount will be calculated based on the fair value of the reference property and, subject to our right to settle excess conversion value in cash or stock as set forth under “—Payment Upon Conversion,” the daily share amount will be payable, in cash, reference property or a combination thereof, as applicable. A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.

In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, then from and after the effective date of such transaction, the notes shall be convertible into the consideration that a majority of the holders of our common stock who made such an election received in such transaction. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

If the transaction described in the second preceding paragraph also constitutes a “public acquirer fundamental change,” then we may in certain circumstances elect to change the conversion right in the manner described under “—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change—Make-Whole Fundamental Changes Involving an Acquisition of Us by a Public Acquirer” in lieu of changing the conversion right in the manner described in the above two paragraphs.

Adjustments to the Conversion Rate

Subject to the terms of the indenture, we will adjust the conversion rate for:

•	dividends or distributions on our common stock payable in shares of our common stock to all holders of our common stock;

•	subdivisions, combinations or certain reclassifications of our common stock;

•

distributions to all or substantially all holders of our common stock of certain rights, warrants or options (other than, as described below, rights distributed pursuant to a shareholder rights plan) entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock at a price per share that is

Description of notes

less than the “current market price” per share of our common stock on the declaration date for the distribution;

•

dividends or other distributions to all or substantially all holders of our common stock of shares of our or any of our existing or future subsidiaries’ capital stock (other than our common stock), evidences of indebtedness or other assets (other than dividends or distributions covered by the two bullet points below) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered in the immediately preceding bullet point or, as described below, certain rights or warrants distributed pursuant to a shareholder rights plan) to purchase or subscribe for our securities;

•	cash dividends or other cash distributions by us to all or substantially all holders of our common stock, other than distributions described in the immediately following bullet point; and

•

distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing sale price of our common stock on the first trading day immediately succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

Subject to the provisions of the indenture, if we distribute cash in accordance with the fifth bullet point above, then we will generally increase the conversion rate so that it equals the rate determined by multiplying the conversion rate in effect immediately before the close of business on the record date for the cash distribution by a fraction whose numerator is the “current market price” per share of our common stock on the record date and whose denominator is that “current market price” less the per share amount of the distribution.

In the event that we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities for the ten trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the principal United States securities exchange on which the securities are then traded, or if not so traded, on any United States system of automated dissemination of quotations of securities prices or an established over-the-counter trading market in the United States.

“Current market price” per share of our common stock on a date generally means the average of the closing sale prices of our common stock for the 10 consecutive trading days ending on, and including, the earlier of that date and the day immediately preceding the ex-date with respect to the distribution requiring such computation. We will make adjustments to the current market price in accordance with the indenture to account for the occurrence of any event requiring an adjustment to the conversion rate during such 10 consecutive trading day period.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•	we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and

•	we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.

Description of notes

The indenture does not require us to adjust the conversion rate for any of the transactions described in the bullet points above if we make provision for each holder of notes to participate in the transaction without conversion at the same time as our common stockholders as if such holder held a number of shares equal to the conversion rate in effect on the “ex date” or effective date, as the case may be, for such transaction multiplied by the principal amount (expressed in thousands) of notes held by such holder.

We will not adjust the conversion rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. However, if we mail a notice of redemption or a fundamental change or make whole fundamental change, or any transaction described under “—Conversion Upon the Occurrence of Certain Corporate Transactions” above, occurs, then we will give effect to all adjustments that we have otherwise deferred pursuant to this provision, and those adjustments will no longer be carried forward and taken into account in any subsequent adjustment. In addition, we will make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, upon any redemption date and the maturity date.

To the extent permitted by law and the continued listing requirements of The Nasdaq Stock Market, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period permitted by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to the trustee and to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, also increase the conversion rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

On conversion, the holders of notes will also receive, to the extent they receive shares of our common stock, the associated rights under the rights agreement, dated as of October 27, 2004 between us and Mellon Investor Services LLC or any future shareholder rights plan (i.e., a poison pill) we may establish unless the rights have separated from our common stock at the time of conversion and such rights plan does not provide for the issuance upon conversion of the notes of a number of rights equal to the number of rights that a holder of a number of shares of common stock equal to the applicable conversion rate would have received upon such separation, in which case upon such separation the conversion rate shall be adjusted pursuant to the fourth bullet point above, as applicable, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	a taxable distribution to holders of common stock which results in an adjustment to the conversion rate; or

•	an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common stock and could also occur if we make other distributions of cash or property to our shareholders. See “Certain U.S. Federal Income Tax Considerations.”

We will not increase the conversion rate, including pursuant to the provisions set forth below under “—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change,” to the extent that the increase will cause the conversion rate to exceed              shares per $1,000 principal

Description of notes

amount of notes. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described above.

Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change

If, prior to May 15, 2014, a holder elects to convert notes in connection with a change in control described in the second or third bullet points under the definition of change in control (a “make-whole fundamental change”), then we will increase, as described below under “—The Increase in the Conversion Rate,” the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the 20th business day before the date we originally announced as the anticipated effective date of the make-whole fundamental change to, and including, the 30th business day after the actual effective date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a “fundamental change,” as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” to, and including, the fundamental change repurchase date for that fundamental change); provided, however, it will not be a make-whole fundamental change if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such transaction described in such third bullet point consists of shares of capital stock traded on the New York Stock Exchange, The Nasdaq Stock Market or another United States national securities exchange or quoted on an established over-the-counter trading market in the United States (or that will be so traded or quoted immediately following the transaction) and as a result of such transaction or transactions the notes become convertible into such shares of such capital stock. We refer to the period described in the preceding sentence as the “make-whole conversion period.”

However, if the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then, in lieu of increasing the conversion rate as described above, we may elect to change the conversion right in the manner described under “—Make-Whole Fundamental Changes Involving an Acquisition of Us by a Public Acquirer.”

We will mail to registered holders (with a copy to the trustee), at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service or publish on our website, the anticipated effective date of any proposed make-whole fundamental change. We must make this mailing and announcement or publication at least 30 business days before the first anticipated effective date of the make-whole fundamental change. We must also state, in the notice, announcement and publication, whether we have made the election referred to in the immediately preceding paragraph to change the conversion right in lieu of increasing the conversion rate.

If a holder surrenders a note for conversion in connection with a make-whole fundamental change that we have announced, but the make-whole fundamental change is not consummated, then the holder will not be entitled to the increased conversion rate referred to above in connection with such conversion.

The Increase in the Conversion Rate

In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in the third bullet point under the definition of “change in control” and the consideration (excluding cash payments for

Description of notes

fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in such make-whole fundamental change. In all other cases, the “applicable price” will be the average of the “closing sale prices” per share of our common stock for the five consecutive trading days immediately preceding the effective date of the make-whole fundamental change. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” (as defined in the indenture) of the event occurs, at any time during those five consecutive trading days.

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to notes that are converted during the make-whole conversion period. The increased conversion rate will be used to determine the amount of cash and, if applicable, shares that are due upon conversion, as described under “—Payment Upon Conversion” above. If an event occurs that requires an adjustment to the conversion rate (other than an adjustment pursuant to the provisions relating to increases in the conversion rate in connection with the make-whole fundamental change), we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•	whose numerator is the conversion rate in effect immediately before the adjustment; and

•	whose denominator is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the Conversion Rate.”

Number of additional shares (per $1,000 principal amount of notes)

Effective Date
Applicable Price	May , 2007	May 15, 2008	May 15, 2009	May 15, 2010	May 15, 2011	May 15, 2012	May 15, 2013	May 15, 2014

The exact applicable price and effective date may not be as set forth in the table above, in which case:

•

if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two effective dates based on a 365-day year, as applicable;

Description of notes

•	if the actual applicable price is greater than $ per share (subject to adjustment in the same manner as the applicable prices in the table), we will not increase the conversion rate; and

•	if the actual applicable price is less than $ per share (subject to adjustment in the same manner as the applicable prices in the table), we will not increase the conversion rate.

The additional shares, if any, or any cash delivered to satisfy our obligations to holders that convert their notes in connection with a make-whole fundamental change will be delivered as set forth below under upon “—Settlement of Conversions in Connection with a Make-Whole Fundamental Change.” Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

Settlement of Conversions in Connection with a Make-Whole Fundamental Change

If we are required to increase the conversion rate by the additional shares as a result of a make-whole fundamental change, notes surrendered for conversion will be settled as follows (subject in all respects to the provisions set forth above under “—Payment Upon Conversion”):

•

If the last trading day of the applicable cash settlement averaging period related to notes surrendered for conversion is prior to the third scheduled trading day preceding the anticipated effective date of such make-whole fundamental change, we will settle such conversion as described under “—Payment Upon Conversion” above by delivering the amount of consideration due (as described above under “—Payment Upon Conversion,” based on the conversion rate without regard to the number of additional shares to be added to the conversion rate as described above) on the third trading day immediately following the last day of the applicable cash settlement period. In addition, as soon as practicable following the effective date of such make-whole fundamental change, we will deliver the increase in such amount of cash and shares of our common stock or reference property deliverable in lieu of shares of our common stock, if any, as the case may be, as if the conversion rate had been increased by such number of additional shares during the related cash settlement averaging period (and based upon the relevant daily VWAP prices during such cash settlement averaging period). If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering shares of our common stock or reference property based on such increased number of shares.

•

If the last trading day of the applicable cash settlement averaging period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the anticipated effective date of the fundamental change, we will settle such conversion as described under “—Payment Upon Conversion” above (based on the conversion rate as increased by the additional shares described above) on the later to occur of (i) the effective date of the transaction and (ii) the third trading day immediately following the last trading day of the applicable cash settlement averaging period.

Because we may not deliver the consideration due solely as a result of the increase in the conversion rate described above until after the effective date of the make-whole fundamental change, if we do not deliver solely cash to the extent the daily conversion value on any trading day during the cash settlement averaging period exceeds $50, the non-cash consideration due in respect of such excess may not consist of shares of our common stock as a result of the provisions described above under the caption “—Change in the Conversion Right Upon Certain Reclassifications, Business Combinations and Asset Sales.” Accordingly, to the extent the daily conversion value on any trading day during the cash settlement averaging period exceeds $50, the non-cash consideration due in respect of such excess may be paid in reference property.

Description of notes

Make-Whole Fundamental Changes Involving an Acquisition of Us by a Public Acquirer

If the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then we may elect to change the conversion right in lieu of increasing the conversion rate applicable to notes that are converted during the make-whole conversion period for the public acquirer fundamental change.

If we make this election, then we will adjust the conversion rate and our related conversion obligation such that, from and after the effective time of the public acquirer fundamental change, the right to convert a note into cash and, if applicable, shares of our common stock will be changed into a right to convert it into cash and, if applicable, shares of “public acquirer common stock,” as described below, based on an initial conversion rate equal to the conversion rate in effect immediately before the effective time of the public acquirer fundamental change multiplied by a fraction:

•

whose numerator is the fair market value (as determined in good faith by us), as of the effective time of the public acquirer fundamental change, of the cash, securities and other property paid or payable per share of our common stock pursuant to the public acquirer fundamental change; and

•

whose denominator is the average of the closing sale prices per share of the public acquirer common stock for the five consecutive trading days commencing on, and including, the trading day immediately after the effective date of the public acquirer fundamental change (subject to certain adjustments to be made in good faith by us).

If we elect to change the conversion right as described above, the change in the conversion right will apply to all holders from and after the effective time of the public acquirer fundamental change, and not just those holders, if any, that convert their notes in connection with the public acquirer fundamental change. Also, the principal return payable upon conversion of the notes after we give effect to the election will continue to be payable in cash, but the daily share amount, if any, will be payable at our option in cash, shares of public acquirer common stock (instead of our common stock) or a combination thereof, and the daily conversion value will be calculated based on the VWAP price per share of the public acquirer common stock (instead of our common stock). If the public acquirer fundamental change also is an event that requires us to make another adjustment to the conversion rate as described under “—Adjustments to the Conversion Rate” above, then we will also give effect to that adjustment. However, if we make the election described above, then we will not change the conversion right in the manner described under “—Change in the Conversion Right Upon Certain Reclassifications, Business Combinations and Asset Sales” above in connection with the public acquirer fundamental change.

A “public acquirer fundamental change” means a make-whole fundamental change described in the third bullet point of the definition of “change in control” where the acquirer (or any entity that has majority ownership of the acquirer) has a class of common stock that is traded or quoted on a national securities exchange or that will be so traded or quoted when issued or exchanged in connection with the make-whole fundamental change. We refer to such common stock as the “public acquirer common stock.” “Majority ownership” generally means having “beneficial ownership” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of more than 50% of the total outstanding voting power of all classes of an entity’s capital stock entitled to vote generally in the election of directors.

We will state, in the first notice and public announcement or publication described under “—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” above, whether we have elected to change the conversion right in lieu of increasing the conversion rate. With respect to each public acquirer fundamental change, our election is irrevocable, and we cannot change that election once we have first mailed any such notice or made any such public announcement or publication.

Description of notes

However, if we elect to change the conversion right as described above in connection with a public acquirer fundamental change that is ultimately not consummated, then we will not be obligated to give effect to that particular election.

REDEMPTION OF NOTES AT OUR OPTION

We may redeem the notes at our option, in whole or in part, at any time, and from time to time, on or after May 15, 2014, on a date not less than 30 nor more than 60 days after the day we mail a redemption notice to the trustee and to each registered holder of notes to be redeemed at the address of the registered holder appearing in the security register, at a redemption price, payable in cash, equal to 100% of the principal amount of the notes we redeem plus any accrued and unpaid interest to, but excluding, the redemption date.

If a redemption date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date. Therefore, the redemption price will include only the principal amount of the notes redeemed, and will not include any accrued and unpaid interest unless the holder of the notes so redeemed was also the holder of record at the close of business on the immediately preceding record date. The redemption date must be a business day.

For a discussion of certain tax considerations applicable to a holder upon a redemption of notes, see “Certain U.S. Federal Income Tax Considerations.”

If the paying agent holds money sufficient to pay the redemption price due on a note on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price upon delivery of the note.

The conversion right with respect to any notes we have called for redemption will expire at the close of business on the business day immediately preceding the redemption date, unless we default in the payment of the redemption price.

If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in integral multiples of $1,000 principal amount by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate (and in such manner as complies with applicable legal requirements). However, we may redeem the notes only in integral multiples of $1,000 principal amount. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the principal amount of the note that is subject to redemption will be reduced by the principal amount that the holder converted.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the redemption price for all notes we have called for redemption. Furthermore, the terms of our indebtedness may limit our ability to pay the redemption price of the notes. See “Risk Factors—Risks Related to an Investment in the Notes—We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.” Our failure to redeem the notes when required would result in an event of default with respect to the notes. An event of default with respect to the notes could result in an event of default under our other indebtedness and could permit the lenders of

Description of notes

such indebtedness to declare such indebtedness immediately due and payable and, in the case of secured indebtedness, foreclose on the assets securing that indebtedness.

No notes may be redeemed by us if the principal amount of the notes has been accelerated (other than as a result of a failure to pay the relevant redemption price), and such acceleration has not been rescinded, on or prior to the relevant redemption date.

PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER

On each of May 15, 2014, May 15, 2017 and May 15, 2022 (each, a “purchase date”), a holder may require us to purchase all or a portion of the holder’s outstanding notes, at a price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date, subject to certain additional conditions. However, if the purchase date is after the close of business on a record date for the payment of interest and on or before the related interest payment date, we will, on the purchase date, pay the accrued and unpaid interest to, but excluding, the purchase date to the holder of record at the close of business on the immediately preceding record date. Accordingly, the holder submitting the note for purchase will receive only the principal amount of the note being repurchased and will not receive this accrued and unpaid interest unless that holder was also the holder of record at the close of business on the immediately preceding record date.

On each purchase date, we will purchase all notes for which the holder has delivered and not withdrawn a written purchase notice. Registered holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days before the purchase date until the close of business on the business day immediately preceding the purchase date.

For a discussion of certain tax considerations applicable to a holder receiving cash upon a purchase of the notes at the holder’s option, see “Certain U.S. Federal Income Tax Considerations.”

We will give notice on a date that is at least 20 business days before each purchase date to all registered holders (with a copy to the trustee) at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

•	the amount of the purchase price;

•

that notes with respect to which the holder has delivered a purchase notice may be converted, if otherwise convertible, only if the holder withdraws the purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes, including the name and address of the paying agent.

To require us to purchase its notes, the holder must deliver a purchase notice that states:

•	the certificate numbers of the holder’s notes to be delivered for purchase, if they are in certificated form;

•	the principal amount of the notes to be purchased, which must be an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the indenture.

A holder that has delivered a purchase notice may withdraw the purchase notice by delivering a written notice of withdrawal to the paying agent before the close of business on the business day immediately preceding the purchase date. The notice of withdrawal must state:

•	the name of the holder;

Description of notes

•	a statement that the holder is withdrawing its election to require us to purchase its notes;

•	the certificate numbers of the notes being withdrawn, if they are in certificated form;

•	the principal amount being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the purchase notice, which must be an integral multiple of $1,000.

If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

To receive payment of the purchase price for a note for which the holder has delivered and not validly withdrawn a purchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will pay the purchase price for the note on the later of the purchase date and the time of delivery of the note, together with necessary endorsements.

If the paying agent holds on a purchase date money sufficient to pay the purchase price due on a note in accordance with the terms of the indenture, then, on and after that purchase date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the purchase price upon delivery of the note.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the purchase price for all notes holders have elected to have us purchase. Furthermore, the terms of our indebtedness may limit our ability to pay the purchase price to purchase notes. See “Risk factors—Risks Related to an Investment in the Notes—We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.” Our failure to purchase the notes when required would result in an event of default with respect to the notes. An event of default with respect to the notes could result in an event of default under our other indebtedness and could permit the lenders of such indebtedness to declare such indebtedness immediately due and payable and, in the case of secured indebtedness, foreclose on the assets securing that indebtedness.

No notes may be purchased by us on May 15, 2014, May 15, 2017 or May 15, 2022 if the principal amount of the notes has been accelerated (other than as a result of a failure to pay the relevant purchase price), and such acceleration has not been rescinded, on or prior to the relevant purchase date.

Upon any purchase of notes by us on May 15, 2014, May 15, 2017 or May 15, 2022, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.

HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A FUNDAMENTAL CHANGE

If a “fundamental change,” as described below, occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any

Description of notes

portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes to be repurchased, plus, except as described below, any accrued and unpaid interest to, but excluding, the “fundamental change repurchase date,” as described below.

However, if the fundamental change repurchase date is after the close of business on a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date. Accordingly, the repurchase price will include only the principal amount of the notes repurchased, and will not include any accrued and unpaid interest unless the holder of the notes so repurchased was also the holder of record on the immediately preceding record date.

We must repurchase the notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date must be no later than 35 days, and no earlier than 20 days, after the date we have mailed a notice of the fundamental change, as described below.

Within 20 days after we become aware, or should have become aware, of the occurrence of a fundamental change, we must mail to all registered holders of notes (with a copy to the trustee) at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change. We must also publicly release, through a reputable national newswire service, or publish on our website, a notice of the fundamental change. The notice must state, among other things:

•	the events causing the fundamental change;

•	the date of the fundamental change;

•	the fundamental change repurchase date;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the names and addresses of the paying agent and the conversion agent;

•	the procedures that holders must follow to exercise their repurchase right;

•

the conversion rate and any adjustments to the conversion rate that will result from the fundamental change and, if applicable, whether we have elected to change the conversion rate in lieu of increasing the conversion rate as described under “—Conversion Rights—Make-Whole Fundamental Changes Involving an Acquisition of Us by a Public Acquirer;” and

•

that notes with respect to which a holder has delivered a fundamental change repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture.

To exercise the repurchase right, a holder must deliver a written fundamental change repurchase notice to the paying agent no later than the close of business on the business day immediately preceding the fundamental change repurchase date. This written notice must state:

•	the certificate numbers of the notes that the holder will deliver for repurchase, if they are in certificated form;

•	the principal amount of the notes to be repurchased, which must be an integral multiple of $1,000; and

Description of notes

•	that the notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to repurchase its notes;

•	the certificate numbers of the notes being withdrawn, if they are in certificated form;

•	the principal amount of notes being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the fundamental change repurchase notice, which must be an integral multiple of $1,000.

If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

To receive payment of the fundamental change repurchase price for a note for which the holder has delivered and not validly withdrawn a fundamental change repurchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will pay the fundamental change repurchase price for the note on the later of the fundamental change repurchase date and the time of delivery of the note, together with necessary endorsements.

For a discussion of certain tax considerations applicable to a holder upon the exercise of the repurchase right, see “Certain U.S. Federal Income Tax Considerations.”

If the paying agent holds on the fundamental change repurchase date money sufficient to pay the fundamental change repurchase price due on a note in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price upon delivery of the note.

A “fundamental change” will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”

A “change in control” will be deemed to occur at such time as:

•

any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than us, any of our subsidiaries or any of our employee benefit plans, is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the total outstanding voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

•

there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) (other than to one or more of our wholly-owned

Description of notes

subsidiaries), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended;

•

we consolidate with, or merge with or into, another person (other than a subsidiary of ours) or any person (other than a subsidiary of ours) consolidates with, or merges with or into, us, unless either:

•

the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total outstanding voting power of all outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger; or

•

the merger is solely for the purpose of changing our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of the surviving entity.

•	the following persons cease for any reason to constitute a majority of our board of directors:

•	individuals who on the first issue date of the notes constituted our board of directors; and

•

any new directors whose election to our board of directors or whose nomination for election by our shareholders was approved by at least a majority of our directors then still in office who either were directors whose election or nomination for election was previously so approved or were directors on such issue date of the notes; or

•	we are liquidated or dissolved or our stockholders approve a plan or pass a resolution approving a plan for our liquidation or dissolution.

However, a change in control will not be deemed to occur pursuant to the third bullet of the definition of “change in control” if both of the following conditions are satisfied (we refer to such a transaction as a “listed stock business combination”):

•

in the applicable merger or consolidation, at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such merger or consolidation consists of common stock traded or quoted on a United States national securities exchange or approved for trading on an established United States system of automated dissemination of quotations of securities prices (or that will be so traded or quoted when issued or exchanged in connection with such consolidation or merger) (“listed stock”); and

•

as a result of such consolidation or merger, the notes become convertible into cash and the daily share amount, if any, which will be payable at our option in cash, shares of listed stock (and associated rights, if applicable), or a combination thereof.

There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets would permit a holder to exercise its right to have us repurchase its notes in accordance with the fundamental change provisions described above.

A “termination of trading” is deemed to occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established United States system of automated dissemination of

Description of notes

quotations of securities prices or an established over-the-counter trading market in the United States, and no American Depository Shares or similar instruments for such common stock are listed or approved for listing in the United States.

We may in the future enter into transactions, including mergers or recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indenture for the notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the notes. See “Risk factors—Risks Related to an Investment in the Notes.”

In addition, the fundamental change repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. Furthermore, the fundamental change repurchase feature of the notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all notes holders have elected to have us repurchase. Furthermore, the terms of our indebtedness may limit our ability to pay the repurchase price to repurchase notes. See “Risk factors—Risks Related to an Investment in the Notes—We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.” Our failure to repurchase the notes when required would result in an event of default with respect to the notes and could result in an event of default under our other outstanding indebtedness. The exercise by holders of the notes of their right to require us to repurchase their notes upon a fundamental change could cause a default under our other outstanding indebtedness, even if the fundamental change itself does not. An event of default with respect to our other indebtedness could permit the lenders of such indebtedness to declare such indebtedness immediately due and payable and, in the case of secured indebtedness, foreclose on the assets securing that indebtedness.

No notes may be repurchased by us in connection with a fundamental change if the principal amount of the notes has been accelerated (other than as a result of a failure to pay the relevant fundamental change repurchase price), and such acceleration has not been rescinded, on or prior to the relevant fundamental change repurchase date.

Upon any purchase of notes by us in connection with a fundamental change we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934, as amended, or other applicable laws.

Description of notes

CONSOLIDATION, MERGER AND SALE OF ASSETS

The indenture prohibits us from consolidating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our property or assets to, another person (other than to one or more of our subsidiaries as an entirety or substantially as an entirety), whether in a single transaction or series of related transactions, unless, among other things:

•

we are the surviving person or such other person is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state of the United States or the District of Columbia;

•

such person (if other than us) assumes all of our obligations under the notes and the indenture or if as a result of such transaction the notes become convertible into common stock or other securities issued by a third party and such third party fully and unconditionally guarantees all of our obligations or of such successor under the notes and the indenture;

•	no default or event of default exists immediately after giving effect to the transaction or series of transactions; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

When the successor assumes all of our obligations under the indenture, except in the case of a lease, our obligations under the indenture will terminate.

Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their notes, as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.

An assumption by any person of our obligations under the notes and the indenture might be deemed for United States federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

EVENTS OF DEFAULT

The following are events of default under the indenture for the notes:

•

our failure to pay the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on the purchase date with respect to a purchase at the option of the holder, on a fundamental change repurchase date with respect to a fundamental change, or otherwise;

•	our failure to pay an installment of interest on any note when due, if the failure continues for 30 days after the date when due;

•	our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right for a period of five business days;

Description of notes

•

our failure to timely provide notice of a designated event, including as described under “—Conversion Rights—Conversion Upon the Occurrence of Certain Corporate Transactions,” “—Conversion Rights—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change,” “—Purchase of Notes by Us at the Option of the Holder” or “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change;”

•

our failure to comply with any other term, covenant or agreement contained in the notes or the indenture, if the failure is not cured within 90 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

•

a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed where the amount of such unpaid principal, premium and interest is in the aggregate amount of $30 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, in each case if such default is not cured or waived, or such acceleration is not rescinded, within 60 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of notes then outstanding, in accordance with the indenture; and

•

certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Securities Exchange Act of 1934).

The events of default set forth under the “Description of the Debt Securities” in the accompanying prospectus are not applicable to the notes.

If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary), has occurred and is continuing, then either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary), the principal of, and accrued and unpaid interest on, all notes will automatically become immediately due and payable.

After any such acceleration, the holders of a majority in aggregate principal amount of the notes, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

•	the rescission would not conflict with any order or decree;

•	all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and

•	certain amounts due to the trustee are paid.

The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Description of notes

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

•	the holder gives the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

•	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

•

the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the notes then outstanding, a direction that is inconsistent with the request.

•	However, the above limitations do not apply to a suit by a holder to enforce:

•	the payment of any amounts due on that holder’s notes after the applicable due date; or

•	the right to convert that holder’s notes in accordance with the indenture.

We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under the indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each registered holder a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default:

•	has been cured or waived; or

•

is not in the payment of any amounts due with respect to any note or the failure to convert any note in accordance with the indenture and the trustee in good faith determines that withholding the notice is in the best interests of holders.

For the first 180 days following any violation of any obligations we may be deemed to have pursuant to section 314(a)(1) of the Trust Indenture Act or our reporting and information delivery obligations with respect to SEC filings under the indenture, at our option, the sole remedy shall be the accrual of additional interest on the notes at a rate of 0.25% per annum, payable semiannually. In no event shall additional interest accrue at a per annum rate in excess of 0.25% per annum, regardless of the number of events or circumstances giving rise to the requirement to pay such additional interest.

MODIFICATION AND WAIVER

We and the trustee may amend or supplement the indenture or the notes with the consent of the trustee and holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with any provision of the indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

•	change the stated maturity of the principal of, or the payment date of any installment of interest on, any note;

Description of notes

•	reduce the principal amount of, or any premium, or interest on, any note;

•	change the place, manner or currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute a suit for the enforcement of any payment on, or with respect to, or of the conversion of, any note;

•

modify, in a manner adverse to the holders of the notes, the provisions of the indenture relating to the right of the holders to require us to purchase notes at their option or upon a fundamental change;

•	adversely affect the right of the holders of the notes to convert their notes in accordance with the indenture;

•	change the ranking of the notes;

•	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a modification or amendment of the indenture or the notes;

•

reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a waiver of compliance with any provision of the indenture or the notes or a waiver of any default or event of default; or

•

modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

We may, with the trustee’s consent, amend or supplement the indenture or the notes without notice to or the consent of any holder of the notes to:

•

evidence the assumption of our obligations under the indenture or the notes, as the case may be, by a successor upon our consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets in accordance with the indenture;

•	give effect to the election, if any, by us referred to under “Conversion Rights—Make-Whole Fundamental Changes Involving an Acquisition of Us by a Public Acquirer;”

•

make adjustments in accordance with the indenture to the right to convert the notes upon certain reclassifications or changes in our common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets;

•	secure our obligations in respect of the notes;

•	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture;

•	to comply with the rules or regulations of any securities exchange or automated quotation system on which the notes may be listed or traded;

•

to add to, change or eliminate any of the provisions of the indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act of 1939, provided that such action does not adversely affect the rights or interest of any holder of the notes;

Description of notes

•

to add any additional events of default for the benefit of the holders of all or any series of securities issued under the indenture (and if such additional events of default are to be for the benefit of fewer than all series of securities, stating that such additional events of default are expressly being included solely for the benefit of such series);

•

to add to or change any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the issuance of securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of securities in uncertificated form;

•

to add to, change or eliminate any of the provisions of the indenture in respect of one or more series of securities, provided that any such addition, change or elimination (A) shall neither (i) apply to any security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the holder of any such security with respect to such provision or (B) shall become effective only when there is no such security outstanding;

•	to establish the form or terms of securities of any series as permitted by the indenture;

•

to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee; or

•

to supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of securities, provided that any such action shall not adversely affect the interests of the holders of securities of such series or any other series of securities in any material respect.

In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture or the notes in a manner that does not, individually or in the aggregate with all other changes, adversely affect the rights of any holder in any material respect; provided that any modification of the indenture and the notes to conform the provisions of the indenture to the “Description of Notes” shall not be deemed to adversely affect the rights of any holder in any material respect. We and the trustee may also enter into a supplemental indenture without the consent of holders of the notes in order to conform the indenture to the description of the notes contained in this prospectus supplement.

Except as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes, by notice to the trustee, generally may:

•	waive compliance by us with any provision of the indenture or the notes, as detailed in the indenture; and

•	waive any past default or event of default and its consequences, except a default or event of default:

•	in the payment of principal of, or premium, if any, or interest on, any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

•	arising from our failure to convert any note in accordance with the indenture; or

•	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

Description of notes

DISCHARGE

We may generally satisfy and discharge our obligations under the indenture by:

•	delivering all outstanding notes to the trustee for cancellation; or

•

depositing with the trustee or the paying agent after all of the notes have become due and payable, whether at stated maturity or any redemption date, purchase date or fundamental change repurchase date, cash sufficient to pay all amounts due on all outstanding notes and paying all other sums payable under the indenture; provided that we will remain obligated to deliver cash, or cash and shares of our common stock, upon conversion of the notes until the applicable stated maturity or any redemption date, purchase date or fundamental change repurchase date.

In addition, in the case of a deposit, there must not exist a default or event of default on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument of which we are a party or by which we are bound.

The section entitled “Description of the Debt Securities—Satisfaction and Discharge” in the accompanying prospectus is not applicable to the notes.

CALCULATIONS IN RESPECT OF NOTES

We and our agents are responsible for making all calculations called for under the indenture and notes. These calculations include, but are not limited to, determination of the trading price of the notes, the current market price of our common stock, the number of shares of common stock, if any, issuable upon conversion of the notes and amount of interest payable on the notes. We and our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of notes. We will provide a copy of these calculations to the trustee, as required, and, absent manifest error, the trustee is entitled to rely on the accuracy of our calculations without independent verification.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS

None of our past, present or future directors, officers, employees or shareholders, as such, will have any liability for any of our obligations under the notes or the indenture or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the notes. However, this waiver and release may not be effective to waive liabilities under United States federal securities laws, and it is the view of the United States Securities and Exchange Commission, or SEC, that such a waiver is against public policy.

REPORTS TO TRUSTEE

We will furnish to the trustee copies of our annual report to shareholders, containing audited financial statements, and any other financial reports that we furnish to our shareholders.

UNCLAIMED MONEY

If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish (in no event later than 5 days after we request repayment) in a newspaper of general circulation in the City of New York, or mail to each

Description of notes

registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

PURCHASE AND CANCELLATION

The registrar, paying agent and conversion agent will forward to the trustee any notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any notes we purchase in this manner. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.

REPLACEMENT OF NOTES

We will replace mutilated, lost, destroyed or stolen notes at the holder’s expense upon delivery to the trustee of the mutilated notes or evidence of the loss, destruction or theft of the notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or the trustee may require, at the expense of the holder, indemnity (including in the form of a bond) reasonably satisfactory to us and the trustee.

TRUSTEE AND TRANSFER AGENT

The trustee for the notes is U.S. Bank National Association, and we have appointed the trustee as the initial paying agent, bid solicitation agent, registrar, conversion agent and custodian with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. U.S. Bank National Association and its affiliates have in the past provided and may from time to time in the future provide banking and other services to us in the ordinary course of their business.

The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

The transfer agent for our common stock is Mellon Investor Services, LLC.

LISTING AND TRADING

The notes will not be listed or quoted on any securities exchange. Our common stock is listed on The Nasdaq Global Select Market under the ticker symbol “EPIC.”

Description of notes

FORM, DENOMINATION AND REGISTRATION OF NOTES

General

The notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below. See “—Global Securities” below for more information. The trustee is not required to:

•	register the transfer of or exchange any note for a period of 20 days before selecting notes to be redeemed; or

•

register the transfer of or exchange any note that has been selected for redemption or for which the holder has delivered, and not validly withdrawn, a purchase notice or fundamental change repurchase notice, except, in the case of a partial redemption, purchase or repurchase, that portion of the notes not being redeemed, purchased or repurchased.

See “—Global Securities” and “—Certificated Securities” for a description of additional transfer restrictions that apply to the notes.

We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.

Global Securities

Global securities will be deposited with the trustee as custodian for DTC, and registered in the name of DTC or a nominee of DTC.

Investors may hold their interests in a global security directly through DTC, if they are DTC participants, or indirectly through organizations that are DTC participants.

Except in the limited circumstances described below and in “—Certificated Securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

We will apply to DTC for acceptance of the global securities in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security

Description of notes

as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates.

DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Certificated Securities

The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

•	an event of default has occurred and is continuing.

Settlement and Payment

We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of notes, then we will mail a check to that holder’s registered address.

We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Description of notes

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the underwriters or the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

We have obtained the information we describe in this prospectus concerning DTC and its book-entry system from sources that we believe to be reliable, but neither we nor the underwriters take any responsibility for the accuracy of this information.

GOVERNING LAW

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Description of capital stock

The following description of our capital stock includes a summary of certain provisions of our second restated certificate of incorporation, our amended and restated bylaws and our stockholder rights plan. This description is subject to the detailed provisions of, and is qualified by reference to, our certificate of incorporation, our bylaws and our rights plan, copies of which are on file with the SEC.

We are authorized to issue (1) 180,000,000 shares of common stock, par value $0.001 per share, of which 58,810,494 shares were issued and outstanding as of December 31, 2006 and (2) 5,000,000 shares of preferred stock, par value $0.001 per share, none of which is issued and outstanding. Our board of directors is authorized, without stockholder approval, to issue shares of preferred stock in one or more series and to determine the powers, designations, preferences and relative, participating, and other special rights of such preferred stock.

Certain of the provisions described in this section could have the effect of discouraging transactions that might lead to a change of control of us. These provisions:

•	require stockholders to provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders; and

•	preclude stockholders from calling a special meeting of stockholders.

COMMON STOCK

Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose, subject to the rights of holders of all classes of stock having priority rights as to dividends. In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share pro rata in the assets remaining after payment to creditors, subject to the rights of holders of all classes of our stock having priority rights as to liquidation payments.

Each holder of our common stock is entitled to one vote for each share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors. Mellon Investor Services is the transfer agent and registrar for our common stock. Mellon Investor Services’ address is Newport Office Center VII, 480 Washington Blvd., Jersey City, NJ 07310, and its telephone number is (800) 522-6645. Our common stock is listed on The Nasdaq Global Select Market under the symbol “EPIC.”

PREFERRED STOCK

Our amended and restated certificate of incorporation permits us to issue up to 5,000,000 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. The designations and the relative rights, preferences and limitations of the preferred stock of each series will be fixed by an amendment to our amended and restated certificate of incorporation relating to each series adopted by our board, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all;

•	the terms of any sinking fund for the purchase or redemption of the shares of the series;

Description of capital stock

•	the amounts payable on shares in the event of liquidation, dissolution or winding up;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into shares of any other class or series or any other security of us or of any other corporation;

•	the restrictions on the amount of shares of the same series or any other class or series; and

•	the voting rights, if any, of the shares of the series.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

CERTAIN PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Our certificate of incorporation and our bylaws contain various provisions intended (1) to promote the stability of our stockholder base and (2) to render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

Our board of directors consists of five directors. The number of directors is established from time to time by resolution adopted by a majority of the board of directors or by the affirmative vote of the holders of at least a majority of all outstanding shares entitled to vote, voting together as a single class, although there must be a minimum of 4 and not more than 7 directors pursuant to our amended and restated bylaws. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at each annual meeting of the stockholders at which a quorum is present. Each director serves a one-year term, with all directors elected each year.

A special meeting of our stockholders may be called only by the chairman of our board of directors, our president, secretary or any member of our board of directors. Stockholders are not permitted to call a special meeting of stockholders. Our bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.

SHAREHOLDER RIGHTS PLAN

Our board of directors has adopted a stockholder rights plan intended to protect stockholders from unfair takeover practices. In connection with the plan, our board of directors declared a dividend of one right for each share of our common stock outstanding. Until the occurrence of certain triggering events referred to below, the rights trade with shares of our common stock and remain unexercisable. The rights will separate from shares of our common stock and become exercisable following:

•	the tenth business day (or such later date as may be determined by our board of directors) after a person or group acquires beneficial ownership of 15% or more of our common stock, or

•

the tenth business day (or such later date as may be determined by the our board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our common stock.

After such a triggering event, each right will entitle the holder to purchase for $96.00, the exercise price, a fraction of a share of Series A Junior Participating preferred stock with economic terms similar to that of one share of our common stock.

Description of capital stock

If an acquiror obtains 15% or more of our common stock, then each right (other than rights owned by such acquiror and its affiliates) will entitle the holder thereof to purchase, for the exercise price, a number of shares of our common stock having a then-current market value of twice the exercise price. If, after an acquiror obtains 15% or more of our common stock,

•	we merge into another entity,

•	an acquiring entity merges into us or

•	we sells more than 50% of our assets or earning power,

then each right (other than rights owned by such acquiror and its affiliates) will entitle the holder thereof to purchase, for the exercise price, a number of shares of common stock of the person engaging in the transaction having a then current market value of twice the exercise price.

At any time after the date on which an acquiror obtains 15% or more of our common stock and prior to the acquisition by the acquiror of 50% of the outstanding common stock, a majority of our board of directors may exchange the rights (other than rights owned by such acquiror and its affiliates), in whole or in part, for shares of our common stock at an exchange ratio of one share of common stock per right (subject to adjustment).

Rights will be redeemable at our option for $0.01 per right at any time on or prior to the fifth day (or such later date as may be determined by our board of directors) after public announcement that a person has acquired beneficial ownership of 15% or more of our common stock.

The rights expire on the earliest of November 13, 2011 or exchange or redemption of the rights as described above. The terms of the rights and the rights agreement may be amended in any respect without the consent of the holders of the rights on or prior to the distribution date; thereafter, the terms of the rights and the rights agreement may be amended without the consent of the holders of the rights in order to cure any ambiguities or to make changes which do not adversely affect the interests of the holders of the rights holders (other than an acquiror).

Rights will not have any voting rights. Rights will have the benefit of certain customary anti-dilution provisions.

The foregoing is a summary of certain principal terms of the stockholder rights plan only and is qualified in its entirety by reference to the Amended and Restated Preferred Stock Rights Agreement dated as of October 27, 2004, between us and Mellon Investor Services LLC, as rights agent. The rights agreement may be amended from time to time. A copy of the rights agreement was filed with the Securities and Exchange Commission as an exhibit to an amended registration statement on Form 8-A/A dated November 1, 2004.

Certain U.S. federal income tax considerations

The following is a summary of certain U.S. federal income and, in the case of non-U.S. holders (as defined below), certain estate tax considerations of the purchase, ownership and disposition of notes and the shares of common stock into which the notes may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable regulations, administrative rulings and judicial decisions currently in effect, any of which may subsequently be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. There can be no assurances that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or common stock. Except where noted, this summary deals only with a note or share of common stock held as a capital asset (that is, for investment purposes) by a beneficial owner who purchased the note on original issuance at its “issue price” (which is the first price at which a substantial portion of the notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary does not address all aspects of U.S. federal income taxes and does not deal with tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•

holders that may be subject to special tax treatment, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, or traders in securities that elect to use a mark-to-market method of accounting for their securities;

•

persons holding notes or common stock as a part of a hedging, integrated or conversion transaction or a straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code;

•	U.S. holders (as defined below) of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

•	Holders that are pass-through entities, or investors in such entities;

•	alternative minimum tax consequences, if any;

•	any state, local or foreign tax consequences; and

•	gift or, except as discussed below for non-U.S. holders, estate tax consequences, if any.

If a partnership (including any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax and estate tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. holder” means a beneficial owner of notes or shares of common stock received upon conversion of notes that is, for U.S. federal income tax purposes:

• an individual citizen or resident of the United States;

Certain U.S. federal income tax considerations

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) of notes or shares of common stock received upon conversion of the notes that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” or, in certain circumstances, individuals who are U.S. expatriates. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

CONSEQUENCES TO U.S. HOLDERS

Interest

It is anticipated, and this discussion assumes, that the notes will be issued for an amount equal to their principal amount. In such case, stated interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes.

Sale, exchange, redemption or other taxable disposition of notes

Except as provided below under “Consequences to U.S. holders—Conversion of notes,” a U.S. holder generally will recognize capital gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference between the amount realized (less amounts attributable to accrued interest, which will be taxable as such) upon the sale, exchange, redemption or other taxable disposition and the U.S. holder’s tax basis in the note. A U.S. holder’s tax basis in a note will generally be equal to the amount that the U.S. holder paid for the note. If, at the time of the sale, exchange, redemption or other taxable disposition of the note, a U.S. holder has held the note for more than one year, such gain or loss will be a long-term capital gain or loss. Otherwise, such gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during the taxable years beginning on or after January 1, 2011. A U.S. holder’s ability to deduct capital losses is subject to certain limitations.

Conversion of notes

If a U.S. holder receives solely cash in exchange for a note upon conversion, the U.S. holder’s gain or loss will be determined in the same manner as if the U.S. holder disposed of the note in a taxable disposition (as described above under “Consequences to U.S. holders—Sale, exchange, redemption or other taxable disposition of notes”). The tax treatment of a conversion of a note into cash and common stock is uncertain, and U.S. holders should consult their tax advisors regarding the consequences of such a conversion.

Certain U.S. federal income tax considerations

If a combination of cash and stock is received by you upon conversion of a note, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that the conversion would be treated as a “recapitalization” for such purposes. In such case, gain, but not loss, would be recognized equal to the excess of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such) over a U.S. holder’s tax basis in the notes, but in no event should the gain recognized exceed the amount of cash received (excluding cash received in lieu of a fractional share and cash attributable to accrued interest). The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. holder receives for the fractional share and the portion of the U.S. holder’s tax basis in the note that is allocable to the fractional share. Subject to the discussion under “—U.S. holders—constructive distributions” below regarding the possibility that the adjustment to the conversion rate of a note converted in connection with a fundamental change may be treated as a taxable stock dividend, any gain or loss recognized on conversion generally would be capital gain or loss and would be long-term capital gain or loss if, at the time of the conversion, the note has been held for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during the taxable years beginning on or after January 1, 2011.

The tax basis of the shares of common stock received upon such a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (excluding cash received in lieu of a fractional share and cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. holder’s holding period for shares of common stock would include the period during which the U.S. holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

U.S. holders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of converting their notes into cash or a combination of cash and common stock.

Distributions on common stock

Distributions, if any, made on our common stock generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. However, with respect to dividends received by certain non-corporate U.S. holders (including individuals), for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in the common stock and thereafter as capital gain. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.

Constructive distributions

The conversion rate of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable

Certain U.S. federal income tax considerations

adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and possibly adjustments in connection with a fundamental change) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. holder will be deemed to have received a distribution even though the U.S. holder has not received any cash or property as a result of such adjustments. Any deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules described above under “Consequences to U.S. holders—Distributions on common stock.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends received or the dividends received deduction.

Sales, redemptions or other taxable dispositions of common stock

Upon the sale, redemption or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder’s tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations.

Possible effect of the change in conversion consideration after a business combination

In the event that we undergo a business combination as described under “Description of Notes— Conversion Rights—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change—Make-Whole Fundamental Changes Involving an Acquisition of Us by a Public Acquiror,” the conversion obligation may be adjusted so that holders would be entitled to convert the notes into the type of consideration that they would have been entitled to receive upon such business combination had the notes been converted into our common stock immediately prior to such business combination, except that such holders will not be entitled to receive a make whole premium. Depending on the circumstances, such an adjustment might result in a deemed taxable exchange to a holder and a modified note might be treated as newly issued at that time, potentially resulting in the recognition of taxable gain or loss.

Information reporting and backup withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. holder, unless the U.S. holder is an exempt recipient such as a corporation. Backup withholding will apply to those payments if the U.S. holder fails to make required certifications and provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowable as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided required information is furnished timely to the IRS.

Certain U.S. federal income tax considerations

CONSEQUENCES TO NON-U.S. HOLDERS

Interest

The 30% U.S. federal withholding tax will not be applied to any payment of interest on a note to a non-U.S. holder provided that

•

the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership; and

•

the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or, if the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, the non-U.S. holder and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if provided by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base, then (although the non-U.S. holder will be exempt from the 30% withholding tax provided the certification requirements discussed, above are satisfied) the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax at a 30% rate (or lesser rate under an applicable income tax treaty).

Dividends and constructive distributions

Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate as described under “Consequences to U.S. holders—Constructive distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any

Certain U.S. federal income tax considerations

applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sales, exchanges, redemptions, conversions or other dispositions of notes or shares of common stock

Gain realized by a non-U.S. holder on the sale, exchange, redemption, or other disposition of a note or common stock (as well as upon the conversion of a note into cash or into a combination of cash and stock) will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if provided by an applicable income treaty, is attributable to a U.S. permanent establishment or fixed base);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the 5-year period ending on the date of disposition of the notes or common stock, as the case may be.

If the non-U.S. holder’s gain is described in the first bullet point above, such holder generally will be subject to United States federal income tax on the net gain derived from the sale. If such holder is a corporation, then it may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If the non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to a 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though such holder is not considered a resident of the United States. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules. In addition, such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

We believe that we are not and do not anticipate becoming a USRPHC for U.S. federal income tax purposes. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply if a non-U.S. holder holds, directly and indirectly, at all times during the applicable period, five percent or less of the notes or common stock, as the case may be, provided that the notes or common stock, as the case may be, was regularly traded on an established securities market.

U.S. federal estate tax

The estate of a non-U.S. holder will not be subject to U.S. federal estate tax on the notes beneficially owned by the non-U.S. holder at the time of his or her death provided that:

•

any interest payments to the non-U.S. holder on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the rules described in “Consequences to non-U.S. holders— Interest,” without regard to the certification requirements described in the last bullet point; and

Certain U.S. federal income tax considerations

•

interest on the notes would not have been, if received at the time of the non-U.S. holder’s death, effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (or, if an income tax treaty applies, attributable to a U.S. permanent establishment or fixed base).

The estate of a non-U.S. holder will be subject to U.S. federal estate tax on common stock beneficially owned by the non-U.S. holder at his or her death, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest or dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under “Consequences to non-U.S. holders—Interest” has been received (and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient). In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received (and the payor does not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient) or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowable as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is furnished timely to the IRS.

Underwriting

We are offering the notes described in this prospectus supplement through the underwriters named below. UBS Securities LLC and Lehman Brothers Inc., as joint bookrunning managers, are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the principal amount of notes listed next to its name in the following table:

Underwriters	Principal amount of notes
UBS Securities LLC	$
Lehman Brothers Inc.	$
Cowen and Company, LLC	$
Needham & Company, LLC	$
Piper Jaffray & Co.	$

Total		$200,000,000

The underwriting agreement provides that the underwriters must buy all of the notes if they buy any of them. However, the underwriters are not required to take or pay for the notes covered by the underwriters’ over-allotment option described below.

The notes are offered subject to a number of conditions, including:

•	receipt and acceptance of the notes by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters the option to buy up to an additional $30,000,000 principal amount of notes. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional notes on a pro rata basis in approximately the same proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Notes sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to         % of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of notes made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be

Underwriting

obligated to purchase the notes at the price and upon the terms stated in the underwriting agreement and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per note (expressed as a percentage of the principal amount of notes) and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional $30,000,000 aggregate principal amount of notes:

	No exercise	Full exercise
Per note	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $850,000.

In compliance with guidelines of the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

NO SALES OF SIMILAR SECURITIES

We and each of our executive officers and our directors have entered into lock-up agreements with the underwriters. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. Under these agreements, subject to certain exceptions, we will not, without the prior written approval of UBS Securities LLC and Lehman Brothers Inc.:

•

issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any of our common stock, any of our debt securities or any other securities that are substantially similar to our common stock or the notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing,

•

file or cause to become effective a registration statement under the Securities Act relating to the offer and sale of any of our common stock, any of our debt securities or any other securities that are substantially similar to our common stock or the notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing,

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, any of our debt securities or any other securities that are substantially similar to our common stock or the notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise, or

•	publicly announce an intention to effect any of the foregoing transactions.

Our lock-up agreement will not apply to, among other things:

•	the issuance of the notes in this offering, or

Underwriting

•	the issuance of common stock upon conversion of the notes,

Our executive officers and directors have agreed that they will not, without the prior approval of UBS Securities LLC and Lehman Brothers Inc.:

•

sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any of our common stock, any of our debt securities or any other securities that are substantially similar to our common stock or the notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing,

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, any of our debt securities or any other securities that are substantially similar to our common stock or the notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise, or

•	publicly announce an intention to effect any of the foregoing transactions.

The lock-up agreements entered into by our executive officers and directors will not apply to, among other things: bona fide gifts, provided the recipient agrees to be bound by the lock-up restrictions; dispositions to any trust, partnership or limited liability company for the direct or indirect benefit of an executive officer or director and/or an immediate family member, provided that the trust, partnership or limited liability company agrees to be bound by the lock-up restrictions; partners of the individual signing the agreement, provided the transferee agrees to be bound by the lock-up restrictions; to a nominee or custodian of a person or entity to whom a transfer would be permissible under the above clauses; transfers by will or intestacy; the sale or surrender in connection with the merger, consolidation or acquisition of Epicor or shares withheld by Epicor in respect of withholding taxes due upon vesting of restricted shares; or transactions pursuant to existing 10b5-1 stock trading plans.

The 90-day lock-up period is subject to extension if:

•

during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the lock-up period and ends on the last day of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or

•

prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the lock-up period, then, unless an exemption under the NASD’s rules applies, the lock-up period will continue until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.

UBS Securities LLC and Lehman Brothers Inc. may waive any of these restrictions at any time, in their sole discretion, without notice.

Underwriting

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NEW ISSUE OF SECURITIES

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Our common stock is currently quoted on The Nasdaq Global Select Market under the symbol “EPIC.” We intend to list the shares of common stock issuable upon conversion of the notes on The Nasdaq Global Select Market.

PRICE-STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the notes and our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress. These transactions may also include making short sales of the notes, which involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in this offering.

Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing notes in the open market. In making this determination, the underwriters will consider, among other things, the price of notes available for purchase in the open market compared to the price at which they may purchase notes through the over-allotment option.

Underwriting

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions in the over-the-counter market or otherwise.

PASSIVE MARKET MAKING

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

EUROPEAN ECONOMIC AREA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of the notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

Underwriting

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the notes have not authorized and do not authorize the making of any offer of the notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

France

Neither this prospectus supplement nor any other offering material relating to the notes described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the notes has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

Underwriting

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

AFFILIATIONS

Certain of the underwriters or their affiliates have in the past provided commercial banking, financial advisory, investment banking or other services for us and our affiliates, for which they received customary fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform these types of services for us and our affiliates in the ordinary course of their business.

Legal matters

The validity of the notes offered by this prospectus supplement will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.

Independent registered public accounting firm

The consolidated financial statements of Epicor Software Corporation and subsidiaries as of and for the year ended December 31, 2006 included herein, have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as stated in their report included herein.

The consolidated financial statements of Epicor Software Corporation and subsidiaries as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 included herein, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report included herein.

EPICOR Software Corporation

Consolidated Financial Statements

All other schedules are omitted because they are not required or the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Epicor Software Corporation

Irvine, California

We have audited the consolidated balance sheet of Epicor Software Corporation and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Epicor Software Corporation and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Epicor Software Corporation’s and subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of Epicor Software Corporation’s and subsidiaries’ internal control over financial reporting and an unqualified opinion on the effectiveness of Epicor Software Corporation’s and subsidiaries’ internal control over financial reporting.

/s/ McGladrey & Pullen, LLP

Irvine, California

March 11, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Epicor Software Corporation:

We have audited the accompanying consolidated balance sheet of Epicor Software Corporation and subsidiaries (the “Company”) as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Epicor Software Corporation and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, California

March 31, 2006

Epicor Software Corporation

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$70,178	$49,768
Short term investments	—	3,271
Accounts receivable, net	83,965	67,728
Deferred income taxes	17,909	20,726
Inventory, net	4,885	4,572
Prepaid expenses and other current assets	7,587	6,759

Total current assets	184,524	152,824
Property and equipment, net	12,251	11,347
Deferred income taxes	19,836	22,449
Intangible assets, net	56,209	73,539
Goodwill	163,360	164,451
Other assets	5,710	4,341

Total assets	$441,890	$428,951

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,298	$12,150
Accrued compensation and benefits	24,236	27,114
Other accrued expenses	26,683	29,595
Current portion of long-term debt	1,102	100
Current portion of accrued restructuring costs	795	2,812
Current portion of deferred revenue	63,726	57,183

Total current liabilities	130,840	128,954

Long-term debt, less current portion	98,273	124,639
Long-term portion of accrued restructuring costs	876	1,460
Long-term portion of deferred revenue	1,271	2,284
Long-term deferred income taxes	2,010	1,164

Total long-term liabilities	102,430	129,547

Commitments and contingencies (Note 7)

Stockholders’ equity:
Common stock, $0.001 par value, 180,000 shares authorized: 58,810 and 55,731 shares issued and outstanding	59	56
Additional paid-in capital	350,605	336,139
Less: treasury stock at cost, 903 and 884 shares	(10,895)	(10,679)
Accumulated other comprehensive (loss)	(954)	(1,053)
Accumulated deficit	(130,195)	(154,013)

Total stockholders’ equity	208,620	170,450

Total liabilities and stockholder’s equity	$441,890	$428,951

See accompanying notes to the consolidated financial statements.

Epicor Software Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year ended December 31,
	2006	2005	2004
Revenues:
License fees	$99,530	$77,052	$59,037
Consulting	107,520	73,666	56,891
Maintenance	150,010	134,544	105,455
Hardware and other	27,036	4,151	3,483

Total revenues	384,096	289,413	224,866

Cost of revenues:
License fees	19,295	15,548	11,220
Consulting	88,043	58,640	41,580
Maintenance	34,186	28,212	25,114
Hardware and other	23,937	2,046	2,108
Amortization of intangible assets	17,007	11,759	7,327

Total cost of revenues	182,468	116,205	87,349

Gross profit	201,628	173,208	137,517

Operating expenses:
Sales and marketing	70,417	61,034	47,975
Software development	34,060	28,454	24,736
General and administrative	52,118	46,256	38,861
Restructuring charges	—	359	2,382
Write-off of in-process research and development	—	2,000	—

Total operating expenses	156,595	138,103	113,954

Income from operations	45,033	35,105	23,563

Other income (expense):
Interest income	1,692	1,235	819
Interest expense	(9,274)	(1,471)	(604)
Other income (expense)	1,156	(935)	1,698

Other income (expense), net	(6,426)	(1,171)	1,913

Income before income taxes	38,607	33,934	25,476
Provision (benefit) for income taxes	14,789	(18,189)	1,336
Minority interest in income of consolidated subsidiary	—	88	171

Net income	$23,818	$52,035	$23,969

Net income per share:
Basic	$0.43	$0.95	$0.47
Diluted	$0.42	$0.92	$0.45
Weighted average common shares outstanding:
Basic	55,919	54,665	50,753
Diluted	57,005	56,574	53,714

See accompanying notes to consolidated financial statements.

Epicor Software Corporation

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(in thousands)

	Series C and D Convertible Preferred Stock		Common Stock		Additional Paid in Capital	Treasury Stock		Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Net Stockholders’ Equity	Comprehensive Income
	Shares	Amount	Shares	Amount		Shares	Amount
BALANCE December 31, 2003	361,735	$10,423	46,230	$46	$247,086	113	$(322)	$245	$(230,017)	$27,461
Conversion of preferred stock	(193,577)	(7,377)	1,936	2	7,375					—
Acquisition of treasury stock related to stock option exchange program						304	(4,109)			(4,109)
Stock-based compensation expense					2,617					2,617
Shares issued for acquisition of Scala, net of issuance cost of $679			4,248	4	45,329					45,333
Forfeiture of unvested restricted stock from terminated employees			(4)							—
Employee stock purchases			134		1,086					1,086
Exercise of stock options			611	1	2,392					2,393
Net income									23,969	23,969	23,969
Foreign currency translation								(1,093)		(1,093)	(1,093)

BALANCE December 31, 2004	168,158	$3,046	53,155	$53	$305,885	417	$(4,431)	$(848)	$(206,048)	$97,657	$22,876

Conversion of preferred stock	(168,158)	(3,046)	1,682	2	3,044					—
Acquisition of treasury stock related to stock option exchange program						467	(6,248)			(6,248)
Stock-based compensation expense					2,625					2,625
Issuance of restricted stock			200	—	2					2
Employee stock purchases			123	—	1,326					1,326
Exercise of stock options			571	1	2,298					2,299
Tax benefits of excess stock option deductions					20,959					20,959
Net income									52,035	52,035	52,035
Foreign currency translation								(205)		(205)	(205)

BALANCE December 31, 2005	—	$—	55,731	$56	$336,139	884	$(10,679)	$(1,053)	$(154,013)	$170,450	$51,830

Acquisition of treasury stock						19	(216)			(216)
Stock-based compensation expense					9,451					9,451
Issuance of restricted stock			2,351	2	—					2
Employee stock purchases			96	—	1,086					1,086
Exercise of stock options			632	1	2,244					2,245
Tax benefits of stock option exercises and restricted stock vesting					1,685					1,685
Net income									23,818	23,818	23,818
Foreign currency translation								99		99	99

BALANCE December 31, 2006	—	$—	58,810	$59	$350,605	903	$(10,895)	$(954)	$(130,195)	$208,620	$23,917

See accompanying notes to consolidated financial statements

Epicor Software Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2006	2005	2004
Operating activities
Net income	$23,818	$52,035	$23,969
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,558	16,265	10,447
Stock-based compensation expense	9,451	2,625	2,617
Provision for doubtful accounts	2,274	1,544	1,485
Provision for excess and obsolete inventory	200	—	—
Restructuring charges	—	359	2,382
Write-off of in-process R&D	—	2,000	—
Deferred income taxes	9,518	(41,179)	—
Excess tax benefits from share-based payment arrangements	(1,784)	20,959	—
Settlement of claim	—	—	(284)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(16,691)	(5,707)	(18,729)
Inventory	(1,656)	(4,319)	35
Prepaid expenses and other current assets	(327)	6,329	5,176
Other assets	321	573	(541)
Accounts payable	1,732	(4,339)	2,762
Accrued expenses	(5,729)	(3,423)	(1,664)
Accrued restructuring costs	(1,478)	(1,687)	(6,416)
Deferred revenue	3,554	(4,333)	6,469

Net cash provided by operating activities	46,761	37,702	27,708

Investing activities
Purchases of property and equipment	(5,590)	(3,393)	(4,453)
Sale (purchase) of short-term investments	3,271	(3,271)	—
Decrease in restricted cash	—	—	501
Cash paid for acquisitions, net of cash acquired	(2,277)	(125,077)	(36,905)

Net cash used in investing activities	(4,596)	(131,741)	(40,857)

Financing activities
Proceeds from long-term debt	122,000	140,101	30,000
Principal payments on long-term debt	(147,525)	(45,255)	—
Debt issuance fees	(1,476)	—	—
Proceeds from exercise of stock options	2,245	2,299	2,393
Proceeds from employee stock purchase plan	1,086	1,326	1,086
Excess tax benefits from share-based payment arrangements	1,784	—	—
Purchase of treasury stock	(216)	(6,248)	(4,109)
Issuance of restricted stock	2	—	—
Costs to register shares issued for Scala acquisition	—	—	(679)

Net cash (used in) provided by financing activities	(22,100)	92,223	28,691

Effect of exchange rate changes on cash	345	(2,127)	(712)

Net increase (decrease) in cash and cash equivalents	20,410	(3,943)	14,830
Cash and cash equivalents at beginning of period	49,768	53,711	38,881

Cash and cash equivalents at end of period	$70,178	$49,768	$53,711

See accompanying notes to consolidated financial statements.

Epicor Software Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Epicor Software Corporation, a Delaware corporation, and its subsidiaries (Epicor or the Company) design, develop, market and support integrated enterprise business software solutions for use by mid-size businesses as well as divisions and subsidiaries of larger corporations worldwide. The Company also offers support, consulting and education services in support of its customers’ use of its software products. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, cash flows used to evaluate the recoverability of the Company’s long-lived assets, deferred tax assets, lives of intangible assets, property, plant and equipment and certain accrued liabilities related to restructuring activities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short-term investments

The Company considers all liquid interest-earning investments with maturities of more than three months and less than twelve months at the date of purchase to be short-term investments. Short-term investments generally mature between three months and twelve months from the purchase date based on the Company’s cash management policy. All short-term investments are classified as available for sale and are recorded at market using the specific identification method; unrealized gains and losses are reflected in other comprehensive income. Cost approximates market for all classifications of cash and short-term investments; realized and unrealized gains and losses are not material.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, trade receivables and payables, and its credit facilities (Note 6). The carrying amounts of these instruments, excluding the credit facilities, approximate fair value because of their short-term maturities. The credit facilities approximate fair value because of their variable interest rates.

Inventory

Inventories, which are comprised solely of finished goods, are stated at the lower of cost (first-in, first-out or “FIFO”) or market. Probable losses from obsolete and slow moving inventories are recorded

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

when identified. For the year ended December 31, 2006, the Company recorded $200,000 in provision and had a balance of $200,000 for allowance of obsolete and slow moving inventory.

Revenue Recognition

The Company recognizes revenue in accordance with accounting principles generally accepted in the United States of America, principally:

➢	Statement of Position (SOP) No. 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants (AICPA) and interpretations;

➢	AICPA SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions;”

➢	Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements,” issued by the United States Securities and Exchange Commission as amended by SAB No. 104;

➢	Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables;” and

➢	SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” issued by the AICPA.

The Company enters into contractual arrangements with end-users of its products to sell software licenses, maintenance services, consulting services, or various combinations thereof, including the sale of such elements separately. For each arrangement, revenues are recognized when both parties have signed an agreement, the fees to be paid by the customer are fixed or determinable, collection of the fees is probable, delivery of the product has occurred, vendor-specific objective evidence (VSOE) of the fair value of any undelivered elements exists and no other significant obligations on the part of the Company remain.

For multiple-element software arrangements, the Company accounts for the software license component using the residual method. The residual method generally requires recognition of software license revenue in a multiple-element arrangement once all software products have been delivered and accepted by the customer and the only undelivered elements are maintenance services and/or consulting services. The fair value of the maintenance services is determined based on VSOE of fair value and is deferred and recorded as revenue ratably over the maintenance term. The residual revenue is allocated to the license fee associated with the software products in the transaction. The Company’s maintenance services’ VSOE of fair value is determined by reference to the price the Company’s customers are required to pay for the services when sold separately (i.e. the maintenance services fees paid by the Company’s customers upon renewal).

If in the services element of the arrangement the Company performs significant production, modification or customization of its software, the Company applies the provisions of SOP No. 81-1, otherwise SOP No. 97-2 applies.

In certain instances, we enter into arrangements that include two or more non-software products or services such as hardware and related services. Such arrangements are divided into separate units of accounting provided that the delivered item has stand-alone value and there is objective and reliable

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

evidence of the fair value of the undelivered items. The total arrangement fee is allocated to the undelivered elements based on their fair values and to the initial delivered elements using the residual method. Revenue is recognized separately, and in accordance with our revenue recognition policy, for each element.

License Revenues:    Amounts allocated to software license revenues are recognized at the time of shipment of the software when fair value for any undelivered elements is determinable and all the other revenue recognition criteria discussed above have been met.

Revenues on sales made to the Company’s resellers are recognized upon shipment of the Company’s software to the reseller when the reseller has an identified end-user and all other revenue recognition criteria noted above are met. Under limited arrangements with certain distributors, all the revenue recognition criteria have been met upon delivery of the product to the distributor and, accordingly, revenues are recognized at that time. The Company does not offer a right of return on its products.

Consulting Service Revenues:    Consulting service revenues are comprised of consulting and implementation services and, to a limited extent, training. Consulting services are generally sold on a time-and-materials basis and can include services ranging from software installation to data conversion and building non-complex interfaces to allow the software to operate in integrated environments. Consulting engagements can last anywhere from one week to several months and are based strictly on the customer’s requirements and complexities and are independent of the functionality of the Company’s software. The Company’s software, as delivered, can generally be used by the customer for the customer’s purpose upon installation. Further, implementation and integration services provided are generally not essential to the functionality of the software, as delivered, and do not result in any material changes to the underlying software code. Services are generally separable from the other elements under the same arrangement since the performance of the services are not essential to the functionality of the other elements of the transaction, the services are described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services, and VSOE of fair value exists for the services based on sold separately data. For services performed on a time-and-material basis, revenue is recognized when the services are performed and billed. On occasion, the Company enters into fixed fee arrangements or arrangements in which customer payments are tied to achievement of specific milestones. In fixed fee arrangements, revenue is recognized as services are performed as measured by hours incurred to date, as compared to total estimated hours to be incurred to complete the work. In milestone achievement arrangements, the Company recognizes revenue as the respective milestones are met.

The Company has recorded unbilled consulting revenues totaling $2,955,000 and $851,000 at December 31, 2006 and 2005, respectively. These unbilled revenues represent consulting services performed during the last two weeks of the quarter but not billed until the 15th of the following month. The Company cuts-off consulting billing on the 15th of each month. Unbilled consulting revenue is recorded in accounts receivable in the accompanying consolidated balance sheets.

Maintenance Service Revenues:    Maintenance service revenues consist primarily of fees for providing unspecified software upgrades on a when-and-if-available basis and technical support over a specified term, which is typically twelve months. Maintenance revenues are typically paid in advance and are recognized on a straight-line basis over the term of the contract.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Hardware revenues:    In some cases, the Company resells third party hardware systems and related peripherals as part of an end-to-end solution requested by its customers. Hardware revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. The Company considers delivery to occur when the product is shipped and title and risk of loss have passed to the customer.

Software License Indemnification:    The Company’s standard software license agreements contain an infringement indemnity clause under which we agree to defend, indemnify and hold harmless our customers and business partners against liability and damages arising from third party claims that the Company’s products violate or infringe the intellectual property rights of others. These clauses constitute a form of guarantee that is subject to the disclosure requirements, but not the initial recognition or measurement provisions, of Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company has never lost a third party infringement claim and to date, the Company’s costs to defend such claims and/or lawsuits have been insignificant. Although it is possible that in the future third parties may claim that the Company’s current or potential future software solutions infringe on their intellectual property, a maximum obligation arising out of these types of agreements is not explicitly stated and, therefore, the overall maximum amount of these obligations cannot be reasonably estimated.

Allowance for Doubtful Accounts

The Company sells its products directly to end-users, generally requiring an up-front payment and remaining terms appropriate for the creditworthiness of the customer. The Company also sells its products to VARs and other software distributors generally under terms appropriate for the creditworthiness of the VAR or distributor. The Company believes no significant concentrations of credit risk existed at December 31, 2006. Receivables from customers are generally unsecured. The Company continuously monitors its customer account balances and actively pursues collections on past due balances.

The Company’s accounts receivable go through a collection process that is based on the age of the invoice and requires attempted contacts with the customer at specified intervals and the assistance from other personnel within the Company who have a relationship with the customer. If, after a specified number of days, the Company has been unsuccessful in its collection efforts, the Company may turn the account over to a collection agency. The Company writes-off accounts to its allowance when the Company has determined that collection is not likely. The factors considered in reaching this determination are (i) the apparent financial condition of the customer; (ii) the success that the Company has had in contacting and negotiating with the customer and (iii) the number of days the account has been with a collection agency.

The Company maintains an allowance for doubtful accounts based on historical collections, performance and specific collection issues. If actual bad debts differ from the reserves calculated, the Company records an adjustment to bad debt expense in the period in which the difference occurs. Such adjustment could result in additional charges to the Company’s results of operations.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Activity for allowance for doubtful accounts is as follows (in thousands):

	Balance at Beginning of Period	Provision for Doubtful Accounts	Amounts (Written Off) Recoveries	Balance at End of Period
For the Year Ended December 31, 2004	$3,992	$1,485	$1,126	$6,603
For the Year Ended December 31, 2005	$6,603	$1,544	$(2,136)	$6,011
For the Year Ended December 31, 2006	$6,011	$2,274	$(1,907)	$6,378

Property and Equipment

Equipment, furniture, fixtures and leasehold improvements are recorded at cost. The Company depreciates equipment, furniture and fixtures using the straight-line method over the estimated useful lives of the assets, which are generally three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining term of the lease.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, are evaluated for impairment when events or changes in circumstances that indicate that their carrying value may not be recoverable from future cash flows. Based on the Company’s most recent analysis, the Company has concluded there is no impairment at December 31, 2006.

Software Development Costs

Software development costs are accounted for in accordance with Statement SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Accordingly, software development costs incurred subsequent to the determination of technological feasibility and marketability of a software product are capitalized. Capitalization of costs ceases and amortization of capitalized software development costs commences when the products are available for general release. Amortization is determined on a product by product basis using the greater of a ratio of current product revenues to projected current and future product revenues or an amount calculated using the straight-line method over the estimated economic life of the product, which is generally three to five years.

Capitalized software development costs are stated at the lower of amortized cost or net realizable value. Recoverability of these capitalized costs is determined by comparing the forecasted future revenues from the related products, based on management’s best estimates using appropriate assumptions and projections at the time, to the carrying amount of the capitalized software development costs. If the carrying value is determined not to be recoverable from future revenues, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the future revenues. For the years ended December 31, 2006, 2005 and 2004, no software development costs were capitalized because the time period and cost incurred between technological feasibility and general release for all software product releases was insignificant.

Intangible Assets

The Company’s intangible assets are comprised of acquired technology, customer base, trademarks, covenants not to compete and a third party funded development agreement. These intangibles are

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

amortized on a straight-line basis over the estimated economic life of the asset. The Company continually evaluates the recoverability of the intangible assets and considers any events or changes in circumstances that would indicate that the carrying amount of an asset may not be recoverable. Any material changes in circumstances, such as large decreases in revenue or the discontinuation of a particular product line could require future write-downs in the Company’s intangible assets and could have a material adverse impact on the Company’s operating results for the periods in which such write-downs occur. Amortization of intangible assets included in cost of license revenues totaled $17,007,000, $11,759,000 and $7,327,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization included in general and administration expenses totaled $1,094,000, $581,000 and $171,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Goodwill

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” the Company performed an impairment review of its recorded goodwill in 2006 and determined that no impairment of goodwill existed because the estimated fair value of each reporting unit exceeded its carrying amount. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of each reporting unit exceeds its estimated fair value. Factors that could trigger an impairment include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the Company’s overall business and significant negative industry or economic trends. Future impairment reviews may require write-downs in the Company’s goodwill and could have a material adverse impact on the Company’s operating results for the periods in which such write-downs occur.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $1,226,000, $1,069,000 and $962,000 for the years ended December 31, 2006, 2005 and 2004 respectively.

Foreign Currency Translation

The functional currency of the Company’s foreign operations is generally the respective local country’s currency. Assets and liabilities of the foreign operations are translated into U.S. dollars at the exchange rate at the balance sheet date, whereas revenues and expenses are translated into U.S. dollars at average exchange rates for the reporting period. Translation adjustments are included in accumulated other comprehensive income (loss) and realized transaction gains and (losses) are recorded in results of operations. For the years ended December 31, 2006, 2005 and 2004, the Company recorded translation gains (losses) of $99,000, $(205,000) and $(1,093,000), respectively, in accumulated other comprehensive income (loss). For the years ended December 31, 2006, 2005 and 2004 the Company realized transaction gains (losses) of $1,037,000, $(1,207,000) and $1,698,000, respectively, in results of operations.

The Company’s board of directors has approved a foreign currency risk policy that allows the Company to enter into forward contracts and purchase option agreements to hedge foreign currency risks. The Company has an on going program to evaluate its foreign currency risk and to minimize these risks whenever possible through leading and lagging accounts payables and accounts receivables, centralized

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

cash management and other forms of natural hedging. The Company also uses forward contracts or purchased options to hedge some of its foreign currency transaction exposure. Gains and losses resulting from these transactions are included in other income and expense. As of December 31, 2006 and 2005, the Company had no open forward contracts or purchase options.

Concentration of Credit Risks

The Company sells its products directly to end users generally requiring a significant up-front payment and remaining terms appropriate for the creditworthiness of the customer. The Company also sells its products to Value Added Resellers (VARs) and other software distributors generally under terms appropriate for the creditworthiness of the VAR or distributor. The Company believes no significant concentrations of credit risk existed at December 31, 2006 or 2005. Receivables from VARs, software distributors and end users are unsecured.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with high credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. Deposits with its US issuers may exceed the amounts of federal deposit insurance provided on such deposits and deposits held outside the US are not afforded such protection. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. The Company mitigates default risk by investing in only the safest and highest credit quality securities and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The Company has not experienced any losses on deposits of cash or cash equivalents.

Basic and Diluted Net Income per Share

Net income per share is calculated in accordance with SFAS No. 128, “Earnings per Share.” Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period and the weighted average common equivalent of convertible preferred stock outstanding for the period, excluding shares of unvested restricted stock. The convertible preferred stock is included because the holders of the convertible preferred stock participate in any dividends paid on the Company’s common stock on an as-converted basis, and because the Company believes the convertible preferred stock is a participating security that is essentially equivalent to common stock, based on all the rights and preferences of both types of stock. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and potential common shares outstanding during the period if their effect is dilutive.

For the years ended December 31, 2006, 2005 and 2004 options to purchase 571,000, 509,000 and 529,000 shares, respectively, of common stock with weighted average prices of $14.37, $15.07 and $15.16, respectively, were outstanding but not included in the computation because the effect would be anti-dilutive.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table computes basic and diluted net income per share (in thousands, except per share amounts):

	Year Ended December 31,
	2006	2005	2004
Net income applicable to common stockholders	$23,818	$52,035	$23,969

Basic:
Weighted average common shares outstanding	57,500	54,371	49,138
Weighted average common equivalent of convertible preferred stock	—	991	3,353
Weighted average common shares of unvested restricted stock	(1,581)	(697)	(1,738)

Shares used in the computation of basic net income per share	55,919	54,665	50,753

Net income per share applicable to common stockholders—basic	$0.43	$0.95	$0.47

Diluted:
Shares used in the computation of basic net income per share	55,919	54,665	50,753
Stock options and employee stock purchase plan (ESPP) shares	936	1,594	2,096
Unvested restricted stock	150	315	865

Shares used in the computation of diluted net income per share	57,005	56,574	53,714

Net income per share applicable to common stockholders—diluted	$0.42	$0.92	$0.45

Income Taxes

The Company accounts for income taxes using the asset and liability method, which recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company regularly reviews its deferred tax assets for recoverability and has established a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company assesses the recoverability of the deferred tax assets on an ongoing basis. In making this assessment the Company is required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion, or all, of the net deferred assets will be realized in future periods.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123-R). The Company adopted the provisions of SFAS 123-R in the first quarter of 2006 and selected the modified prospective method for adoption. Prior to adoption, the Company accounted for the issuance of stock options to employees using the intrinsic value method according to Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). The Company granted stock options with an exercise price equal to the fair

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

market value on the date of grant and, accordingly, no compensation expense was recorded for stock options in prior periods. Under the fair value recognition provisions of SFAS 123-R, share-based compensation cost is measured at the grant date based on the value of the award and is expensed ratably over the vesting period. Determining the fair value of stock options at the grant date requires judgment, including estimating expected dividends, volatility, terms and estimating the amount of share-based awards that are expected to be forfeited. If actual forfeitures differ significantly from the estimates, stock-based compensation expense and the Company’s results of operations could be materially impacted.

The Company also accounts for its restricted stock in accordance with SFAS 123-R. The Company historically recognized compensation expense based on the fair market value of the restricted stock on its grant date, and continues to do so under the provisions of SFAS 123-R.

Comprehensive Income

Total comprehensive income represents the net change in stockholders’ equity during a period from sources other than transactions with stockholders and, as such, includes net income and other specified components. For the Company, the only component of comprehensive income, other than net income, is the change in the cumulative foreign currency translation adjustments recorded in stockholders’ equity.

New Accounting Pronouncements

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. Early adoption within 120 days of the beginning of the Company’s 2007 fiscal year is permissible, provided the Company has not yet issued interim financial statements for 2007 and has adopted SFAS 159. The Company is currently evaluating the potential impact of adopting this standard.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with a taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect, if any, of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings in the period adopted. The Company is currently evaluating the impact that the adoption of FIN 48 will have on the Company’s results of operations, financial position and liquidity. At this time, the Company does not know what the impact will be upon adoption of this standard.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements” (SAB 108). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is effective for the Company’s fiscal year 2006 annual financial statements. The adoption of SAB 108 had no impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 157 will have on its financial statements.

In March 2006, the EITF reached a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)” that the entities may adopt a policy of presenting taxes in the income statement on either a gross or net basis. Gross or net presentation may be elected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes, and some types of excise taxes. The EITF is effective for the Company beginning January 1, 2007. EITF 06-3 will not impact the method for recording these sales taxes in the Company’s consolidated financial statements as the Company has historically presented sales excluding all taxes.

Note 2.    Composition of Certain Financial Statement Captions and Supplemental Cash Flow Information

The following summarizes the components of property and equipment (in thousands):

	December 31,
	2006	2005
Computer equipment	$23,551	$19,249
Furniture, fixtures and equipment	6,606	6,205
Leasehold improvements	10,683	10,131

	40,840	35,585
Less accumulated depreciation and amortization	(28,589)	(24,238)

	$12,251	$11,347

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $5,457,000, $3,925,000 and $2,949,000, respectively.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following summarizes the components of deferred revenue (in thousands):

	December 31,
	2006	2005
Deferred license fees	$1,411	$576
Deferred maintenance	59,411	54,290
Deferred consulting	4,175	4,601

	64,997	59,467
Less current portion	(63,726)	(57,183)

Total long term deferred revenue	$1,271	$2,284

Deferred software license fees have been deferred because one or more of the revenue recognition criteria have not been met. Once these criteria have been fully met, the revenue will be recognized. Deferred maintenance represents fees paid in advance and advance billings for unspecified software upgrades on a when-and-if available basis and technical support over a specified time and recognized on a straight-line basis over the term of the contract. Deferred consulting services represent prepaid and unearned consulting, implementation and training services. Revenue for these services will be recognized as the services are performed. Long-term deferred revenue relates to amounts deferred for maintenance expected to be provided beyond 2007.

Supplemental cash flow information is as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
Cash paid during the year for:
Interest	$7,630	$1,458	$216

Income taxes	$6,347	$2,382	$702

NON CASH ITEMS:
Capital lease	$—	$—	$599

Conversion of preferred stock into common stock	$—	$3,046	$7,377

Note 3.    Acquisitions

Acquisitions have been accounted for under the purchase method of accounting, in accordance with SFAS No. 141, “Business Combinations.” Management is responsible for determining the fair value of the assets acquired and liabilities assumed. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair value. The Company conducts an active mergers and acquisitions program. Acquisition candidates are determined to be viable if they meet the Company’s stringent criteria which includes, but is not limited to, product and technology fit, culture, geography, revenue synergies and financial contribution. Because the software industry is consolidating, the purchase environment is competitive. Valuations are determined through a combination of earnings per share accretion models which assume certain cost synergies, internal rate of return calculations, discounted cash flow models, outside valuations and appraisals and market conditions. The results of the acquisitions are included in the accompanying Consolidated Statements of Operations from the respective acquisition dates forward.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Scala Africa

On October 6, 2006, pursuant to a Stock Purchase Agreement, the Company acquired 100% of the outstanding capital stock of Scala Africa (Proprietary) Limited (Scala Africa) including subsidiary company Scala Business Software (Proprietary) Ltd (SBS) and the assets of Scala East Africa Limited (SEA). Prior to the acquisition, Scala Africa had been a distributor of Scala’s products and related consulting services in Africa. This acquisition is consistent with the Company’s continuing efforts to make selective acquisitions of dealers and partners in countries where the Company has a strong installed base of customers.

The purchase price was allocated to Scala Africa’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of October 6, 2006. The preliminary allocation and the estimates and assumptions are subject to change. The significant areas of the purchase price allocation that are not yet finalized relate to the valuation of identified intangible assets. The following table summarizes the preliminary allocation of the purchase price, which is subject to completion (in thousands):

Cash	$1,393
Transaction costs	298

Total purchase price	$1,691

Fair value of tangible assets acquired:
Cash and marketable securities	$97
Accounts receivable	401
Property and equipment	71
Prepaid and other assets	95
Customer base	690
Goodwill	785
Accounts payable and accrued liabilities	(218)
Deferred revenue	(148)
Other long-term liabilities	(82)

Net assets acquired	$1,691

Goodwill is not amortizable for tax in the foreign jurisdictions. The pro forma impact of this acquisition was not significant to the Company’s historical operations.

CRS

On December 6, 2005, pursuant to a stock purchase agreement, the Company acquired approximately 96% of the outstanding capital stock of CRS Retail Technology Group, Inc. (CRS), a privately held company. The Company acquired the remaining 4% of the outstanding capital stock of CRS effective December 20, 2005. CRS is a provider of merchandising and point-of sale software solutions, hardware and services to the specialty retail industry.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

The total purchase price of CRS is as follows (in thousands):

Cash paid	$121,000
Transaction costs	2,539

Total purchase price	$123,539

The Company used working capital and funds available under a Credit Agreement (Note 6) in order to finance the acquisition.

During 2006, the Company incurred an additional $293,000 in transaction costs as a result of additional legal and accounting costs incurred related to the acquisition. In connection with the acquisition, the Company closed one of the CRS facilities in 2006, resulting in a $238,000 increase in goodwill and accrual of facility exit and severance costs in accordance with EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Business Combination,” (Note 5). During 2006, goodwill increased by $1,142,000 as a result of changes in the original fair value estimates for inventory. The Company completed a fair market value analysis on deferred revenue and recorded a $620,000 increase in goodwill and increase of deferred revenue. Goodwill was reduced during 2006 by $2,094,000 related to additional net operating loss carryforwards identified in connection with the filing of CRS tax returns, tax effect of changes in the original fair value estimates for inventory and deferred revenue, and other tax related items.

The purchase price was allocated to CRS’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of December 6, 2005 with the excess ascribed to goodwill. The following table summarizes the allocation of the purchase price (in thousands):

Fair value of tangible assets acquired:
Cash and marketable securities	$3,438
Accounts receivable	9,356
Inventory	2,305
Property and equipment	3,802
Prepaid and other assets	5,374

Total tangible assets acquired	24,275
Acquired technology	26,700
Acquired in-process research and development	2,000
Customer base	6,000
Trade name	2,900
Non competition agreements	800
Goodwill	78,400
Accounts payable and accrued expenses	(11,918)
Accrued restructuring	(238)
Deferred revenue	(1,835)
Other long-term liabilities	(3,545)

Net assets acquired	$123,539

The acquired in-process research and development of $2,000,000 arose from new product projects that were under development at the date of the acquisition and were expected to eventually lead to new

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

products but had not yet established technological feasibility and for which no future alternative use was identified. The valuation of the in-process research and development projects was based upon the discounted expected future cash flows of the products over the products expected life, reflecting the estimated stage of completion of the projects and the estimate of the costs to complete the projects. This acquired in-process research and development was written-off during the fourth quarter of 2005. Four in-process research and development projects were identified, ranging in completeness from 20% to 40%. Two of these projects are significant enhancements to existing projects; one was completed as of December 31, 2006 and the other is expected to be completed in 2007 and represent 50% of the in-process research and development. The other two projects are new modules to existing products; one was completed as of December 31, 2006 and the other is expected to be completed in 2007. These represent the other 50% of the in-process research and development. The total estimated cost to complete the remaining two projects at December 31, 2006 is approximately $621,000.

Goodwill and identified specific intangibles recorded in this transaction are not deductible for Federal tax purposes. Included in the above purchase price allocation is $2,524,000 of net deferred tax assets.

Scala Italy

On April 5, 2005, the Company acquired certain assets of Scala Italia SRL (Scala Italy), a privately held company located in Italy, for approximately $1,497,000 (including transaction costs of $226,000), of which approximately $1,033,000 was paid at closing, $130,000 paid in July 2005 and $108,000 was paid in April 2006. The final payment, which was earned as of December 31, 2005, represents the amount due on a contingent earn-out against maintenance and support revenues generated by Scala Italy’s customer base.

Scala Romania

On March 31, 2005, the Company acquired the remaining 80.1% of the outstanding shares it did not already own in SC Scala Business Solutions SRL (Scala Romania), a privately held company located in Romania, for approximately $2,018,000 (including transaction costs of $67,000), of which approximately $67,000 was paid at closing and $1,561,000 was paid May 31, 2005. The final payment represented a contingent earn-out against maintenance and support revenues generated by Scala Romania’s customer base. The contingent earn-out was finalized on December 31, 2005 for $390,000 and was paid on March 1, 2006.

Strongline

On December 14, 2004, the Company acquired all of the outstanding stock of Strongline A/S (Strongline), a privately held company located in Denmark, for approximately $5,469,000 in cash (including transaction costs of $104,000); $3,074,000 was paid on December 14, 2004, $500,000 was paid on December 23, 2005 and $500,000 was paid in January 2007. The final purchase price was subject to a working capital adjustment based on the difference of the target working capital of Strongline, as specified in the Share Purchase Agreement, and the actual working capital as of the acquisition date. In June 2005, the working capital adjustment was finalized for $1,395,000 and was paid in July 2005.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Scala

On June 18, 2004, the Company acquired 22,570,851 ordinary shares of Scala Business Solutions N.V. (Scala), a publicly held software company headquartered in Amsterdam, the Netherlands, by means of an exchange offer made for all of the outstanding ordinary shares of Scala (the Exchange Offer). On July 8, 2004, the Company acquired 1,096,048 shares of Scala during a subsequent offering period. The shareholders of Scala received 0.1795 newly issued shares of the Company common stock and a cash payment of $1.8230 for each Scala ordinary share validly tendered during the initial and subsequent offering period. On July 12, 2004, the Company purchased 27,452 additional Scala shares on Euronext for a price of $83,500. As described below, on August 9, 2005, the Company deposited the funds to “buy-out” the remaining 461,074 Scala shares not owned by the Company. Therefore, as of August 9, 2005, the Company became the legal owner of all outstanding Scala shares.

Scala designs, develops, markets and supports collaborative enterprise resource planning (ERP) software that is used by the small- and medium-size divisions and subsidiaries of large multinational corporations, as well as by independent stand-alone companies, in developed and emerging markets. Scala’s solutions are based on a web services platform and utilize Microsoft® technologies. Scala’s software and services support local currencies and accounting regulations, are available in more than 30 languages, and are used by customers in over 140 countries. The Scala acquisition provides the Company with a significantly expanded worldwide presence and synergistic product offerings; both of which contributed to a purchase price in excess of the fair value of assets acquired and liabilities assumed and the creation of goodwill.

The total purchase price of Scala, reflecting the 22,570,851 shares tendered during the initial offering period, the 1,096,048 shares tendered during the subsequent offering period and the 27,452 shares purchased on Euronext, and the buy-out of the remaining 461,074 shares, was $95,750,000. The value of the Company’s common shares issued was $10.83 per share and is based on the average closing price for three days before, the day of, and three days after announcement of the transaction. The total purchase price, as described above, is summarized as follows (in thousands):

Value of securities issued	$46,012
Cash paid	44,899
Transaction costs	4,839

Total purchase price	$95,750

The Company used working capital and funds available under a Credit Agreement (Note 6) in order to finance the cash portion of the offer price.

The results of Scala’s operations are included in the accompanying Consolidated Statements of Operations from the June 18, 2004 acquisition date forward and include a minority interest of 1.9% through August 9, 2005, representing the amounts allocable to Scala shares that have not been tendered.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

The purchase price was allocated to Scala’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of June 18, 2004 with any excess being ascribed to goodwill. The following table summarizes the allocation of the purchase price (in thousands):

Fair value of tangible assets acquired:
Cash and marketable securities	$13,474
Accounts receivable	8,443
Property and equipment	1,406
Prepaid and other assets	6,799

Total tangible assets acquired	30,122
Acquired technology	21,650
Customer base	7,260
Trademark	5,740
Third party funded development agreement	950
Goodwill	72,281
Accounts payable and accrued expenses	(21,345)
Accrued restructuring	(5,012)
Deferred revenue	(15,896)

Net assets acquired	$95,750

Goodwill is amortizable for tax purposes when determining foreign earnings subject to tax in the U.S. It is not amortizable for tax in the foreign jurisdictions.

Pro Forma Information

Actual results of operations of the companies acquired in 2006, 2005 and 2004 are included in the consolidated financial statements from the dates of acquisition. The unaudited pro forma statement of operations data of the Company set forth below gives effect to the acquisitions by Epicor of CRS using the purchase method as if it occurred on January 1, 2005 and includes amortization of identified intangibles, interest expense on debt incurred to finance the acquisitions, elimination of amortization and interest related to CRS debt and intangibles not assumed in the acquisition, and the write-off of in-process research and development. The pro forma impact of Scala Africa, Scala Romania and Scala Italy are not included as the impact of these acquisitions was not significant to the Company’s historical results of operations. The following pro forma information is presented for illustrative purposes only and is not necessarily indicative of the consolidated financial position or results of operations for future periods or the financial position or result of operations that actually would have been realized had the acquisitions occurred at that time (in thousands, except per share data):

(Unaudited)
December 31, 2005
Total revenues	$343,022
Net income	$43,810
Net income per share:
Basic	$0.80

Diluted	$0.77

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 4.    Goodwill and Intangible Assets

In acquisitions accounted for using the purchase method, goodwill is recorded for the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired. SFAS 142 requires a periodic review of goodwill and indefinite life intangibles for possible impairment. In accordance with SFAS 142, the Company performed an impairment review of its recorded goodwill in 2006 and determined that no impairment of goodwill existed because the estimated fair value of each reporting unit exceeded its carrying amount. The following table represents the balance and changes in goodwill by reporting unit as of and for the years ended December 31, 2006 and 2005 (in thousands):

	License	Consulting	Maintenance	Total
Balance as of December 31, 2004	$25,075	$16,601	$41,816	$83,492
Strongline goodwill	264	175	440	879
Scala goodwill adjustments	649	430	1,082	2,161
Scala Italy goodwill	148	98	248	494
CRS goodwill	25,376	17,322	35,503	78,201
ROI goodwill adjustments	(222)	(147)	(369)	(738)
Foreign currency translation	(11)	(8)	(19)	(38)

Balance as of December 31, 2005	51,279	34,471	78,701	164,451

CRS goodwill adjustments	65	44	90	199
Scala goodwill adjustments	(638)	(423)	(1,064)	(2,125)
Scala Africa goodwill	108	92	585	785
Foreign currency translation	15	10	25	50

Balance as of December 31, 2006	$50,829	$34,194	$78,337	$163,360

The 2006 change in CRS goodwill is comprised of $1,762,000 as a result of changes in the original fair value estimates for inventory and deferred revenue and $293,000 as a result of additional legal and accounting costs incurred related to the acquisition. Goodwill was further increased by $238,000 due to a restructuring reserve. Goodwill was reduced during 2006 by $2,094,000 related to additional net operating loss carryforwards identified in connection with the filing of CRS tax returns, tax effect of changes in the original fair value estimates for inventory and deferred revenue, and other tax related items. The change in Scala goodwill is primarily due to the release of restructuring accrual for severance and facilities charges that will not be incurred, and a decrease in the deferred tax asset valuation allowance.

For 2005, the change in Strongline goodwill is the result of the Company recording a working capital adjustment and management completing its analysis during the year of 2005 of the fair value of the assets acquired and the liabilities assumed. The additional Scala goodwill is the result of additional transaction costs incurred during 2005, the buy-out of the remaining outstanding shares and a liability for pre-acquisition tax contingencies. The reduction of ROI goodwill is related to the release of the deferred tax asset valuation allowance and is in accordance with SFAS No. 109.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company added the following intangible asset as a result of the Scala Africa acquisition completed during 2006. The additional change in intangibles is due to foreign currency translation (in thousands):

	Scala Africa	Foreign Currency Translation	Total Change	Weighted Average Amortization Period
Customer base	$690	$139	$829	5 years

The intangibles will be amortized on a straight-line basis over the estimated economic life of the assets. As of December 31, 2006, the Company has not identified any indicators of impairment associated with identified intangible assets.

The following table summarizes the components of intangible assets (in thousands):

	As of December 31, 2006			As of December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net	Amortization Period
Acquired technology	$77,401	$42,689	$34,712	$77,401	$31,095	$46,306	5 years
Customer base	30,315	14,657	15,658	29,486	11,608	17,878	7 years
Trademark	10,290	4,647	5,643	10,290	2,589	7,701	5 years
Third party funded development agreement	950	950	—	950	583	367	3 years
Covenant not to compete	2,115	1,919	196	2,115	828	1,287	1-2 years

Total	$121,071	$64,862	$56,209	$120,242	$46,703	$73,539

Amortization expense of the Company’s intangible assets included in cost of license revenues for the years ended December 31, 2006, 2005 and 2004 was $17,007,000, $11,759,000 and $7,327,000, respectively. Amortization expense of the Company’s intangible assets included in general and administrative expense for the years ended December 31, 2006, 2005 and 2004 was $1,094,000, $581,000 and $171,000, respectively. Estimated amortization expense for 2007, 2008, 2009, 2010, 2011 and thereafter is approximately $16,927,000, $15,660,000, $11,703,000, $8,553,000, $2,277,000 and $1,089,000, respectively.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5.    Restructuring Charges

The following table summarizes the activity in the Company’s reserves associated with its restructuring activities (in thousands):

	Separation costs for terminated employees and contractors	Facilities closing and consolidation	Asset impairments	Total restructuring costs
Balance at December 31, 2003	$270	$3,076	$126	$3,472
2004 restructuring charges	437	1,945	—	2,382
Scala acquisition	4,897	1,351	—	6,248
Write-off of impaired assets	—	—	(126)	(126)
Cash payments	(3,905)	(2,322)	—	(6,227)

Balance at December 31, 2004	1,699	4,050	—	5,749
2005 restructuring charges	359	—	—	359
Cash payments	(929)	(907)	—	(1,836)

Balance at December 31, 2005	1,129	3,143	—	4,272
CRS acquisition	145	93	—	238
Scala adjustments	(512)	(1,218)	—	(1,730)
Cash payments	(486)	(623)	—	(1,109)

Balance at December 31, 2006	276	1,395	—	1,671
Less: current portion	(276)	(519)	—	(795)

Long-term accrued restructuring	$—	$876	$—	$876

2005 CRS Acquisition

In connection with the Company’s acquisition of CRS Retail Technology Group on December 6, 2005, the Company formulated a restructuring plan to close one of the CRS facilities. In connection with this, the Company recorded a liability of $238,000 for the restructuring costs associated with the CRS reduction in workforce and the closure of a CRS facility. This liability included $145,000 for separation costs for terminated employees and $93,000 for the closing of the CRS facility. In conjunction with this restructuring, ten CRS employees, or 3% of the CRS workforce, will be terminated from all functional areas. As of December 31, 2006, five of these terminations have been made. Lease payments on the CRS facility that was vacated will continue to be made until the respective noncancelable terms of the lease expire in 2008. As of December 31, 2006, the remaining balance is $143,000 and represents $93,000 of facility charges and $50,000 for severance.

2005 Restructuring Charges

For the year ended December 31, 2005, the Company recorded restructuring charges of $359,000. This charge represents severance costs related to the fourth quarter 2005 reorganization. In connection with these restructuring activities, the Company terminated 14 employees, or less than 1% of the Company’s workforce at that time, from various functions across the Company. All of these terminations have been completed, and as of December 31, 2006, the balance related to this restructuring is zero.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

2004 Restructuring Charges

For the year ended December 31, 2004, the Company recorded restructuring charges of $2,382,000. This charge represents $437,000 of separation costs related to the first quarter 2004 reorganization of one of the Company’s product lines and the movement of certain development efforts to Mexico as part of an overall cost reduction program. In connection with these restructuring activities, the Company terminated 35 employees, or 4% of the Company’s workforce at that time, from all functional areas of the Company. As of December 31, 2006, all of these terminations had been completed. The remaining charge includes (i) $504,000 for an addition to a previously recorded loss on one of the Company’s domestic facilities due to the renegotiation of a sublease agreement with one of the Company’s current subtenants, (ii) $98,000 for a loss recorded on one of the Company’s international facilities due to the determination that sublease income on this facility would not be realized according to the original estimate due to current economic conditions in this region, (iii) $684,000 for a loss recorded on another of the Company’s international facilities due to the unanticipated loss of its sublease income and (iv) $659,000 for a loss recorded on one of the Company’s domestic facilities as a result of a new sublease agreement entered into in 2004. At December 31, 2006, the remaining balance is $954,000 and represents facility charges. Lease payments on buildings vacated or downsized will continue to be made until the respective noncancelable terms of the lease expire in 2009.

2004 Scala Acquisition

In connection with the Company’s acquisition of Scala on June 18, 2004, the Company formulated a restructuring plan for the Scala operations. In connection with this, the Company recorded a liability of $6,248,000 for the restructuring costs associated with the Scala reduction in workforce and the closure of certain Scala offices. This liability included $4,897,000 for separation costs for terminated employees and $1,351,000 for the closing of certain of Scala’s facilities and tax audits. In conjunction with the acquisition, 120 Scala employees, or 21% of the Scala workforce, were terminated from all functional areas. As of December 31, 2006, all of these terminations have been completed. In December 2006, the Company reversed the reserve against goodwill related to facilities where leases were either surrendered with no further obligation or subleased for the remainder of the lease. In addition, severance reserves were reversed against goodwill as a result of the settlement of estimated obligations. As of December 31, 2006, the balance related to outstanding severance obligations is $226,000 for payments to terminated employees which are in accordance with their severance agreements.

2002 Restructuring Charges

In 2002, the Company underwent a restructuring of its operations in an effort to reduce its cost structure through a reduction in workforce and the consolidation of certain of its facilities.

For facility costs included in the restructuring charge, the associated subleased and unoccupied space is physically separate from the utilized space of the facility. The balance at December 31, 2006 is $348,000. Although the consolidation efforts were substantially completed as of the end of 2002, lease payments on the buildings that were vacated or downsized will continue to be made until the respective noncancelable terms of the leases expire in 2009.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 6.    Revolving Credit Facility and Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,
	2006	2005
Term loan	$99,250	$124,438
Other	125	301

	99,375	124,739
Less current portion	(1,102)	(100)

Total long-term debt	$98,273	$124,639

On March 30, 2006, the Company entered into a credit agreement with several financial institutions (the 2006 credit facility), which provides for revolving loans of up to $100 million (inclusive of a $20 million letter of credit sublimit) and a term loan facility of up to $100 million. At the time of closing of this facility, the Company had $22 million of revolving loan borrowings and $100 million of term loan borrowings, the proceeds from which were used to finance the applicable facility fees and to pay off the 2005 credit facility, which was terminated at the Company’s election effective March 31, 2006.

The Company used funds generated from operations to make discretionary principal payments against the revolver in the amounts $5.0 million in April 2006, $6.7 million in July 2006, and $10.3 million in October 2006, and mandatory principal payments of $250,000 against the term loan in June, September and December 2006. As a result of these payments, the outstanding balance under the 2006 credit line was $99.3 million as of December 31, 2006, all of which was attributable to the term loan facility.

Interest and minimum principal installments of $250,000 are payable quarterly during the term of the term loan facility and any unpaid principal balance is due on March 30, 2012. Interest payments on the revolving loan are payable quarterly during the term of the revolving loan and any principal balance is due on March 30, 2009. The Company can reduce the outstanding principal under the revolving loan in whole or in part at its election without any prepayment penalties and under the term loan facility in whole or in part without any prepayment penalties after the first anniversary of the closing date of the facility. Voluntary prepayments made prior to the first anniversary of the term loan facility are subject to penalty equal to 1.0% of the amount prepaid. In certain circumstances, proceeds generated from asset sales and/or debt or securities issuances must be used to prepay the principal balance under the term loan facility. Interest under this facility is based on various possible rates at prime rate or LIBOR plus an applicable margin based on the Company’s leverage ratio, at the Company’s option; provided that the initial borrowing for each of the revolving loan and term loan must be based on the prime rate plus applicable margin for a 3- and 14-day period, respectively, following closing.

To secure the obligations under the 2006 credit facility, the Company entered into a general security agreement to pledge a first priority security interest in and to its assets, and a security and pledge agreement to grant a first priority security interest in and to the capital stock of certain of the Company’s subsidiaries. The Company’s obligations under the 2006 credit facility are also secured by an irrevocable and unconditional guaranty by CRS Retail Systems, Inc., a Company subsidiary (CRS). To secure its obligations under the guarantee, CRS also entered into a general security agreement to pledge a first priority security interest in and to its assets. Each of the aforementioned agreements continue in force so long as the Company’s underlying obligations under the 2006 facility remain outstanding.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Under the 2006 credit facility the Company is required to comply with various financial covenants. The significant financial covenants include:

➢	Achieving minimum earnings before interest, taxes, depreciation and amortization (EBITDA);

➢	Achieving minimum funded debt to EBITDA ratios;

➢	Achieving minimum fixed charge coverage ratios and

➢	Maintaining minimum cash balances through maturity.

Additional material covenants under this facility include limitations on the Company’s indebtedness, liens on the Company’s assets, investments, dividends, and certain acquisitions and dispositions of assets by the Company and the requirement that the Company maintain ratings with Moody’s Investor Services, Inc. and Standard & Poor’s Ratings Group. From time to time the Company may borrow in foreign currencies to hedge its currency risks around the world.

As of December 31, 2006, the Company was in compliance with all covenants included in the terms of the 2006 credit facility. The weighted average interest rate applicable to the term loan was 7.83% at December 31, 2006. There was no principal outstanding under the revolver at December 31, 2006.

In March 2005, the Company syndicated a two year $50 million senior revolving credit facility with several financial institutions (the 2005 credit facility). This facility included an “accordion” feature that allowed the Company to increase the line of credit up to $125 million under certain conditions. At the time of the closing of this facility, the Company had $25 million in outstanding borrowings. The proceeds from this facility were used to pay off the balance under the prior credit facility, which was terminated at the Company’s election in March 2005. The Company used funds generated from operations to make discretionary $5 million principal payments towards the 2005 credit facility in April, July and October 2005. In November 2005, the Company exercised the “accordion” feature to increase the commitment to $125 million and the Company borrowed $115 million available under the facility to acquire CRS. In January 2006, the Company used funds generated from operations to make a discretionary principal payment of $5 million reducing the outstanding balance of the 2005 credit facility to $119 million.

Note 7.    Commitments and Contingencies

Leases

The Company leases certain of its operating facilities and equipment under operating leases with terms expiring through 2019. The Company also leases certain equipment in which the agreement contains a bargain purchase option until 2007. As a result, the present value of the remaining future minimum lease payments is recorded as a capitalized lease obligation.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following is a schedule of future minimum lease payments under capital leases, operating leases and future noncancellable sublease income (in thousands):

Years Ending December 31,	Future Minimum Capital Lease Payments	Future Minimum Lease Payments	Future Noncancellable Sublease Income	Net Future Minimum Lease Payments
2007	$132	$13,242	$2,689	$10,685
2008	—	12,385	2,719	9,666
2009	—	9,772	1,837	7,935
2010	—	6,642	—	6,642
2011	—	5,126	—	5,126
Thereafter	—	11,546	—	11,546

Total	132	58,713	7,245	51,600

Less amount representing interest	3	—	—	3

	$129	$58,713	$7,245	$51,597

Rental expense under operating leases, net of sublease income, was $11,477,000 for 2006, $8,725,000 for 2005 and $6,878,000 for 2004.

Employment Agreements

The Company has entered into agreements that provide its executive officers with compensation totaling from 6 to 18 months base salary and bonus in the event the Company terminates the executive without cause, including as a result of a change of control of the Company. The agreements also call for such payments, as well as the acceleration of vesting of certain stock options and restricted stock under certain circumstances related primarily to a change in control of the Company.

Litigation

The Company is subject to other legal proceedings and claims in the normal course of business. The Company is currently defending these proceedings and claims, and anticipates that it will be able to resolve these matters in a manner that will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Guarantees

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) divestiture and acquisition agreements, under which the Company may provide customary indemnifications to either (a) purchasers of the Company’s businesses or assets; or (b) entities from whom the Company is acquiring assets or businesses; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities and other claims arising from the Company’s use of the applicable premises; (iii) certain agreements with the Company’s officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company; and (iv) Company license

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

and consulting agreements with its customers, under which the Company may be required to indemnify such customers for intellectual property infringement claims and other claims arising from the Company’s provision of services to such customers.

The terms of such obligations vary. A maximum obligation arising out of these types of agreements is not explicitly stated and, therefore, the overall maximum amount of these obligations cannot be reasonably estimated. Specifically with respect to past divestiture agreements, the Company has been subject to capped indemnification provisions for claims by the acquirer of a nature specified in such agreements. These indemnity caps have ranged from $1.0 million to $3.5 million, but all such capped indemnity provisions have expired.

Note 8.    Income Taxes

The provision (benefit) for income taxes is comprised of the following (in thousands):

	Year Ended December 31,
	2006	2005	2004
Current:
Federal	$661	$888	$361
State	1,190	369	66
Foreign	2,022	1,119	909

Total	3,873	2,376	1,336

Deferred:
Federal	9,725	8,534	7,531
State	769	1,317	4,841
Foreign	1,319	(128)	2,709
Valuation Allowance	(897)	(30,288)	(15,081)

Total	10,916	(20,565)	—

Total	$14,789	$(18,189)	$1,336

The income (loss) before income taxes is allocated between U.S. federal and foreign jurisdictions as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
U.S.	$27,686	$18,346	$17,818
Foreign	10,921	15,588	7,658

Total	$38,607	$33,934	$25,476

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

The reported provision (benefit) for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate of 35% to the income before income taxes as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
Provision (benefit) computed at statutory rates	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Earnings in jurisdictions taxed at rates different from the statutory U.S. federal rate	(1.00)%	(15.1)%	(11.0)%
State and local taxes, net of Federal benefit	3.3%	(3.4)%	—
Write-off of In-Process R&D	—	2.1%	—
Current year R&D credit	—	—	(1.0)%
Excess officers compensation	1.6%	2.9%	4.0%
Other	1.7%	4.0%	4.0%
Valuation allowance	(2.3)%	(79.1)%	(25.8)%

Total	38.3%	(53.6%)	5.2%

The tax effects of temporary differences and carryforwards that give rise to the Company’s deferred income taxes assets and liabilities consist of the following (in thousands):

	December 31,
	2006	2005
Net operating loss carryforwards	$73,077	$86,700
Accrued expenses	4,432	7,489
Deferred revenue	1,045	2,039
Allowance for doubtful accounts	1,209	1,491
Research credit carryforward	2,054	1,988
Other credit carryforwards	2,179	1,462
Accrued restructuring costs	416	1,143
Depreciation	2,449	2,304
Stock-based compensation	2,399	—
State taxes	(325)	(1,425)
Purchased intangibles	(16,632)	(20,343)
Valuation allowance	(36,568)	(40,837)

Total	$35,735	$42,011

As previously disclosed, in 2005 the Company released the valuation allowance related to substantially all U.S. federal and state deferred tax assets and certain foreign deferred tax assets. With respect to the remaining deferred tax assets for the years ended December 31, 2005 and 2006, the Company intends to maintain a valuation allowance until sufficient positive evidence exists to determine that realization of such deferred tax assets is more likely than not to occur.

Additionally, under the provisions of SFAS No. 109, “Accounting for Income Taxes”, and related interpretations, future period reductions to the valuation allowance related to Scala’s deferred tax assets that existed as of the date of acquisition of Scala are first credited against goodwill, then to the

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

unamortized balance of other identifiable intangible assets recorded at the date of acquisition, and then, once these assets have been reduced to zero, credited to the income tax provision. The valuation allowance related to Scala’s pre-acquisition deferred tax assets is approximately $6.9 million at December 31, 2006. Such amount will be credited to goodwill if or when the valuation allowance reverses.

The deferred tax provision includes a $1.6 million tax benefit from stock compensation recorded to additional paid in capital and a $.9 million tax benefit from utilization of acquired net operating losses with a corresponding valuation allowance recorded to goodwill and approximately $2.3 million recorded through purchase accounting.

The Company has U.S. federal, state and foreign net operating loss carryforwards as of December 31, 2006, of approximately $101.3 million, $35.3 million and $128.9 million, respectively. The federal and state losses expire in the years 2007 through 2022. Approximately $34.4 million of the U.S. federal NOL is subject to annual limitations on utilization equal to approximately $12.1 million pursuant to section 382 of the Internal Revenue Code. The foreign losses generally have no expiration date. In addition, the Company has approximately $2.0 million of federal and state research and development credit carryforwards that expire in the years 2007 through 2025.

U.S. deferred income taxes were not provided for on undistributed earnings from certain non-U.S. subsidiaries at December 31, 2006. Those earnings are considered to be permanently reinvested in accordance with Accounting Principles Board (APB) Opinion 23 and will not be remitted to the U.S.

The Company believes it has adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. Although not probable, the most adverse resolution of these issues could result in additional charges to earnings in future periods.

Note 9.    Stock-Based Compensation

General

The Company’s share based awards are long-term retention plans that are intended to attract, retain and provide incentives for talented employees, including officers and non-employee directors, and to align employee and stockholder interests. The Company believes its share based awards are critical to its operation and productivity. The employee share based award plans allow the Company to grant, on a discretionary basis, incentive stock options, non-qualified stock options and restricted stock.

Employee Stock Option Plans

Historically, the Company has granted stock options to its employees, including executive officers, from its various plans. Stock options are granted with an exercise price equal to the fair market value on the date of grant, generally vest over four years and expire ten years from the date of grant. Due to the adoption of SFAS 123-R, the Company has elected to no longer grant stock options.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan authorizing the issuance of up to 1,250,000 shares of common stock to participating employees. The plan permits employees to purchase common stock at a

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

price equal to 95% of the fair market value at the end of a six-month offering period. Beginning February 2006, the Company’s ESPP program is non-compensatory, and therefore no additional stock-based compensation expense will be recorded.

Restricted stock

The Company has granted restricted stock to key employees, including officers. Nonvested shares (restricted stock) are shares that are restricted because the agreed-upon consideration, such as employee services or performance condition, has not yet been received or achieved. Restricted stock cannot be sold. The restriction on sale of restricted stock is due to the forfeitability of the shares if specified events occur (or do not occur).

The Company adopted SFAS 123-R during the first quarter of 2006. Prior to that, the Company followed the disclosure-only provisions of SFAS No. 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” and, accordingly, accounted for its employee stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations.

The Company elected to utilize the modified prospective method for the transition to SFAS 123-R. Under the modified prospective method, SFAS 123-R applies to all awards granted or modified after the date of adoption. In addition, under the modified prospective method, compensation expense will be recognized for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on grant-date fair values estimated in accordance with the original provisions of SFAS 123.

The following table sets forth the total stock-based compensation expense resulting from stock options, restricted stock awards, and the employee stock purchase plan included in the Company’s Consolidated Statements of Operations (in thousands):

	Year Ended December 31,
	2006	2005	2004
Cost of revenues	$1,430	$4	$79
Sales and marketing	2,852	4	63
Software development	830	1	9
General and administrative	4,339	2,616	2,466

Total stock-based compensation expense	$9,451	$2,625	$2,617

Net cash proceeds from the exercise of stock options were approximately $2,245,000, $2,299,000 and $2,393,000 for the years ended December 31, 2006, 2005 and 2004, respectively. In accordance with SFAS 123-R, the Company presents excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows. For the year ended December 31, 2006, net cash provided by operating activities decreased by and financing activities increased by $1,784,000 related to excess tax benefits from exercise of stock-based awards. The Company is making a one-time accounting policy election to adopt the short-cut method of FASB Staff Position (FSP) FAS 123-R-3 for calculating the pool of windfall tax benefits.

Under SFAS 123 the Company based its expense calculation for the stock compensation pro forma footnote disclosure on actual forfeitures; however, SFAS 123-R requires an estimate of forfeitures be

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

used in the calculation. Upon adoption of SFAS 123-R the Company changed its methodology to include an estimate of forfeitures.

The following table sets forth share-based compensation related to stock options, employee stock purchase plan and restricted stock (in thousands):

	Year Ended December 31,
	2006	2005	2004
Stock options and employee stock purchase plan	$2,493	$—	$—
Restricted stock	6,958	2,625	2,617

Total	$9,451	$2,625	$2,617

Tax benefit related to stock-based compensation	$2,763	$—	$—

No share-based compensation was capitalized for the three years ended December 31, 2006, 2005 and 2004.

For the years ended December 31, 2005 and 2004, the Company complied with APB No. 25 in accounting for stock options issued to employees and the employee stock purchase plan. Stock options were granted with an exercise price equal to the fair market value of the common stock on the date of grant. Accordingly, no compensation expense was recognized for options issued to employees and stock issued under the stock purchase plan. In accordance with the modified prospective method of transition to SFAS 123-R, prior periods were not restated to reflect the impact of adopting the new standard. Had compensation cost for the Company’s stock option plans and stock purchase plan been determined based upon fair value at the grant date consistent with SFAS No. 123, the Company’s net income and net income per share would have been as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2005	2004
Net income as reported	$52,035	$23,969
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2,600	2,604
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,431)	(5,503)

Net income—pro forma	$46,204	$21,070

Net income per share as reported:
Basic	$0.95	$0.47
Diluted	$0.92	$0.45
Net income per share—pro forma:
Basic	$0.85	$0.42
Diluted	$0.82	$0.39

For purposes of computing pro forma net income, the Company estimated the fair value of each option grant and employee stock purchase plan right on the date of grant using the Black-Scholes option-pricing

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

model. The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable, while the options issued by the Company are subject to both vesting and restrictions on transfer. In addition, option-pricing models require input of highly subjective assumptions including expected stock price volatility and expected life. The Company used historical data for expected volatility and the expected life of its stock options.

As a result of adopting SFAS 123-R, the Company’s income before income taxes and net income for the year ended December 31, 2006 is lower by $2.5 million and $1.7 million, respectively, than if the Company had continued to account for stock-based compensation under the recognition and measurement provisions of APB 25 and related Interpretations, as permitted by SFAS 123. Basic and diluted earnings per share for the year ended December 31, 2006 is $0.03 lower than if the Company had continued to account for stock-based compensation under APB 25.

The weighted average assumptions used to value the option grants and the stock purchase plan rights are as follows. As there were no options granted for the year ended December 31, 2006, no data is provided for stock option plans with respect to the weighted average assumptions used to value the option grants and the stock purchase plan rights.

	Year Ended December 31,
	2005		2004
	Stock Option Plans	Purchase Plan	Stock Option Plans	Purchase Plan
Expected life (years)	4.0	0.5	4.4	0.5
Risk-free interest rate	3.8%	3.5%	3.2%	2.5%
Volatility	0.7	0.4	0.6	0.6
Dividend rate	0.0%	0.0%	0.0%	0.0%

The Company has a total of eleven stock option plans and has available a total of 824,451 shares of its common stock for issuances pursuant to incentive and non-qualified stock option plans and stock purchase rights that may be granted to officers, key employees and directors of the Company as of December 31, 2006. The Company issues new shares to satisfy stock option exercises and stock purchases under the Company’s share-based plans. Stock options are granted with an exercise price equal to the fair market value on the date of grant, generally vest over four years and expire ten years from the date of grant.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

A summary of the shares reserved for grant, options outstanding and options available for grant under each plan is as follows:

Name	Originally Authorized	Options Outstanding	Granted Restricted Shares	Options Available For Grant
Nonqualified Stock Option and Restricted Stock Purchase Plan—1990	1,650,000	6,000	—	—
1993 Nonqualified Stock Option Plan	1,275,000	120,690	—	—
1994 Incentive Stock Option, Non-qualified Stock Option and Restricted Stock Purchase Plan	2,200,000	85,500	—	—
1996 Nonqualified Stock Option Plan	500,000	114,675	—	—
1997 Nonqualified Stock Option Plan	500,000	60,974	—	—
1998 Nonqualified Stock Option Plan	3,000,000	272,535	—	—
1999 Nonqualified Stock Option Plan	6,000,000	1,775,001	240,222	71,201
2005 Stock Incentive Plan	3,000,000	—	2,246,750	753,250
2003 CFO Option Plan	250,000	159,800	—	—
1999 Merger Transition Nonstatutory Stock Option Plan	900,000	37,600	—	—
1995 Equity Incentive Plan (DataWorks)	2,937,800	10,719	—	—

Totals	22,212,800	2,643,494	2,486,972	824,451

The Company has an employee stock purchase plan authorizing the issuance of up to 1,250,000 shares of common stock to participating employees. The plan permits employees to purchase common stock at a price equal to 95% of the fair market value at the end of a six-month offering period. As of December 31, 2006, 711,811 shares have been issued under this plan.

On March 18, 2003, the compensation committee of the board of directors granted to the Company’s CEO the right to receive 3,000,000 shares of restricted stock for a purchase price equal to the par value of such stock. The first grant was effective immediately and consisted of 1,000,000 shares. The second grant of 2,000,000 was conditioned upon stockholder approval of an increase in the number of shares reserved under the Company’s 1999 Nonstatutory Stock Option Plan. Such stockholder approval was obtained on May 20, 2003. Based on the market value of the Company’s stock on the grant date for the 1,000,000 share grant and the market value of the Company’s stock on the stockholder approval date for the 2,000,000 share grant, the Company recorded stock compensation expense of $2,364,000 and $2,364,000 for the years ended December 31, 2005 and 2004, respectively. The restricted stock was fully vested as of December 31, 2005, and there is no future compensation expense related to these shares.

In July 2005, the Company granted to certain officers the right to receive 140,000 restricted shares for a purchase price equal to the par value of such stock. In October 2005, the Company granted to certain officers the right to receive 61,200 restricted shares for a purchase price equal to the par value of such stock. During 2006 the Company granted to various members of management and Board of Directors the right to receive 218,333 restricted shares for a purchase price equal to the par value of such stock. These restricted shares generally vest 25% on the first anniversary of the grant date, then quarterly in equal installments over the remaining three years.

During 2006, the Company granted 2,131,750 shares of performance-based restricted stock for a purchase price equal to the par value of such stock. The shares are subject to a vesting schedule and were

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

granted to various members of management. The recipients will vest in the restricted stock, or a portion thereof, in three equal, annual installments depending upon achievement of targets with respect to the Company’s annual revenue and adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for each of three performance years. Restricted stock is held in escrow, and the Company’s reacquisition right will not lapse until the shares are fully vested. Shares that have not vested upon the employee’s termination of service with the Company will be forfeited and automatically transferred to and reacquired by the Company. In addition, restricted shares that do not vest as a result of the Company’s non-achievement with respect to annual revenue and adjusted EBITDA will be forfeited and automatically transferred to and reacquired by the Company.

The performance condition for each year is an independent performance condition. Therefore, although compensation expense for all three years will be measured based on the grant date fair value of the shares, the related compensation expense will be recognized separately in each year related only to the shares potentially earned in each year, assuming that it is considered to be probable that the shares will be earned each year.

At December 31, 2006, there was approximately $3,209,000 of total unrecognized compensation cost related to restricted stock, excluding performance-based restricted stock. This cost is expected to be recognized over a weighted-average period of approximately two years. The compensation cost related to the performance-based restricted stock depends on the estimated number of shares that will vest, based on the probable outcome of the performance conditions. The Company is required at each reporting date to assess whether achievement of any performance condition is probable. The Company has recorded stock compensation expense related to these grants of $5,900,000 for the year ended December 31, 2006, based on the Company’s achievement of its revenue and adjusted EBITDA targets. The Company anticipates it will recognize compensation expense related to the 2007 and 2008 performance-based restricted in an amount greater than 2006 due to additional participants. This cost is expected to be recognized over a weighted-average period of approximately two years.

The fair value of restricted stock that vested during the year ended December 31, 2006 was $857,000. The following table is a rollforward of restricted stock activity for the year ended December 31, 2006:

	Year Ended December 31,
	2006		2005
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock, beginning of period	201,200	$13.22	—	$—
Granted	2,350,083	11.52	201,200	13.22
Vested	(64,311)	13.06	—	—
Forfeited	—	—	—	—

Restricted stock, end of period	2,486,972	$11.62	$201,200	$13.22

On February 15, 2007, the Company’s reacquisition rights lapsed on 493,512 shares related to the performance-based restricted stock plan. These shares are included in restricted stock at the end of the period in the above table. The lapse occurred following the Company’s determination of its achievement of 2006 performance year targets. As discussed above, the compensation expense related to these shares

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

is included in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006.

The following is a summary of activity under the stock option plans:

	Year Ended December 31,
	2006		2005		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,462,981	$7.14	4,127,333	$6.68	3,443,614	$3.26
Granted	—	—	155,500	12.40	1,535,000	12.98
Exercised	(632,104)	3.55	(570,585)	4.03	(611,213)	3.91
Expired or canceled	(187,383)	12.73	(249,267)	9.88	(240,068)	4.95

Outstanding, end of period	2,643,494	$7.64	3,462,981	$7.16	4,127,333	$6.68

Options exercisable	2,149,403	$7.28	2,262,492	$6.68	1,406,015	$3.25

For the options granted during the years ended December 31, 2005 and 2004, the weighted average fair value on the date of grant was $4.86 and $6.46, per option, respectively. No options were granted during the year ended December 31, 2006. As of December 31, 2006, the options exercisable weighted average remaining contractual term and aggregate intrinsic value of options exercisable was 6.1 years and $14,038,000, respectively. As of December 31, 2006, options vested and expected to vest of 2,622,000, had a weighted average remaining contractual term and aggregate intrinsic value of 6.3 years and $16,090,000, respectively.

The aggregate intrinsic value above represents the total pretax intrinsic value, the difference between the Company’s closing stock price on the last trading day of the year and the exercise price, multiplied by the number of shares that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $5,494,000, $6,078,000 and $8,968,000, respectively. The fair value of options that vested during the years ended December 31, 2006, 2005 and 2004 were $7,676,000, $17,048,000 and $9,267,000, respectively.

Stock Option Exchange Program

In January 2001, the Company offered to current employees that held stock options the opportunity to exchange all of their outstanding stock options for restricted shares of the Company’s common stock, at a price equal to the par value of such common stock. All employees who accepted the offer received one share of restricted stock for every two options exchanged. The restricted stock vested over a period of two to four years, depending upon whether the exchanged options were vested or unvested at the time of the exchange. Employees who elected to exchange their options were ineligible for stock option grants for a period of six months and one day following the exchange date of January 26, 2001. As of December 31, 2005, all shares had vested. For the years ended December 31, 2005 and 2004, the Company recorded compensation expense of $15,000 and $254,000, respectively, related to this restricted stock.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Future Stock-Based Compensation

At December 31, 2006, the unvested stock options cost is expected to be recognized over a weighted-average period of approximately one year. The unvested restricted stock cost is expected to be recognized over a weighted-average period of approximately two years. Estimated future stock-based compensation expense to be charged to operations for 2007, 2008, 2009, 2010 and 2011 is as follows (in thousands):

Years Ending December 31,	Restricted Stock Compensation Expense	Stock Option Compensation Expense	Total
2007	$9,693	$1,988	$11,681
2008	9,597	415	10,012
2009	1,034	24	1,058
2010	241	—	241
2011	7	—	7

Total estimated future stock-based compensation expense	$20,572	$2,427	$22,999

The above includes estimated stock-based compensation expense to be charged to expense as a result of the Company’s adoption of SFAS 123-R, which requires expense recognition for the fair value of all share-based payments to employees effective for annual periods beginning after June 15, 2005. All restricted shares issued in the stock option exchange program fully vested as of January 26, 2005, and all compensation expense related to these shares had been recorded as of December 31, 2005. On December 18, 2005, the Compensation Committee of the Board of Directors of the Company authorized the Company to accelerate the vesting of certain unvested and “out-of-the-money” stock options outstanding under the Company’s stock plans that have exercise prices per share of $14.31 or higher. Options to purchase approximately 475,000 shares of the Company’s common stock became exercisable immediately. Options held by non-employee directors were not included in the vesting acceleration. In addition, in order to prevent unintended personal benefits to executive officers, restrictions will be imposed on any shares received through the exercise of accelerated options held by those individuals. Those restrictions will prevent the sale of any shares received from the exercise of an accelerated option until the date on which such shares would have vested under the options original vesting terms.

Note 10.    Shareholder Rights Plan

On March 9, 1994, the Board of Directors adopted a Shareholder Rights Plan (the Plan) that is intended to protect stockholders from unfair takeover practices. Under the Plan, each share of common stock carries a right to obtain additional stock according to terms provided in the Plan. The rights will not be exercisable or separable from the common stock until a third-party acquires at least 20% of the Company’s then outstanding common stock or commences a tender offer for at least 20% of the Company’s then outstanding common stock. In the event the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of the Company’s consolidated assets or earning power are sold or transferred, each right will entitle its holder to receive, at the then current exercise price, common stock of the acquiring company having a market value equal to two times the exercise price of the right. If a person or entity were to acquire 20% or more of the outstanding shares of the Company’s common stock, or if the Company is not the surviving corporation in a merger and its common stock is not changed or exchanged, each right

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

will entitle the holder to receive at the then current exercise price common stock having a market value equal to two times the exercise price of the right. Until a right is exercised, the holder of a right, as such, will have no rights as a stockholder of the Company, including, without limitation, the rights to vote as a stockholder or receive dividends.

Note 11.    Preferred Stock

Series C

On May 26, 1995, the Company issued 231,598 shares of newly created Series C Preferred Stock. The preferred shares were issued at a price of $78.70 per share. Such Series C preferred stock was convertible into common shares of the Company on a ten-for-one basis at any time at the option of the holders. These shares have been fully converted as of December 31, 2005, with the final conversion of the remaining 61,735 shares completed on November 12, 2004. These shares were converted on a ten-for-one basis to 617,350 shares of common stock.

Series D

On February 13, 2003, the Company completed a private placement of 300,000 shares of newly created Series D preferred stock resulting in gross proceeds to the Company of $5,730,000. The Company sold the shares, each of which were convertible into 10 shares of the Company’s common stock, to investment funds affiliated with Trident Capital (Trident), a venture capital firm, pursuant to a Series D Preferred Stock Purchase Agreement, dated as of February 11, 2003, between the Company and Trident. The price of the Series D preferred stock was determined to be $19.10, reflecting the Company’s common stock closing price of $1.91 on February 10, 2003, the day preceding the purchase agreement.

The Company’s Series D preferred stock was convertible into common shares of the Company on a ten-for-one basis at any time at the option of the holders. On November 12, 2004, 131,842 Series D shares were converted to 1,318,420 common stock shares. On August 3, 2005, 168,158 Series D shares were converted to 1,681,580 common stock shares.

Following the conversions of the Series C and Series D preferred stock, the Company has no outstanding preferred stock.

Note 12.    Treasury Stock

The shares held in treasury were acquired by the Company as a result of the vesting of restricted stock, pursuant to the stock option exchange program executed in January 2001, and the issuance of restricted shares to the Company’s CEO and management. The Company repurchases a portion of the vested shares as consideration for the Company’s payment of the required withholding taxes. As of December 31, 2006, these repurchased shares are held in treasury and are available for future reissuance.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

In conjunction with the quarterly vesting of the restricted stock issued in connection with the stock option exchange program and the issuance of restricted stock, the following treasury stock acquisitions were made during the years ended December 31, 2006 and 2005:

Quarter Ending	Shares acquired	Value of Shares
March 31, 2005	114,366	$1,494,000
June 30, 2005	114,366	$1,509,000
September 30, 2005	114,367	$1,487,000
December 31, 2005	114,367	$1,617,000
March 31, 2006	—	—
June 30, 2006	—	—
September 30, 2006	12,513	$130,000
December 31, 2006	6,116	$86,000

Note 13.    Employee Benefit Plan

The Company has a 401(k) salary deferral plan (the 401(k) Plan), which is funded based on employee contributions. Terms of the 401(k) Plan provide for the Company to make contributions to the 401(k) Plan on behalf of each eligible employee (as defined) in an amount equal to 50% on the first 4% of the eligible employee’s deferred compensation contribution (as defined). The Company’s contributions to the 401(k) Plan were approximately $1,344,000, $979,000 and $993,000, respectively, for the years ended December 31, 2006, 2005 and 2004.

In January 2005, the Company implemented a deferred compensation plan which permits certain eligible U.S. executives to defer a portion of their compensation. Benefit payments under the plan are funded by contributions from the participants. There is no Company match. At December 31, 2006 and 2005, the Company had $1.2 million and $0.5 million, respectively, of deferred compensation included in accrued expenses in the accompanying consolidated balance sheet. Such amounts are unsecured obligations of the Company.

Note 14.    Segment and Geographic Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has prepared operating segment information to report components that are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s reportable operating segments include software licenses, consulting, maintenance and hardware and other. Currently, the Company does not separately allocate operating expenses to these segments, nor does it allocate specific assets to these segments. Therefore, the segment information reported includes only revenues, cost of revenues and gross profit.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Operating segment data for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands):

	Software Licenses	Consulting	Maintenance	Other	Total
Year Ended December 31, 2006:
Revenues	$99,530	$107,520	$150,010	$27,036	$384,096
Cost of revenues	36,302	88,043	34,186	23,937	182,468

Gross Profit	$63,228	$19,477	$115,824	$3,099	$201,628

Year Ended December 31, 2005:
Revenues	$77,052	$73,666	$134,544	$4,151	$289,413
Cost of revenues	27,307	58,640	28,212	2,046	116,205

Gross Profit	$49,745	$15,026	$106,332	$2,105	$173,208

Year Ended December 31, 2004:
Revenues	$59,037	$56,891	$105,455	$3,483	$224,866
Cost of revenues	18,547	41,580	25,114	2,108	87,349

Gross Profit	$40,490	$15,311	$80,341	$1,375	$137,517

The following schedule presents the Company’s operations by geographic area for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	United States	Europe	Australia and New Zealand	Asia	Other	Consolidated
Year Ended December 31, 2006:
Revenues	$242,907	$93,950	$10,451	$19,595	$17,193	$384,096
Identifiable assets	250,664	159,256	5,753	17,959	8,258	441,890
Year Ended December 31, 2005:
Revenues	$156,919	$90,639	$9,197	$18,062	$14,596	$289,413
Identifiable assets	257,776	150,841	3,421	11,368	5,545	428,951
Year Ended December 31, 2004:
Revenues	$132,425	$60,940	$6,933	$11,060	$13,508	$224,866
Identifiable assets	71,616	155,431	7,823	13,274	7,605	255,749

Revenues are attributed to geographic areas based on the location of the Company’s subsidiary that entered into the related contract. No single customer accounts for greater than 10% of revenues.

Epicor Software Corporation

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 15.    Selected Quarterly Information (Unaudited)

The following table sets forth selected unaudited quarterly information for the Company’s four fiscal quarters in 2006 and 2005. The Company believes that all necessary adjustments (which, except as discussed below, consisted only of normal recurring adjustments) have been included in the amounts stated below to present fairly the results of such periods when read in conjunction with the annual financial statements and related notes (in thousands, except per share data):

	Year 2006 Quarter Ended
	December 31	September 30	June 30	March 31
Total revenues	$104,365	$95,710	$99,542	$84,479
Gross profit	$55,839	$50,058	$51,259	$44,472
Operating income	$12,861	$10,361	$12,913	$8,898
Net income	$6,748	$5,424	$7,085	$4,561
Earnings per share—diluted	$0.12	$0.10	$0.12	$0.08
Shares outstanding—diluted	57,607	57,003	56,950	56,639

	Year 2005 Quarter Ended
	December 31	September 30	June 30	March 31
Total revenues	$81,658	$69,948	$71,023	$66,784
Gross profit	$49,191	$41,958	$42,772	$39,287
Operating income	$7,956	$9,526	$10,983	$6,640
Net income	$7,944	$8,800	$29,554	$5,737
Earnings per share—diluted	$0.14	$0.16	$0.52	$0.10
Shares outstanding—diluted	56,573	56,500	56,592	56,614

Significant to the quarterly results of operations for the year ended December 31, 2005 are restructuring charges of $359,000, a non cash income tax benefit of $18,189,000 and the results of operations related to the CRS acquisition from December 6, 2005.

PROSPECTUS

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

Subscription Rights

We may offer from time to time debt securities, common stock, preferred stock, depositary shares, warrants, or subscription rights. The debt securities, preferred stock, warrants and subscription rights may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of our company or debt or equity securities of one or more other entities. We will provide the specific terms of any offering and the offered securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Epicor Software Corporation’s common stock is traded on the Nasdaq Global Select Market under the symbol “EPIC.” On April 30, 2007, the last reported sale price for our common stock was $14.50 per share.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on an immediate, continuous or delayed basis. The names of any underwriters will be stated in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the related offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May 1, 2007

No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement in connection with the offering described in this prospectus and any accompanying prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus nor any prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference in this prospectus or in any prospectus supplement is correct as of any date subsequent to the date of this prospectus or of any prospectus supplement.

SUMMARY

About This Prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in the prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the securities offered, the initial public offering price, the price paid for the securities, net proceeds and the other specific terms related to the offering of these securities.

You should only rely on the information contained or incorporated by reference in this prospectus and/or any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the cover of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless we state otherwise, the “Company,” “we,” “us,” “our” and “Epicor” refer to Epicor Software Corporation and its consolidated subsidiaries.

Epicor Software Corporation

We design, develop, market and support enterprise application software solutions for use by mid-sized companies, as well as the divisions and subsidiaries of larger corporations worldwide. Our business solutions are primarily focused on companies or divisions between $10 million and $1 billion in annual revenues. Our solutions are designed to help companies focus on their customers, suppliers, partners, and employees, through enterprise-wide management of resources and information. This collaborative focus distinguishes us from conventional enterprise resource planning (ERP) vendors, whose primary focus is improving internal business processes and efficiencies. By automating and integrating information and critical business processes across their entire value chain, enterprises can improve not just their bottom line, but also their top line, allowing them to compete more effectively in today’s increasingly global economy.

Our products include back office applications for manufacturing, supply chain, distribution, and financial accounting as well as front office customer relationship management (CRM) applications for sales, marketing and customer service and support. We also provide industry-specific solutions to a range of vertical markets including financial services, professional services, industrial machinery and specialty retail. Our solutions also offer integrated e-commerce and collaborative portal capabilities that allow companies to further extend beyond the traditional “four walls” of their enterprise, and further integrate their operations with those of their customers, suppliers and partners.

We were incorporated in Delaware in November 1987 under the name Platinum Holdings Corporation. In September 1992, we changed our name to Platinum Software Corporation. In April 1999, we changed our name to Epicor Software Corporation. We have ten active operating subsidiaries worldwide. Our corporate headquarters are located at 18200 Von Karman Ave, Suite 1000, Irvine, California. Our telephone number is (949) 585-4000 and our website can be accessed at www.epicor.com. Information contained in our website does not constitute part of this prospectus.

Epicor reports four operating business segments: software licenses, consulting, maintenance and hardware and other. See Note 14 to our Condensed Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission, or SEC, on March 12, 2007, for certain financial information relating to our segments.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, predictions regarding the following aspects:

•	the Company’s future financial results;

•	the impact of new accounting pronouncements;

•	the Company’s product development plans;

•	the Company’s capital spending;

•	the Company’s future cash flow from operations;

•	sufficient sources of financing to continue operations for next twelve months and to satisfy contractual obligations and commercial commitments;

•	the effect of current legal proceedings;

•	future cash tax payments and net operating loss carry forwards;

•	the future use of forward or other hedging contracts;

•	the future impact of recent acquisitions on the Company;

•	future investments in product development;

•	schedule of amortization of intangible assets; and

•	future impact of valuation allowance review

You can identify these and other forward-looking statements by the use of words such as “may,” “can,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology or statements concerning “potential” or “opportunity.” Forward-looking statements also include the assumptions underlying or relating to any forward-looking statements.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those risk factors set forth in the documents incorporated by reference into this prospectus. All forward-looking statements included in this document are based on our assessment of information available to us at the time this prospectus is filed. We do not intend, and disclaim any obligation, to update any forward-looking statements, except as required by law.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, we intend to use the net proceeds from the offerings for general corporate purposes and to fund possible acquisitions and repurchases of our outstanding shares of common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows.

	Fiscal Year Ended December 31,
	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges (1)	5.16x	21.19x	34.17x	45.12x	—

(1)	For these ratios, “earnings” is computed by adding income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt expense. Earnings were insufficient to cover fixed charges by approximately $8.5 million for the year ended December 31, 2002.

DESCRIPTION OF THE SECURITIES

We may issue from time to time, in one or more offerings the following securities:

•	debt securities, which may be senior or subordinated, and which may be convertible into our common stock or be non-convertible;

•	shares of common stock;

•	shares of preferred stock;

•	depositary shares;

•	warrants exercisable for debt securities, common stock or preferred stock; and

•	subscription rights.

We will set forth in the applicable prospectus supplement a description of the debt securities, common stock, preferred stock, depositary shares, warrants and subscription rights that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offer.

DESCRIPTION OF THE DEBT SECURITIES

This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the material terms of that particular series and to the extent to which the general terms and provisions contained herein apply to that particular series.

Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We are not limited as to the amount of debt securities we may issue under the indenture. Unless otherwise provided in a prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series.

Events of Default

The indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

(1)	failure to pay principal of or any premium on any debt security of that series when due;

(2)	failure to pay any interest on any debt security of that series for 30 days when due;

(3)	failure to make any sinking fund payment for 30 days when due;

(4)	failure to perform any other covenant in the indenture if that failure continues for 90 days after we are given the notice required in the indenture;

(5)	our or our significant subsidiary’s (as defined in Regulation S-X promulgated under the Securities Act of 1933, as amended,) bankruptcy, insolvency or reorganization; and

(6)	any other event of default specified in the prospectus supplement.

An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

If an event of default, other than an event of default described in clause (5) above solely with respect to us, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately. If an event of default described in clause (5) above shall occur solely with respect to us, the principal amount of all the debt securities of that series will automatically become immediately due and payable.

After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series, under certain circumstances, may rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each holder a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default (a) has been cured or waived; or (b) is not in the payment of any amounts due with respect to any security or the failure to convert any security in accordance with the indenture and the trustee in good faith determines that withholding the notice is in the best interests of holders. In addition, the trustee shall give the holders of securities of such series notice of such default or event of default actually known to it as and to the extent provided by the Trust Indenture Act.

Satisfaction and Discharge

We may be discharged from our obligations on the debt securities of any series if we deposit enough cash or U.S. government obligations with the trustee to pay all of the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities and satisfy certain other conditions precedent. We may be so discharged only if (i) all of the securities of such series have been delivered to the trustee for cancellation (subject to certain exceptions) or (ii) all such Securities not theretofore delivered to the trustee for cancellation have become due and payable, or will become due and payable at their Stated Maturity within one year, or if redeemable at our option, are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense.

Upon such satisfaction and discharge of the indenture with respect to any series of securities, the indenture shall cease to be of further effect with respect to such series of securities, except as to any surviving rights of registration of transfer or exchange of securities expressly provided for in the indenture or any other surviving rights expressly provided for in a supplemental indenture for a series of Securities.

Use of Proceeds

The use of proceeds for a series of debt securities will be specified in a prospectus supplement.

Compliance Certificates and Opinions

Upon any application or request by us to the trustee to take any action under any provision of the indenture, we will furnish to the trustee such certificates and opinions as may be required under the Trust Indenture Act.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the issuance of the securities offered by any prospectus supplement for us.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference and have been so incorporated in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2005, and for each of the two years in the period ended December 31, 2005 incorporated by reference in this prospectus from Epicor Software Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission, in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy our reports, proxy statements and other information filed by us at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov and at our website at http://www.epicor.com. However, information on the Commission’s website and our website does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the document listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) and any future filings made by us with the Commission (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Our Current Reports on Form 8-K filed on March 6, 2007 and January 16, 2007;

•

The description of our common stock contained in the registration statement on Form 8-A, filed with the Commission on or about October 15, 1992, and any amendment or report filed for the purpose of updating such description; and

•

The description of our preferred stock purchase rights contained in the registration statement on Form 8-A, filed with the Commission on April 14, 1994, as amended on November 21, 2001 and November 1, 2004.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations Department

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, CA 92718-2402

Tel: (949) 585-4000